LIGHT & WONDER, INC.

2023 ANNUAL REPORT TO STOCKHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-11693

LIGHT & WONDER™

LIGHT & WONDER, INC.

(Exact name of registrant as specified in its charter)

Nevada	**81-0422894**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6601 Bermuda Road, Las Vegas, Nevada	**89119**
(Address of principal executive offices)	(Zip Code)

(702) 897-7150

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value	**LNW**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2023, the market value of voting and non-voting common equity held by non-affiliates of the registrant was $4,860,448,709.

Common stock outstanding as of February 23, 2024 was 89,829,277.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to the 2024 annual meeting of stockholders are incorporated by reference in Part III. The proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2023.

TABLE OF CONTENTS

Glossary of Terms

The following terms or acronyms used in this Form 10-K are defined below:

Term or Acronym	Definition
2025 Unsecured Notes	8.625% senior unsecured notes due 2025 issued by LNWI
2028 Unsecured Notes	7.000% senior unsecured notes due 2028 issued by LNWI
2029 Unsecured Notes	7.250% senior unsecured notes due 2029 issued by LNWI
2031 Unsecured Notes	7.500% senior unsecured notes due 2031 issued by LNWI
AEBITDA	Adjusted EBITDA, our primary performance measure of profit or loss for our business segments
April 2022 Refinancing	The series of refinancing transactions we completed in April 2022, in which we entered into the LNWI Credit Agreement containing the LNWI Revolver and LNWI Term Loan B, and we redeemed the LNWI Term Loan B-5, 2025 Secured Notes, 2026 Secured Euro Notes, 2026 Unsecured Euro Notes and 2026 Unsecured Notes
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
CDIs	CHESS Depositary Interests, instruments traded on the ASX
CMS	casino-management system
Coin-in	the amount wagered
COVID-19	Coronavirus disease first identified in 2019 (declared a pandemic by the World Health Organization on March 11, 2020), the resulting pandemic and the associated impacts on the macroeconomic environment in general and our business environment specifically
D&A	depreciation, amortization and impairments (excluding goodwill)
Divested Businesses or Divestitures	The Lottery Business and Sports Betting Business combined or the sales of these, as appropriate within the context
ETS	electronic table system
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
KPIs	Key Performance Indicators
L&W	Light & Wonder, Inc.
LAP	local-area progressive
LBO	licensed betting office
LNWI	Light and Wonder International, Inc., a wholly-owned subsidiary of L&W and successor to Scientific Games International, Inc.
LNWI Credit Agreement	That certain credit agreement, dated as of April 14, 2022, among LNWI, as the borrower, L&W, as a guarantor, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent and Swingline Lender, BofA Securities, Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Fifth Third Bank, National Association, Barclays Bank PLC, Citizens Bank, N.A., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, Truist Securities, Inc., Credit Suisse Loan Funding LLC and Macquarie Capital (USA) Inc. as Lead Arrangers and Joint Bookrunners, as amended, restated, amended and restated, supplemented or otherwise modified from time to time
LNWI Revolver	Revolving credit facility with aggregate commitments of $750 million extended pursuant to the LNWI Credit Agreement
LNWI Term Loan B	Term loan facility, issued pursuant to the LNWI Credit Agreement
Lottery Business	Our prior operating business segment that provided instant and draw-based lottery products, lottery systems and lottery content and services to lottery operators wagering solutions to various gaming entities. This business segment was divested during the second quarter of 2022 and is included in discontinued operations in our financial statements
Net win	Coin-in less payouts
Note	a note in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K, unless otherwise indicated
NOL	net operating loss
Participation	refers to gaming machines provided to customers through service or leasing arrangements in which we earn revenues and are paid based on: (1) a percentage of the amount wagered less payouts; (2) fixed daily-fees; (3) a percentage of the amount wagered; or (4) a combination of (2) and (3)
PTG	proprietary table games
R&D	research and development
RMG	real-money gaming
RSU	restricted stock unit
SciPlay	SciPlay Corporation and/or our SciPlay business segment, as appropriate within the context
SEC	Securities and Exchange Commission

Term or Acronym	Definition
Securities Act	Securities Act of 1933, as amended
Senior Notes or Unsecured Notes	refers to the 2028 Unsecured Notes, 2029 Unsecured Notes and 2031 Unsecured Notes, collectively
SG&A	selling, general and administrative
Shufflers	various models of automatic card shufflers, deck checkers and roulette chip sorters
SOFR	Secured Overnight Financing Rate
Sports Betting Business	Our prior line of business that provided sports betting services which enable customers to operate sports books, including betting markets across both fixed-odds and pari-mutual betting styles, a distribution platform, full gaming process support services and brand and player management. This business was divested during the third quarter of 2022 and is included in discontinued operations in our financial statements
U.S. GAAP	accounting principles generally accepted in the U.S.
U.S. jurisdictions	the 50 states in the U.S. plus the District of Columbia, U.S. Virgin Islands and Puerto Rico
VAT	value-added tax
VGT	video gaming terminal
VLT	video lottery terminal
WAP	wide-area progressive

Intellectual Property Rights

PART I

FORWARD-LOOKING STATEMENTS

Throughout this Annual Report on Form 10-K, we make "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of terminology such as "may," "will," "estimate," "intend," "plan," "continue," "believe," "expect," "anticipate," "target," "should," "could," "potential," "opportunity," "goal," or similar terminology. The forward-looking statements contained in this Annual Report on Form 10-K are generally located in the material set forth under the headings "*Business*," "*Risk Factors*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" but may be found in other locations as well. These statements are based upon management's current expectations, assumptions and estimates and are not guarantees of timing, future results or performance. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties and other factors, including, among other things:

- our inability to successfully execute our strategy;
- slow growth of new gaming jurisdictions, slow addition of casinos in existing jurisdictions and declines in the replacement cycle of gaming machines;
- risks relating to foreign operations, including anti-corruption laws, fluctuations in currency rates, restrictions on the payment of dividends from earnings, restrictions on the import of products and financial instability;
- difficulty predicting what impact, if any, new tariffs imposed by and other trade actions taken by the U.S. and foreign jurisdictions could have on our business;
- U.S. and international economic and industry conditions, including increases in benchmark interest rates and the effects of inflation;
- public perception of our response to environmental, social and governance issues;
- the effects of health epidemics, contagious disease outbreaks and public perception thereof;
- changes in, or the elimination of, our share repurchase program;
- resulting pricing variations and other impacts of our common stock being listed to trade on more than one stock exchange;
- level of our indebtedness, higher interest rates, availability or adequacy of cash flows and liquidity to satisfy indebtedness, other obligations or future cash needs;
- inability to further reduce or refinance our indebtedness;
- restrictions and covenants in debt agreements, including those that could result in acceleration of the maturity of our indebtedness;
- competition;
- inability to win, retain or renew, or unfavorable revisions of, existing contracts, and the inability to enter into new contracts;
- risks and uncertainties of potential changes in U.K. gaming legislation, including any new or revised licensing and taxation regimes, responsible gambling requirements and/or sanctions on unlicensed providers;
- inability to adapt to, and offer products that keep pace with, evolving technology, including any failure of our investment of significant resources in our R&D efforts;
- the outcome of any legal proceedings that may be instituted following completion of the SciPlay Merger (as defined below);
- failure to retain key management and employees;
- unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, war, armed conflicts or hostilities, the impact such events may have on our customers, suppliers, employees, consultants, business partners or operations, as well as management's response to any of the aforementioned factors;
- changes in demand for our products and services;
- dependence on suppliers and manufacturers;
- SciPlay's dependence on certain key providers;
- ownership changes and consolidation in the gaming industry;
- fluctuations in our results due to seasonality and other factors;
- risks as a result of being publicly traded in the United States and Australia, including price variations and other impacts relating to the secondary listing of the Company's common stock on the ASX;

- the possibility that we may be unable to achieve expected operational, strategic and financial benefits of the SciPlay Merger;

- security and integrity of our products and systems, including the impact of any security breaches or cyber-attacks;

- protection of our intellectual property, inability to license third-party intellectual property and the intellectual property rights of others;

- reliance on or failures in information technology and other systems;

- litigation and other liabilities relating to our business, including litigation and liabilities relating to our contracts and licenses, our products and systems, our employees (including labor disputes), intellectual property, environmental laws and our strategic relationships;

- reliance on technological blocking systems;

- challenges or disruptions relating to the completion of the domestic migration to our enterprise resource planning system;

- laws and government regulations, both foreign and domestic, including those relating to gaming, data privacy and security, including with respect to the collection, storage, use, transmission and protection of personal information and other consumer data, and environmental laws, and those laws and regulations that affect companies conducting business on the internet, including online gambling;

- legislative interpretation and enforcement, regulatory perception and regulatory risks with respect to gaming, especially internet wagering and social gaming;

- changes in tax laws or tax rulings, or the examination of our tax positions;

- opposition to legalized gaming or the expansion thereof and potential restrictions on internet wagering;

- significant opposition in some jurisdictions to interactive social gaming, including social casino gaming and how such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino gaming specifically, and how this could result in a prohibition on interactive social gaming or social casino gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations;

- expectations of shift to regulated digital gaming;

- inability to develop successful products and services and capitalize on trends and changes in our industries, including the expansion of internet and other forms of digital gaming;

- the continuing evolution of the scope of data privacy and security regulations, and our belief that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions;

- incurrence of restructuring costs;

- goodwill impairment charges including changes in estimates or judgments related to our impairment analysis of goodwill or other intangible assets;

- stock price volatility;

- failure to maintain adequate internal control over financial reporting;

- dependence on key executives;

- natural events that disrupt our operations, or those of our customers, suppliers or regulators; and

- expectations of growth in total consumer spending on social casino gaming.

Additional information regarding risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated in forward-looking statements is included from time to time in our filings with the SEC, including under *Part I, Item 1A* "*Risk Factors*" in this Annual Report on Form 10-K. Forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no and expressly disclaim any obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

You should also note that this Annual Report on Form 10-K may contain references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us and we do not make any representation as to the accuracy of that information. In general, we believe there is less publicly available information concerning the international gaming, social and digital gaming industries than the same industries in the U.S.

Due to rounding, certain numbers presented herein may not precisely recalculate.

ITEM 1. BUSINESS

Unless otherwise specified or the context otherwise indicates, all references to the words "Light & Wonder," "Light & Wonder, Inc.," "we," "us," "our" and the "Company" refer to L&W and its consolidated subsidiaries.

General

L&W is a leading cross-platform global games company with a focus on content and digital markets headquartered in Las Vegas, Nevada. Our portfolio of revenue-generating activities primarily includes supplying game content and gaming machines, CMSs and table game products and services to licensed gaming entities; providing social casino and other mobile games, including casual gaming, to retail customers; and providing a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. We report our results of operations in three business segments—Gaming, SciPlay and iGaming—representing our different products and services.

On October 23, 2023, we acquired the remaining approximately 17% equity interest in SciPlay not already owned by us pursuant to a merger (the "SciPlay Merger"), after which SciPlay ceased to be publicly traded and became a wholly-owned subsidiary of L&W. The SciPlay Merger has added further momentum to our cross-platform strategy and provided flexibility for use of cash flows for investments across the enterprise.

Our common stock is listed on The Nasdaq Stock Market under the ticker symbol "LNW." Our common stock is also listed as CDIs on the ASX and commenced active trading on May 22, 2023 (AEST) under the ticker symbol "LNW."

During 2022, we completed the sales of our former Lottery Business and Sports Betting Business, which marked a major milestone in transforming our business and deleveraging our balance sheet. We have reflected the prior period financial results of the Divested Businesses as discontinued operations in our consolidated statements of operations for the years ended December 31, 2022 and 2021. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Strategy

We strive to provide high quality products and services to our customers across all of our business segments. After the completion of our strategic review in 2021, we set forth our strategy to become a leading cross-platform global games company with a focus on content and digital markets. We established a strategic roadmap to drive long-term value that consists of: (i) growing our market share and leveraging our differentiated position; (ii) streamlining our organization; (iii) driving sustainable growth and maintaining a healthy balance sheet; and (iv) a disciplined capital allocation strategy. With our streamlined organization and vision to be the leading cross-platform global games company, we are focused on the following, supporting our strategic roadmap:

- *Creating great content and franchises fully cross-platform and enabling a seamless player experience* — We are singularly focused on creating great games and evergreen franchises that can be made available to players on any platform they want to play and enabling systems and technology for our players and customers.

- *Expanding in high-return markets* — We are investing organically and inorganically in our core markets and strategic adjacencies that generate strong long-term cash-based returns.

- *Maximizing cash flow from operations* — With our de-levered balance sheet, we are able to invest organically and inorganically in our core growth areas, accelerating our strategies by investing and unlocking shareholder value.

- *Disciplined capital allocation* — We are focused on returning capital to shareholders through our balanced and opportunistic capital allocation management, including, but not limited to, organic investments in R&D and capital expenditures, expanding in high-return markets, and share repurchases, while we maintain financial strength and flexibility.

- *High performing talent and culture* — We are creating an organization and culture of high performance by building a strong and diverse global team that cultivates open minds and focuses on driving innovation and enabling an efficient and flexible operation that is structured to support our business strategies.

Gaming Segment

The gaming industry is characterized by the continuous development of new technologies, products and game content. Gaming products and services are used by a diverse group of gaming operators and U.S. and international lotteries which may offer VLTs and other forms of gaming, such as bingo and sports wagering.

Our products are installed in all of the major regulated U.S. gaming jurisdictions and authorized in approximately 173 international gaming jurisdictions. Growth of gaming in land-based venues is driven by the opening of new casinos in both new and existing jurisdictions and the expansion of existing casinos. In addition, the land-based gaming business is significantly impacted by the rate at which casinos and other gaming operators replace their gaming machines, which depends on a number of factors, including their capital budgets. Virtually all sectors of the gaming industry are impacted by changes in economic conditions that impact players' disposable incomes.

A substantial portion of our U.K. gaming business benefits from a contract with the large U.K. bookmaker Entain PLC, which represents a significant portion of our U.K. LBO server-based gaming business.

Competition

The gaming machine sector is highly competitive and is characterized by the continuous introduction of new games, gaming machines and related technologies. We compete primarily with Ainsworth Game Technology Ltd., Aristocrat Leisure Ltd., ("Aristocrat"), Aruze Gaming America, Inc., Bluberi Gaming USA, Inc., Everi Games, Inc., Incredible Technologies, Inc., International Game Technology ("IGT") (a subsidiary of International Game Technology PLC), Inspired Entertainment Inc., Konami Digital Entertainment, Inc. ("Konami"), the Novomatic Group of Companies, Interblock Gaming, and Play*AGS*, Inc. ("AGS").

The CMS business is also highly competitive. Product features and functionality, accuracy, reliability, service level and pricing are among the factors that determine how successful systems providers are in selling their systems. Our principal competitors in CMSs include Aristocrat, IGT and Konami. Competition for these products is intense due to the number of providers and the limited number of casinos and jurisdictions in which they operate.

With respect to our table products, we compete on the basis of the breadth of our Shuffler products and services and PTGs, product reliability, service, the strength of our intellectual property and our extensive sales, regulatory and distribution channels.

Our automated Shufflers also compete against hand shuffling, which remains the most competitive shuffling option for casino card games around the world. Finally, since the need for our Shuffler products depends upon a casino's use of live table games, our Shufflers also compete against any products that live table games compete against.

Competition for PTG content is based on player appeal, brand recognition, price and the strength of the underlying intellectual property. We compete on this basis and on the strength of our extensive sales, service, marketing and distribution channels. We also compete with non-PTGs such as blackjack and baccarat and several companies that primarily develop and license PTGs such as AGS, Galaxy Gaming, Inc. and Masque Publishing, Inc. Finally, some of our product lines may compete against one another for space on the casino floor.

SciPlay Segment

SciPlay is a leading developer and publisher of digital games on mobile and web platforms. SciPlay operates primarily in the social gaming market, which is characterized by gameplay online or on mobile devices that is social, competitive and self-directed in pace and session length. SciPlay also operates in the hyper-casual space, which is characterized by simpler core loops and more repetitive gameplay than casual games. SciPlay generates a substantial portion of its revenue from in-app purchases in the form of virtual coins, chips and cards, which players can use to play slot games, table games or bingo games. Players who install SciPlay's games typically receive free coins, chips or cards upon the initial launch of the game and additional free coins, chips or cards at specific time intervals. Players may exhaust the coins, chips or cards that they receive for free and may choose to purchase additional coins, chips or cards in order to extend their time of game play. Once obtained, coins, chips and cards (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within SciPlay's apps. SciPlay generates additional revenue through advertising arrangements in SciPlay's hyper-casual games. Players who install SciPlay's hyper-casual games receive free, unlimited gameplay that requires viewing of periodic in-game advertisements.

SciPlay currently offers a variety of social casino games, including *JACKPOT PARTY*® *Casino*, *GOLD FISH*® *Casino*, *QUICK HIT*® *Slots*, *88 FORTUNES*® *Slots*, *MONOPOLY Slots* and *HOT SHOT CASINO*®. SciPlay continues to pursue its strategy of expanding into the online and mobile games market. Current casual game titles include *BINGO SHOWDOWN*® and *Backgammon Live* as well as other titles in the hyper-casual space, including games such as *CANDY CHALLENGE 3D*™, *BOSS LIFE*™ and *DEEP CLEAN INC. 3D*™. SciPlay continually develops and tests various new games. SciPlay's social casino games typically include slots-style game play and occasionally include table games-style game play, while its casual games blend solitaire-style or bingo game play with adventure game features, and its hyper-casual games include many simple core loop mechanics. All of SciPlay's games are offered and played across multiple platforms, including *APPLE*, *GOOGLE*, *FACEBOOK*, *AMAZON*, and *MICROSOFT*. SciPlay launched a proprietary in-app purchase platform during 2023, with the goals of improving players' experience and reducing costs of revenue given the lower payment processing fees and other related expenses for in-app purchases made through the proprietary platform, as compared to the platform fee charged by third-party platforms. Currently, revenue generated via the proprietary platform is not material. In addition to original game content, SciPlay's content library includes recognizable game content across our other platforms within Gaming and iGaming. This content allows players who like playing land-based game content to enjoy some of those same titles in SciPlay's free-to-play games. SciPlay has access to a library of more than 1,500 iconic casino titles, including titles and content from third-party licensed brands such as *MONOPOLY* and *JAMES BOND™*. SciPlay's access to this content, coupled with years of experience developing in-house content, uniquely positions SciPlay to create compelling digital games.

A number of trends and opportunities are driving significant changes in digital gaming, which we believe are causing growth in the online and mobile games market and providing opportunities for SciPlay to grow our social casino games and expand into other areas of the online and mobile games market, such as:

- Digital gaming is an engaging form of entertainment;
- Mobile devices are a leading medium to consume content such as games;
- Increasing number of players with the emergence of casual games;
- Scale is increasingly strategic in order to succeed in mobile gaming;
- Social casino gaming is an attractive market within digital gaming; and
- Additional market opportunities within the broader mobile gaming landscape.

Competition

Our SciPlay business segment faces significant competition in all aspects of its business. SciPlay's primary social casino game competitors include Playtika, Playstudios, Product Madness/Big Fish Games (subsidiaries of Aristocrat), DoubleU Games Co., Ltd/Double Down Interactive, GSN Games/Bash Gaming (subsidiaries of Scopely, Inc.), AppLovin Corporation and Huuuge Games. SciPlay's competitors in the broader social game market include Activision Blizzard, Electronic Arts, Kabam, Take-Two Interactive, Tencent Holdings and Rovio. SciPlay also competes with platforms that host real money gambling, including those provided by our iGaming business segment. On the broadest scale, we compete for the leisure time, attention and discretionary spending of our players versus other forms of online entertainment, including social media and other video games, on the basis of a number of factors, including quality of player experience, brand awareness and reputation and access to distribution channels.

iGaming Segment

Our iGaming business segment provides a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. The majority of our revenue is derived from casino-style game content, including a wide variety of internally developed and branded games as well as popular third-party provider games. These games are made available to iGaming operators via content aggregation platforms, including our Open Gaming System network that connects players with studios and operators globally, remote gaming servers and various other platforms. We also provide our Open Platform System ("OPS"), a player account management system which offers a wide range of reporting and administrative functions and tools providing operators full control over all areas of digital gaming operations. Generally, we host the play of our game content which is integrated with the online casino operators' websites. We also offer live casino services and are positioned to do so in more jurisdictions that may authorize online gaming in the future.

Competition

In our iGaming business, we compete for the discretionary spending of consumers with other digital gaming entertainment companies that offer real-money digital casino games. Our primary real-money online casino games competitors include Evolution Gaming, Games Global, IGT, and Playtech. We also compete for the leisure time and attention of our players versus other forms of online gaming and entertainment, on the basis of a number of factors, including quality of player experience, brand awareness and reputation and access to distribution channels.

Research and Development

We believe our ability to attract new Gaming, SciPlay and iGaming customers and retain existing customers depends in part on our ability to evolve and continue to develop our product lines and service offerings by continually developing differentiated products, hardware and systems technology and functionality to enhance player entertainment and/or customer profitability. Additionally, our ability to execute on our strategy (see above) is highly dependent on developing great game content and franchises across all three of our segments along with expanding the use of digital technologies to increase cross-platform play. Our gaming machines are usually designed and programmed by our internal engineering staff, and our game content is designed primarily by internal game development studios who consider market trends and customer feedback.

We have Gaming R&D personnel primarily located in our Las Vegas, Nevada; Chicago, Illinois and Bangalore, India facilities. We have SciPlay personnel located primarily in Austin, Texas; Cedar Falls, Iowa; and Tel Aviv, Israel. We have iGaming R&D personnel based primarily in the United Kingdom, Greece and India. We also have game development studios in Las Vegas; Sydney, Australia; Bristol, England; Montreal, Canada; Stockholm, Sweden and additional R&D staff in Reno, Nevada and in various other smaller locations.

Intellectual Property

Many of our products use intellectual property rights, including trademarks, trade dress, copyrights, patents and trade secrets. We consider our intellectual property rights to be, in the aggregate, material to our business. We protect our investment in R&D by seeking intellectual property protection as appropriate for our technologies and content. We also acquire and license intellectual property from third parties.

The terms of our patents vary based on the type of patent and the date and jurisdiction of filing or grant. The term of U.S. design patents expires 15 years from the date of grant, and the term of utility patents generally expires 20 years from the date of filing of the first non-provisional patent application in a family of patents. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable country. Certain technologies, which are material to our businesses, are the subject of patents issued and patent applications currently pending in the U.S. and certain other countries. Our Gaming, SciPlay and iGaming businesses use our patented and patent-pending technologies in games and associated platforms and systems. In addition, under a patent cross-licensing agreement with IGT, we can offer games using patented game features from the patent portfolios of other members of IGT's slot game features program.

We market many of our products under trademarks and copyrights that provide product differentiation and recognition and promote our portfolio of product offerings. All of our games feature elements that are subject to copyright rights and protection. In addition, we generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our products and games. Protections for trademarks exist in many countries, including the U.S., for as long as the trademark is registered and/or used. Registrations are generally issued for fixed, but renewable terms, although trademark rights may exist whether or not a mark is registered, and the duration of the registrations varies by country.

We believe that our use of both our own and third-party licensed brand names and related intellectual property contributes to the appeal and success of our products, and that our future ability to license, acquire or develop new brand names is important to our continued success. Therefore, we continue to invest in the recognition of our brands and brands that we license. Certain of our games are based on popular brands licensed from third parties, such as Hasbro, Inc.; Warner Bros. Consumer Products Inc.; ABG EPE IP LLC, Elvis Presley Enterprises, LLC.; Danjaq, LLC and Metro-Goldwyn-Mayer; John R. Cash Revocable Trust; Universal Studios, parent company NBC Universal Film and Entertainment; and Netflix, Inc.

From time to time, we become aware of potential infringement of our intellectual property by competitors and other third parties and consider what action, if any, to take in that regard, including litigation where appropriate. We are also subject to threatened or actual intellectual property-related claims by third parties from time to time. See the risk factors captioned "*Our business depends on the protection of our intellectual property and proprietary information*", "*We rely on the ability to use the intellectual property rights of third parties*", and "*The intellectual property rights of others may prevent us from developing new products and services, entering new markets or may expose us to liability or costly litigation*" under the heading "*Risk Factors*" in *Part I, Item 1A* of this Annual Report on Form 10-K for additional information.

Production Processes, Sources and Availability of Components

We currently produce substantially all of our gaming machines through a mix of our manufacturing facilities and contracted third parties. We have finishing lines in Las Vegas; Sydney, Australia; Barcelona, Spain; Midrand, South Africa; and Manchester, England. These finishing lines allow for the completion and testing of our gaming machine assemblies from our facilities. We also refurbish used gaming machines primarily at our Las Vegas and Manchester facilities.

Manufacturing commitments are generally based on expected quarterly sales orders from customers. Due to uneven order flow from customers, component parts for gaming machines are purchased and assembled into partial products that are scheduled for just in time delivery to allow final assembly lead time to meet agreed customer delivery dates. Our gaming machine manufacturing processes generally consist of assembling component parts and sub-assemblies into a complete gaming machine. The level of completion and assembly varies by product platform and geographic region.

Shufflers are assembled in our Las Vegas facility and by third parties near Salzburg, Austria. The assembly of Shufflers includes various levels of sub-assemblies with completion and testing at one of our finishing lines described above. We do remanufacturing and refurbishment of shufflers in Las Vegas.

Hardware and component parts associated with our CMSs are purchased directly from the contract manufacturers and flow through our facilities, finishing lines as indicated in the above locations, with final assembly, testing and shipment to customers. These parts do not require a significant amount of assembly and are used primarily in systems implementations, which take place at customer locations.

We place advance orders for certain gaming components with long lead times based on projected customer demand through our sales and operations planning process. The purchase horizon of components has largely normalized after it had previously increased as a result of the exceeding demand following the COVID-19 pandemic.

We believe we currently have an adequate supply of component parts and raw materials used in the manufacturing of our gaming machines, shufflers and CMSs. We are continuously assessing any potential supply chain challenges in order to meet customer demand. We actively manage and mitigate supply chain risk in collaboration with engineering to specify and approve alternative components, dual sourcing, safety stock to deal with volatility in supply and demand, and management of the purchase lead time horizon to ensure we have sufficient materials available.

Seasonality

Our results of operations can fluctuate due to seasonal trends and other factors. Sales of our gaming machines to casinos are generally strongest in the second half of the year and slowest in the first half of the year, while revenue from our Participation gaming machines is generally highest in the spring and summer. Player activity for SciPlay is generally slower in the second and third quarters of the year, particularly during the summer months. Player activity for our iGaming business, specifically digital casino operations, is generally slower in the third quarter during the summer months and is generally higher in the fourth quarter. See the risk factor captioned "*Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance*" under the heading "*Risk Factors*" in *Part I, Item 1A* of this Annual Report on Form 10-K for additional information.

Human Capital

Our global reach is made possible through the expertise, skill and dedicated efforts of our employees who serve customers in more than 100 countries on 6 continents. As of December 31, 2023, we employed approximately 6,500 persons worldwide, with approximately 2,700 employed domestically and 3,800 employed internationally.

We aim to serve as responsible corporate stewards for our employees, customers, players, and communities by upholding the following five core values: Dare to be Bold; Celebrate Perspectives; Never Settle; Uphold Integrity; and Win as a Team. These core principles unite our teams globally, guide our actions, drive our growth and foster a highly inclusive culture.

We strive to honor and celebrate the perspectives of our employees through equity and belonging initiatives. To that end, our people strategy is focused on supporting career growth, development and the advancement for all employees; increasing opportunities for underrepresented groups; crafting policies that aim to be fair and equitable; attracting diverse, underrepresented talent from colleges and universities; recruiting with inclusive hiring practices; creating spaces where everyone belongs and feels empowered to contribute; adhering to policies that prohibit discrimination and promote equal opportunities; and providing employee wellness initiatives and programs to support the overall well-being and health of our workforce.

We have formulated a Diversity, Equity & Inclusion ("DEI") strategy as part of our Corporate Social Responsibility ("CSR") program, Game Changers for Light & Wonder, and established a DEI Council in 2020 with representation from our Board of Directors and other senior executives as members. The DEI Council routinely makes key decisions, reviews progress and identifies areas that require further development to advance the goals of our DEI strategy. We continue to implement and enhance hiring, training, recruiting and retention initiatives across our workforce in line with our DEI strategic plan. We also strive to develop strong connections with diverse suppliers that share our values. We endeavor to drive diversity across our industry by including minority, women, disabled and/or veteran-owned businesses in our supply chain and by counting small businesses and those in historically underutilized business zones among our suppliers. Across our supply chain, we aim to promote transparency and sustainability, commit to compliance and have zero tolerance for any form of human rights violations, including modern slavery and human trafficking.

We seek feedback from our employees through our annual Global Engagement Survey which aims to measure culture and improve our organization and work environment based on employee insights. We assess crucial areas such as engagement, leadership and management, communication and teamwork and core values. We are proud that our overall employee participation consistently remains high and increased in 2023 at 93% participation compared to 2022 at 81% participation. We believe this upward trend is a testament to our ongoing efforts to create a work environment that promotes open feedback from employees, allowing us to better engage with them and enhance company culture.

Growth and Development

We believe in the value of ongoing education for employees and provide internal training and professional development opportunities. Our learning and development programs aim to empower our employees with the knowledge, skills and tools they need to embrace diversity, challenge biases and celebrate the unique contributions of each team member, cultivating an environment where everyone feels valued and supported. We also offer a tuition reimbursement program to encourage ongoing professional development.

Health and Safety

The health and safety of our employees is a significant priority of our leaders. During the COVID-19 pandemic, we implemented work procedures that allow employees to work from home and collaborate remotely. We also maintain measures to keep our workforce safe by monitoring and reducing the impact of the outbreak, including putting in place a global crisis monitoring team, protocols for responding when employees are infected and enhanced cleaning procedures at all sites.

We aim to ingrain Environmental, Health & Safety ("EHS") best practices into our operations. We have implemented comprehensive safety measures and strive to create an environment where everyone — our employees, contractors and visitors — can feel secure and protected. EHS aims to mitigate risk across our organization with a systematic and evidence-based approach. Through diligent oversight, we work to prevent a wide range of potential safety concerns, including ergonomic hazards, work at heights, material handling and accidents and injuries. By regularly enhancing and reinforcing our safety measures, we seek to create an environment where all of our employees can thrive.

Compensation and Benefits

L&W provides a competitive and comprehensive benefits program that is aligned with our business objectives and attempts to inspire employees to drive innovation and improve the Company's performance. In addition to cash and equity compensation, L&W offers medical, dental and vision plans; employee stock purchase plans; paid time off and paid holidays; company-paid disability; life insurance; 401(k) plans; flexible spending accounts; and employee assistance programs.

Environmental, Social and Governance ("ESG")

We believe that ESG priorities are a part of shaping our competitive edge, enabling L&W to attract investments, optimize operating costs and drive revenues. During 2023, we established an internal ESG Council to serve as the governing body of our ESG efforts across the organization to make key decisions, support enterprise value creation, monitor regulatory requirements, collaborate on ESG risk mitigation and identify ESG opportunities. The ESG Council comprises senior members of the management team, including the Chief Financial Officer, Chief Legal Officer and Chief Accounting Officer. The ESG Council will provide updates on ongoing ESG efforts to the Nominating and Corporate Governance Committee of the Board of Directors with further reporting to the Board of Directors at least annually.

Our CSR priorities support responsible business development, protect local communities and improve economic outcomes of these communities. Our CSR program, known as Game Changers by Light & Wonder, encapsulates our commitment to evolve the gaming landscape in these key pillars that align to ESG standards:

- Game Changers for our Community: Charitable contributions, community impact and employee volunteerism;
- Game Changers for our People: Fostering diversity, equity, inclusion, belonging and culture;
- Game Changers for our Planet: Environmental sustainability, responsible operations and preservation of natural resources;
- Game Changers for our Players: Responsible gaming, advocacy and stewardship, education, awareness and treatment;
- Corporate Governance: System of corporate responsibility, code of conduct and ethics by which we operate and govern;
- Supplier Diversity: Providing economic and business opportunities for a diverse group of suppliers.

Environmental Sustainability

We aim to include environmental sustainability and social responsibility as a part of L&W's operations. We aim to align to the requirements of the International Organization for Standardization ("ISO") 14001 guidelines and align to the UN Sustainable Development Goals ("UNSDG") in order to aid in the preservation of natural resources. We continually seek to look for opportunities that foster sustainable operations in all our facilities and reduce negative impact on the environment to include the preservation of resources, energy efficiency and waste management.

Social Impact

We consider responsible gaming and philanthropy to be ESG priorities. For example, we support public education and awareness campaigns as well as seek to comply with the American Gaming Association ("AGA") Responsible Gaming Code of Conduct for advertising and marketing. In addition, a number of our employees have served on several boards and committees relating to responsible gaming. We utilize responsible gaming software, which provides players the ability to personalize a gaming budget on a given device, on all our games in use in casinos located in Australia, Canada, New Zealand and the U.S.

We are active in our charitable giving, employee volunteerism and community outreach programs. We continue to give back to communities and charities globally that support, among others, education, environmental sustainability, food insecurities, responsible gaming, diversity, equity and inclusion initiatives.

More information about our CSR initiatives can be found on our website. Nothing on our website shall be deemed incorporated by reference into this Annual Report on Form 10-K.

ESG Reporting

Our first annual Global CSR Report was published on our website in July of 2023. We expect to publish on our website our second annual Global CSR Report and ESG Report in 2024.

Government Regulation

General

Each of our business segments is generally subject to extensive and evolving regulation. For the Gaming business segment, regulation customarily includes some form of licensing or regulatory screening of operators, suppliers, manufacturers and distributors and their applicable affiliates, their major shareholders, officers, directors and key employees. In addition, certain of our gaming products and technologies must be certified or approved in certain jurisdictions in which we operate. Regulators review many facets of an applicant or holder of a license, including its financial stability, integrity and business experience. Any failure to receive a license or the loss of a license that we currently hold could have a material adverse effect on us or on our results of operations, cash flow or financial condition. Each of our business segments is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet and over mobile networks, especially in relation to privacy and security. Furthermore, for the SciPlay business segment, there is also significant opposition in some jurisdictions to interactive social gaming, including social casino gaming. For our iGaming business segment, although some states are expanding the availability of digital gaming, there have also been various state and federal bills proposed recently in the U.S. to restrict or prohibit digital gaming. Significant resources are being devoted to supporting these efforts. Although these efforts have generally not been successful, we cannot assure that laws restricting digital gaming will not be passed at either the federal or state level.

While we believe that we are in compliance with all material laws and regulatory requirements applicable to us, we cannot assure that our activities or the activities of our customers will not become the subject of any regulatory or law enforcement proceeding or that any such proceeding would not have a material adverse impact on us or our results of operations, cash flow or financial condition.

We have developed and implemented a rigorous internal compliance program in an effort to ensure that we comply with legal requirements imposed in connection with our Gaming, SciPlay, and iGaming activities, as well as those generally applicable to all publicly traded companies. The compliance program is run on a day-to-day basis by our Chief Compliance Officer with legal advice provided by attorneys in our legal and compliance departments and outside experts. The compliance program is overseen by the Compliance Committee of our Board of Directors, which is comprised of employee and non-employee directors and a non-employee gaming law expert. While we are firmly committed to full compliance with all applicable laws, we cannot assure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

While we believe that we have developed appropriate procedures and policies to comply with the requirements of these evolving laws and legal pronouncements, we cannot assure that our activities or the activities of our customers will not become the subject of law enforcement proceedings or that any such proceedings would not have a material adverse impact on us or our business plans. Furthermore, laws and regulations applicable to gaming in U.S. and international jurisdictions are subject to change, and the effect of such changes on our ongoing and potential operations cannot be predicted with certainty.

From time to time, we retain government affairs representatives in various U.S. and international jurisdictions to advise elected and appointed officials and the public concerning our views on gaming legislation, monitor such legislation and advise us in our relations with gaming authorities.

Gaming

We provide our games, gaming machines, gaming systems, table products and related products and services in legal gaming jurisdictions worldwide. The manufacture, distribution, provision and operation of our gaming products and services is subject to regulation and approval by various city, county, state, provincial, federal, tribal and foreign agencies. The primary purposes of these rules are to (1) ensure the responsibility, financial stability and character of the parties involved in these activities through licensing and registration requirements, (2) ensure the integrity and compliance of our gaming products and services and (3) prohibit the use of gaming products and services at unauthorized locations or for the benefit of undesirable parties.

Typically, gaming regulations in the jurisdictions in which we operate are established by statute and are administered by a regulatory agency with broad authority to interpret gaming regulations and to regulate gaming activities. Among other things, gaming authorities in the various jurisdictions in which we are licensed:

- adopt additional rules and regulations under the implementing statutes;

- investigate violations of gaming regulations;

- enforce gaming regulations and impose disciplinary sanctions for violations of such laws, including fines, penalties, suspension and/or revocation of gaming licenses;

- review the character and fitness of manufacturers, distributors and operators of gaming products and services and make determinations regarding their suitability or qualification for licensure;

- grant licenses for the manufacture, distribution and operation of gaming products and services;

- review and approve transactions (such as acquisitions, material commercial transactions, securities offerings and debt transactions); and

- establish and collect related fees and/or taxes.

We believe we hold all of the licenses and permits necessary to conduct our business. We are authorized to manufacture, sell, lease or operate our gaming products and services in approximately 457 jurisdictions worldwide (including jurisdictions that do not require licensing), including approximately 173 international gaming jurisdictions.

In addition, a number of U.S. states authorize wagering on VLTs at state regulated and licensed facilities. Although some states restrict VLTs to already existing wagering facilities, others permit these machines to be placed at venues such as bars, restaurants, truck stops and other specifically licensed gaming facilities. In addition, all of the Canadian provinces and various other international jurisdictions have authorized VLTs.

Regulatory requirements vary among jurisdictions, but the majority of jurisdictions require licenses, permits or findings of suitability for our company, individual officers, directors, major stockholders and key employees. Our gaming hardware and software also must be approved either by a gaming authority laboratory or a private laboratory authorized by the gaming authority.

SciPlay

SciPlay is subject to foreign and domestic laws and regulations that affect companies operating online, including over the internet and mobile networks, many of which are still evolving and could be interpreted in ways that could negatively impact business, revenue and results. SciPlay is also subject to federal, state and foreign laws related to the privacy and protection of player data. Such regulations, such as the General Data Protection Regulation ("GDPR") from the European Union ("EU"), the California Consumer Privacy Act and the California Privacy Rights Act are recent, untested laws and regulations that have and could further affect SciPlay's operations and business. The extent of the potential impact is unknown.

There is significant opposition in some jurisdictions to social and social casino gaming. Anti-gaming groups that specifically target social casino games are located in several states and countries. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern social gaming or social casino gaming specifically. These opposition efforts could lead to a prohibition on social gaming or social casino gaming altogether, restrict SciPlay's ability to advertise its games or substantially increase costs to comply with regulations, all of which could have an adverse effect on results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect SciPlay's business.

iGaming

In the U.S., the Unlawful Internet Gambling Enforcement Act of 2006 ("UIGEA") prohibits, among other things, the acceptance by a business of a wager by means of the internet where such wager is prohibited by any federal or state law where initiated, received or otherwise made. Under UIGEA severe criminal and civil sanctions may be imposed on the owners and operators of such systems and on financial institutions that process wagering transactions. The law contains a safe harbor for wagers placed within a single state (disregarding intermediate routing of the transmission) where the method of placing the bet and receiving the bet is authorized by that state's law, provided the underlying regulations establish appropriate age and location verification.

In late 2011, the Office of Legal Counsel of the DOJ (the "OLC") issued an opinion which concluded that the prohibitions of the Federal Wire Act of 1961 (the "Wire Act") were limited to sports gambling and thus did not apply to other forms of wagering (the "2011 DOJ opinion"). In January 2019, the OLC published a legal opinion dated November 2, 2018 (the "2018 DOJ opinion"), which concluded that the 2011 DOJ opinion had incorrectly interpreted the Wire Act and that the restrictions on the transmission in interstate or foreign commerce of bets and wagers in the Wire Act were not limited to sports gambling but instead applied to all bets and wagers. The OLC also found that the enactment of the UIGEA described above did not modify the scope of the Wire Act. The DOJ later issued memoranda directing federal law enforcement agencies to refrain from enforcing the conclusions of the 2018 DOJ opinion for activities other than sports betting until June 30, 2020. No official extension of the forbearance period was ever announced, but on January 20, 2021, the U.S. Court of Appeals for the First Circuit issued an opinion that the Wire Act applies only to the interstate transmission of wire communications related to sports gambling and not to all bets and wagers. With the DOJ's subsequent announcement that it would not seek review by the U.S. Supreme Court, it would seem to be settled that the Wire Act applies to interstate sports wagering only. However, we are unable to determine what future impact the 2018 DOJ opinion, or the impact of any other challenge to the 2018 DOJ opinion, will have on our iGaming business or our customers.

Currently we have launched in six states in the U.S. A number of states in the U.S. are currently considering regulation of iGaming. We cannot assure that laws permitting digital gaming will be enacted.

On December 19, 2019, the U.K. Government confirmed the proposed review of the Gambling Act 2005. The review started on December 8, 2020 with the publication of terms of reference. The call for evidence ran for 16 weeks and closed on March 31, 2021, with the U.K. Government receiving 16,000 responses. On April 27, 2023, the U.K. Government published a White Paper (policy paper) setting out its comprehensive package of reform proposals, many of which are subject to further consultation with the U.K. Government or British Gambling Commission. Since publication of the White Paper, the U.K. Government and the British Gambling Commission have each launched a series of consultations on the options for reform. The outcome of certain of these consultations is currently awaited and may have impact on our revenues from the U.K. We believe most of the proposed reforms can be achieved through secondary legislation and regulation using existing powers under the U.K. Gambling Act 2005, although a few require primary legislation. The timing of the implementation of these reforms is not yet confirmed. We continue to monitor the reform process, though it may take a number of years to implement.

To varying degrees, a number of international governments have taken steps to change the regulation of internet wagering (also known as online gambling) through the implementation of new or revised licensing and taxation regimes, with increasingly stringent requirements particularly on business-to-consumer businesses in relation to responsible gambling and affordability checks. Also, some jurisdictions impose sanctions on unlicensed providers of internet wagering products and services. Countries outside Europe and the U.S. have also begun evaluating digital gaming regulation and an increase in regulated markets outside of the U.S. and Europe is likely to continue.

We continue to devote significant attention to monitoring these developments. However, we cannot predict the timing, scope or terms of any state, federal or foreign regulations relating to digital gaming and sports betting.

Additional Information Regarding Government Regulations

We are subject to specific gaming requirements in the different jurisdictions in which we operate. For additional information, we have filed a summary of the gaming regulations that govern our businesses as an exhibit to this Annual Report on Form 10-K. See Exhibit 99.5 "Gaming Regulations". In addition, see "*Risk Factors*" in *Part I, Item 1A* of this Annual Report on Form 10-K for a discussion of risk factors related to regulations to which we may be subject.

Executive Officers of the Company

Certain information regarding each of our executive officers is set forth below.

Name	Age	Position
Matthew R. Wilson	42	President and Chief Executive Officer and Director
Oliver Chow	43	Executive Vice President, Chief Financial Officer and Treasurer
James Sottile	63	Executive Vice President, Chief Legal Officer and Corporate Secretary
Siobhan Lane	42	Executive Vice President and Group Chief Executive, Gaming

Matthew R. Wilson has served as President and Chief Executive Officer since October 2022. Mr. Wilson joined L&W as Executive Vice President and Group Chief Executive, Gaming, in March 2020. Mr. Wilson has over 17 years of gaming industry experience. Before joining L&W, he was the Managing Director of the Americas at Aristocrat, one of the world's leading providers of gaming solutions, from February 2017 until August 2019. Mr. Wilson began his tenure at Aristocrat in 2004 and held several significant positions in a variety of Aristocrat's markets during his time there, including serving as Senior Vice President, Sales & Marketing for the Americas from September 2014 until October 2015. His other roles at Aristocrat included Regional Sales Manager and Vice President of Marketing for the Americas.

Oliver Chow has served as Executive Vice President, Chief Financial Officer and Treasurer for L&W since December 2023. He served as Senior Vice President and Interim Chief Financial Officer from August 2023 to December 2023. Mr. Chow joined L&W as Senior Vice President of Corporate Finance in October 2022. Prior to joining the Company, he spent five years serving in senior-level finance roles at Aristocrat, most recently serving as Chief Financial Officer — Americas, EMEA and Customer Experience. Previously, he served in various financial roles with Universal Pictures, Deluxe Entertainment Services and JPMorgan Chase & Co. Mr. Chow has more than 15 years of financial leadership experience across the entertainment and gaming industries.

James Sottile has served as Executive Vice President and Chief Legal Officer since September 2018, and as Corporate Secretary since August 2023. Prior to this role, Mr. Sottile was with Jones Day, where he was a partner in its New York office. Mr. Sottile was named a notable practitioner by Chambers USA: America's Leading Business Lawyers from 2005 to 2018 and was recognized in The Best Lawyers in America from 2011 to 2018.

Siobhan Lane has served as Executive Vice President and Group Chief Executive of Gaming since October 2022. Before this role, Ms. Lane served as Senior Vice President and Chief Commercial Officer of Gaming from February 2020 to October 2022. Prior to joining L&W, she spent 12 years at Aristocrat in roles of increasing responsibility, finishing as Senior Vice President, Marketing and Gaming Operations, during which time she helped lead the organizational transformation and market turnaround of Aristocrat in the North American region.

Access to Public Filings

We file annual reports, quarterly reports, current reports, proxy statements and other documents with the SEC under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We make the following information, among others, available as soon as practically possible free of charge through the Investors link on our website at explore.investors.lnw.com and we use our website as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC's Regulation Fair Disclosure (Reg FD):

- our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed electronically with or furnished to the SEC;
- Section 16 ownership reports filed by our executive officers, directors and 10% stockholders on Forms 3, 4 and 5 and amendments to those reports as soon as reasonably practicable after they are filed electronically with the SEC; and
- our Code of Business Conduct, which applies to all of our officers, directors and employees (which is also our required code of ethics applicable to our Chief Executive Officer and Chief Financial Officer in keeping with the Sarbanes-Oxley Act of 2002) and includes, among other policies, our whistleblower policy.

The above details about our website and its content are only for information. The contents of our website are not, nor shall they be deemed to be, incorporated by reference in this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The risks described below are not the only risks facing us. Please be aware that additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business operations. You should also refer to the other information contained in our periodic reports, including the Forward-Looking Statements section, our consolidated financial statements and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations for a further discussion of the risks, uncertainties and assumptions relating to our business. Except where the context otherwise indicates, references below to the "Company," "we," "our," "ours" and "us" include all of our subsidiaries.

Risk Factors Summary

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Relating to Economic and Current Conditions Impacting us and our Business

- Failure to successfully execute on our strategy could negatively impact our results of operations, cash flows and financial information.

- Our future results of operations may be negatively impacted by slow growth or declines in the replacement cycle of gaming machines and by the slow growth of new gaming jurisdictions or slow addition of casinos in existing jurisdictions.

- We have foreign operations which expose us to business and legal risks, including compliance with anti-corruption laws, and a portion of our revenue and expenses are denominated in British Pounds Sterling, Australian Dollars and Euros, which subjects us to foreign currency exchange rate fluctuations and other risks.

- Unfavorable U.S. and international economic conditions, decreased discretionary spending, travel or operational disruptions due to other factors such as inflation, rising benchmark interest rates, terrorist activity or threat thereof, armed conflicts or hostilities, civil unrest, health epidemics, contagious disease outbreaks, or public perception thereof, other economic or political uncertainties, or other events beyond our control have adversely affected and may in the future adversely affect our business, results of operations, cash flows and financial condition.

- SciPlay becoming a wholly-owned subsidiary of the Company subjects us to a number of risks and uncertainties, including whether it will yield additional value for our stockholders and adversely impact our business, financial results, results of operations, cash flows or stock price.

- Public perception of the Company's response to ESG issues could adversely affect our reputation, our customer base and business and financial results.

- The effects of health epidemics, contagious disease outbreaks and public perception thereof, have impacted and, in the future, could impact our operations and, should negative impacts such as significant negative player engagement develop, adversely affect and continue to adversely affect our operations, business, results of operations, cash flows and financial condition.

Risks Relating to our Business and our Industries

- We operate in highly competitive industries, and our success depends on our ability to effectively compete with numerous domestic and foreign businesses.

- Our success depends upon our ability to adapt to, and offer products and services that keep pace with, changing technology and evolving industry standards.

- We invest significant resources in our R&D efforts, which may not lead to successful or commercially viable new technologies, services or products.

- Our success depends on our ability to produce new and innovative products and services that respond to customer demand and create strong and sustained player appeal.

Risks Relating to our Capital Structure

- Our level of indebtedness could adversely affect our results of operations, cash flows and financial condition.

- We may not have sufficient cash flows from operating activities to service all of our indebtedness and other obligations, and may be forced to take other actions to satisfy our obligations, which may not be successful.

- Agreements governing our indebtedness impose certain restrictions that may affect our ability to operate our business. Failure to comply with any of these restrictions could result in the acceleration of the maturity of our indebtedness and require us to make payments on our indebtedness. Were this to occur, we would not have sufficient cash to pay our accelerated indebtedness.

- We may not have sufficient cash flows from operating activities, cash on hand and available borrowings under our credit facilities to finance required capital expenditures under new contracts and meet our other cash needs or satisfy our minimum liquidity covenant. These obligations require a significant amount of cash, which would reduce our available liquidity.

- Our secondary listing of the Company's common stock on the Australian Securities Exchange could lead to price variations and other impacts on holders of our common stock.

- We may incur significant costs as a result of being publicly traded in the United States and Australia.

Risks Relating to our Technology

- Our success depends on the security and integrity of the systems and products we offer, and security breaches, including cybersecurity breaches, or other disruptions could compromise our information or the information of our customers and expose us to liability, which would cause our business and reputation to suffer.

- Our business depends on the protection of our intellectual property and proprietary information.

- We rely on the ability to use the intellectual property rights of third parties.

Risks Relating to Legal, Political or Other Regulatory Factors

- We and our industries are subject to strict government regulations that may limit our existing operations, have an adverse impact on our ability to grow and affect our license eligibility or expose us to fines or other penalties.

- Legislative interpretation and enforcement of certain gaming activities could adversely affect financial performance and reputation.

- We may not be able to capitalize on the expansion of internet or other forms of digital gaming or other trends and changes in the industries in which we operate, including due to laws and regulations governing these industries.

- Changes in tax laws or tax rulings, or the examination of our tax positions could materially affect our financial condition and results of operations.

General Risks

- We have incurred, and may continue to incur, restructuring costs, the benefits of which are unpredictable and may not be achieved.

- We may incur additional impairment charges.

- We depend on our key employees and rely on skilled employees with creative and technical backgrounds.

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock. The risk factors generally are separated into six groups: risks relating to economic and current conditions impacting us and our business, risks relating to our capital structure, risks relating to our business and our industries, risks relating to our technology, risks relating to legal, political and other regulatory factors, and general risk factors.

Risks Relating to Economic and Current Conditions Impacting us and our Business

Failure to successfully execute on our strategy could negatively impact our results of operations, cash flows and financial information.

We are executing on our strategy to become the leading, cross-platform global games company (more fully described in in *Part I, Item 1* above). Jointly with our strategy, in May 2023, our common stock was listed as CDIs on the ASX, and in October 2023, we acquired the publicly held shares in SciPlay, making it our wholly-owned subsidiary. Successful execution on our strategy may present unexpected challenges and uncertainties. We may incur integration and optimization expenses to execute and facilitate our strategies.

Our business strategy is to invest in great content and franchises across land-based, digital and mobile platforms, expand in high-growth markets, enable a seamless player experience with innovative platforms, deleverage and maximize cash flow to fuel investment and be driven by high-performing talent and culture. Our strategy is focused upon growth including growing our digital revenue mix and pursuit of acquisitions supportive of our strategic goals. For additional information on risks related to our acquisition strategy, see the risk factor captioned "*Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations.*" If we are not successful in accomplishing each component of our new business strategy, we may suffer negative impacts on our results of operations, cash flows and financial condition.

Additionally, the success of our new brand and name will be integral in allowing our new strategy and business focus to be successful. Developing and maintaining awareness of our Company and our brand is important to attracting new and existing customers to our products. The importance of brand recognition will increase as competition in our industry intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts. Although we plan to invest substantial resources to promote our brand, there is no guarantee that we will be able to achieve or maintain brand name recognition or status under the new brand that is comparable to the recognition and status previously enjoyed under our former brand. Even if our brand recognition and loyalty increases, this may not result in increased revenue and profitability. For these reasons, our rebranding initiative may not produce the benefits expected, could adversely affect our ability to retain and attract customers, and may have a material adverse effect on our results of operations, cash flows and financial condition.

Our future results of operations may be negatively impacted by slow growth or declines in the replacement cycle of gaming machines and by the slow growth of new gaming jurisdictions or slow addition of casinos in existing jurisdictions.

Demand for our Gaming products and services is driven by the replacement of existing gaming machines in existing casinos, the establishment of new jurisdictions, the opening of additional casinos in existing jurisdictions and the expansion of existing casinos. Slow growth or declines in the replacement cycle of gaming machines have historically reduced and could again reduce the demand for our products and negatively impact our results of operations, cash flows and financial condition, and have resulted and could continue to result in material inventory charges, which could increase our cost of products and decrease our gross margin. We have previously recorded charges related to inventory due to disruptions impacting future demand and reassessment of our product strategy. Our inventory charges incurred in the normal course of operations were $14 million, $5 million and $12 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The opening of new casinos, expansion of existing casinos and replacement of existing gaming machines in existing casinos fluctuate with demand, economic conditions, regulatory approvals and the availability of financing. Originally these had been negatively affected by the COVID-19 pandemic. While those negative effects have abated, there is still potential for negative effects of other potential health epidemics or contagious disease outbreaks. In addition, the expansion of gaming into new jurisdictions can be a protracted process. In the U.S., U.K. and other international jurisdictions in which we operate, governments usually require a public referendum and legislative action before establishing or expanding gaming. Any of these factors could delay, restrict or prohibit the expansion of our business and negatively impact our results of operations, cash flows and financial condition.

We have foreign operations which expose us to business and legal risks, including compliance with anti-corruption laws, and a portion of our revenue and expenses are denominated in British Pounds Sterling, Australian Dollars and Euros, which subjects us to foreign currency exchange rate fluctuations and other risks.

We are a global business and derive a substantial portion of our revenue from operations outside of the U.S. For the year ended December 31, 2023, we derived approximately 33% of our revenue from sales to customers outside of the U.S.

Our consolidated financial results are affected by currency exchange rate fluctuations. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are denominated in currencies other than the U.S. dollar, particularly the British Pound Sterling, the Euro and the Australian dollar. Such fluctuations may arise from inflation, government debt or other causes. Exchange rate fluctuations have in the past adversely affected our results of operations, cash flows and financial condition and may adversely affect our results of operations, cash flows and financial condition and the value of our assets outside the U.S. in the future. If a foreign currency is devalued in a jurisdiction in which we are paid in such currency, we may require our customers to pay higher amounts for our products, which they may be unable or unwilling to pay. This uncertainty could have a material adverse effect on our foreign operations. In addition, if such events occurred, the financial and capital markets within and outside Europe could constrict and negatively impact our ability to finance our business. Such events could also cause a substantial reduction in consumer confidence and spending that could negatively impact our customers and our business.

Our operations in foreign jurisdictions subject us to additional risks customarily associated with such operations, including: the complexity of foreign laws, regulations and markets; the uncertainty of enforcement of remedies in foreign jurisdictions; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel in foreign jurisdictions; the economic, tax and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act, U.K. Bribery Act and other anti-corruption laws that generally prohibit us and our agents from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business; compliance with applicable sanctions regimes regarding dealings with certain persons or countries; import and export restrictions and other trade barriers, including imposition of tariffs; and increased trade tensions between countries or political and economic unions. Certain of these laws also contain provisions that require accurate record keeping and further require companies to devise and maintain an adequate system of internal accounting controls.

Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows and financial condition. In addition, our international business operations could be interrupted and negatively affected by terrorist activity, political unrest or other economic or political uncertainties. Moreover, U.S. and foreign jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our international sales.

For example, in 2018 the U.S. announced certain trade actions under Section 232, and Section 301 of the Trade Expansion Act of 1962, including tariff increases on several imported products. These U.S. tariffs, along with other U.S. trade actions, have triggered retaliatory actions by certain affected countries, such as the People's Republic of China ("PRC"). In January 2020, the United States and the PRC signed a limited trade deal in which the PRC agreed to purchase more products from the U.S. in exchange for a reduction in planned and existing tariffs. Given the uncertainty regarding the scope and duration of these trade actions by the U.S. and other countries, and trade negotiations between the U.S. and the PRC, we cannot predict whether, or to what extent, tariffs and other trade restrictions may be imposed on or otherwise become applicable to our product offerings or supply chain, and the impact of these trade actions on our business remains uncertain. While tariffs and other trade actions by the U.S. and other countries have not yet had a significant impact on our business and we are implementing measures to limit the impact of tariffs on our cost structure, we cannot predict further developments. Tariffs and other trade actions could result in increases in our cost of doing business and in the sale prices of certain of our products and could negatively impact demand for our products, which could materially adversely affect our results of operations, cash flows and financial conditions.

Further, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in foreign jurisdictions, and our failure to effectively manage the risks associated with our operations in foreign jurisdictions could have a material adverse effect on our business prospects, results of operations, cash flows and financial condition.

Unfavorable U.S. and international economic conditions, decreased discretionary spending, travel or operational disruptions due to other factors such as inflation, rising benchmark interest rates, terrorist activity or threat thereof, armed conflicts or hostilities, civil unrest, health epidemics, contagious disease outbreaks, or public perception thereof, other economic or political uncertainties, or other events beyond our control have adversely affected and may in the future adversely affect our business, results of operations, cash flows and financial condition.

Unfavorable economic conditions, including recession, inflation, rising benchmark interest rates, economic slowdown, decreased liquidity in the financial markets, decreased availability of credit, relatively high rates of unemployment and inflation, have had, and may continue to have, a negative effect on our business. Socio-political factors such as terrorist activity or threat thereof, armed conflicts or hostilities, civil unrest or other economic or political uncertainties, or health epidemics, contagious disease outbreaks, or public perception thereof, or other events beyond our control that contribute to consumer unease may also result in decreased discretionary spending or travel by consumers and have a negative effect on our businesses. Such factors out of our control may also have effects beyond discretionary spending or travel, such as disruptions to our operations and productivity, which could also have a negative effect on our businesses. Prolonged or more severe economic weakness, particularly from inflation, rising interest rates, and foreign currency volatility, could materially adversely impact our business, including causing our expected expenses to increase materially. We cannot fully predict the effects that unfavorable social, political and economic conditions, economic uncertainties and public health crises and any resulting decrease in discretionary spending or travel would have on us, as they would be expected to impact our customers, suppliers, employees, consultants and business partners in varied ways.

In our Gaming business, especially our Participation gaming business, our revenue is largely driven by players' disposable incomes and level of gaming activity which may be reduced by unfavorable economic conditions. A further or extended decline in disposable income may result in reduced play levels on our Participation gaming machines, causing our results of operations and cash flows from these products to decline. Additionally, higher travel and other costs may adversely affect the number of players visiting our customers' casinos. Adverse changes in discretionary consumer spending or consumer preferences, resulting in fewer patrons visiting casinos and reduced play levels, could also be driven by factors such as an unstable job market, outbreaks of contagious diseases or public perception thereof or fears of terrorism or other violence. A decline in play levels has negatively impacted the results of operations, cash flows and financial condition of our casino customers and their ability to purchase or lease our products and services.

Unfavorable economic conditions have also impacted, and could continue to impact, the ability of our Gaming customers to make timely payments to us. These conditions, and the concentration of certain outstanding Gaming segment receivables, may increase our collection risks and materially impact our estimate of receivables allowance for credit losses. In addition, unfavorable economic conditions have caused, and may cause in the future, some of our Gaming customers to temporarily close gaming venues or ultimately declare bankruptcy, which adversely affects our business. Consistent with other suppliers in the gaming industry, our Gaming business offers extended payment term financing for gaming machine purchases, and we expect to continue to provide extended payment term financing in this business until demand from our customers for such financings abates or our business model changes. These financing arrangements may increase our collection risk, and if customers are not able to pay us, whether as a result of financial difficulties, bankruptcy or otherwise, we may incur provisions for bad debt related to our inability to collect certain receivables. In addition, both extended payment term financing and operating leases result in a delay in our receipt of cash, which reduces our cash balance, liquidity and financial flexibility to respond to changing economic events. Unfavorable economic conditions may also result in volatility in the credit and equity markets. The difficulty or inability of our customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase our products and services. Refer to Note 7 for international locations with significant concentrations of our receivables with terms longer than one year.

In our iGaming business based on a Participation model, our revenue is largely driven by disposable incomes and level of player activity. Unfavorable economic conditions have previously reduced and may later reduce the disposable incomes of end users consuming the services, which could negatively impact revenues for the iGaming business. Suppliers to our iGaming business may suffer financial difficulties and may not be able to offer their services and products, which could restrict the provision of our services and negatively impact our revenues. Various gambling regulators have implemented additional responsible and safer gambling measures relating to online casinos, including the implementation of bet limits, spin speeds, deposit limits and bonusing, which could negatively impact our revenues, particularly if additional gambling regulators follow suit or additional measures are introduced.

In our SciPlay business, while we maintain offices in the U.S., we have employees and consultants operating in foreign jurisdictions, including Israel, Turkey and Ukraine. In the foreign jurisdictions in which SciPlay operates, conditions such as political instability, terrorist activity or threat thereof, armed conflicts or hostilities and civil unrest could adversely affect our business and results of operations. For example, political, economic and military conditions in Israel, including acts of terrorism, war or other armed conflicts, which have impacted our employees and operations in Israel, could in the future cause business interruptions or other spillover effects that could materially adversely affect SciPlay's business and results of operations.

Additionally, in our Gaming business, we monitor for any potential disruptions in our supply chain, such as those due to health epidemics, contagious disease outbreaks, or public perception thereof, terrorist activity or threat thereof, armed conflicts or hostilities, civil unrest or other economic or political uncertainties, or other events beyond our control, and we may by required to increase our inventory positions when deemed necessary to mitigate any expected or unexpected delays and fulfill customer orders timely. The current conflict in Israel has delayed passage of supplier vessels through the Red Sea and could require us to increase our inventory positions and/or could result in higher holding and freight costs, which could adversely impact our operations and/or gross margin.

There are ongoing concerns regarding the debt burden of certain countries, particularly in Europe and South America, and their ability to meet their future financial obligations, which have resulted in downgrades of the debt ratings for these countries. We currently operate in, and our growth strategy may involve pursuing expansion or business opportunities in certain of these jurisdictions, such as Argentina, Brazil, Greece, Italy, Puerto Rico, Turkey and Ukraine among others. These sovereign debt concerns, whether real or perceived, could result in a recession, prolonged economic slowdown, or otherwise negatively impact the general health and stability of the economies in these countries or more broadly. In more severe cases, this could result in a limitation on the availability or flow of capital, thereby restricting our liquidity and negatively impacting our results of operations, cash flows and financial condition.

Public perception of the Company's response to ESG issues could adversely affect our reputation, our customer base and business and financial results.

Companies across all industries are facing increasing scrutiny from customers, clients, regulators, investors, and other stakeholders related to their ESG practices and disclosure. Unfavorable perception regarding our environmental policies, social initiatives, governance practices, diversity initiatives, the perceived or actual impacts of our games on user well-being, the actions of companies that provide similar products to ours, or other growing concerns of our stakeholders, could adversely affect our reputation. Any negative effect on our reputation could have an adverse effect on the size, engagement and loyalty of our customer base, which could adversely affect our business and financial results.

Additionally, we are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market, the Australian Securities and Investment Commission and the FASB. These rules and regulations continue to evolve in scope and complexity, making compliance difficult and uncertain. Additionally, we or our suppliers may become subject to new laws enacted with regards to climate change and other environmental issues. If new laws are enacted, or current laws are modified in countries in which we or our suppliers operate, we could face increased costs to comply with these laws.

The effects of health epidemics, contagious disease outbreaks and public perception thereof, have impacted and, in the future, could impact our operations and, should negative impacts such as significant negative player engagement develop, adversely affect and continue to adversely affect our operations, business, results of operations, cash flows and financial condition.

The outbreak of a novel strain of coronavirus, COVID-19, and public perception thereof, had contributed to consumer unease and led to decreased discretionary spending and consumer travel, which, in turn, had a negative effect on us, especially in our Gaming business. Other future health epidemics or contagious disease outbreaks could do the same. We cannot predict the ultimate effects that the outbreak of COVID-19, any resulting unfavorable social, political and economic conditions and decrease in discretionary spending or travel would have on us, as they would be expected to impact our customers, suppliers and business partners in varied ways in different communities. In our Gaming business, especially our Participation gaming, SciPlay business segment and iGaming business segment, our revenue is largely driven by players' disposable incomes and level of gaming activity. The outbreak of COVID-19 led to economic and financial uncertainty for many consumers and reduced, and may continue to reduce or maintain at low amounts, the disposable incomes of players across all of our business units. This resulted in fewer patrons visiting casinos, whether land-based or online, and lower amounts spent per casino visit.

Various gambling regulators have implemented additional responsible and safer gambling measures relating to our iGaming casino business including the implementation of bet limits, spin speeds, deposit limits and bonusing, which could negatively impact our operations, business, results of operations, cash flows or financial condition, particularly if additional gambling regulators follow suit.

The extent to which future health epidemics, contagious disease outbreaks and public perception thereof further impacts our results of operations, cash flows and financial condition will depend on future developments, which are highly uncertain and unpredictable.

Risks Relating to our Business and our Industries

We operate in highly competitive industries, and our success depends on our ability to effectively compete with numerous domestic and foreign businesses.

Gaming

Our Gaming business faces significant competition, not only from traditional gaming suppliers, but also from a number of other domestic and foreign providers, some of which have substantially greater financial resources and/or experience than we do. In some cases, we compete against gaming operators, including illegal or unregulated operators. Additionally, we face competition from smaller gaming companies that have established certain competitive products in recent years and are able to focus their resources on developing a smaller number of high-performing products.

We compete on the basis of the content, features, quality, functionality, accuracy, reliability, price and financing terms of our products and services, and the responsiveness of our services. If we do not consistently deliver popular, high-quality games in a timely manner, or if consumers prefer competing products, our business might suffer. Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful content remains popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to our existing products. These products or enhancements may not be well-received by consumers, even if well-reviewed and of high quality. Further, competitors may develop content that imitates or competes with our best-selling games, potentially taking sales away from them or reducing our ability to charge the same prices we have historically charged for our products. We have experienced pricing pressures in the past, including over the past three years. These competing products may take a larger share of consumer spending than anticipated, which could cause product sales to fall below expectations. We also compete based on the extent of our sales, service, marketing and distribution channels. We on occasion provide extended payment term financing for product purchases or to certain concentrations of customers. We have also offered customers discounts and other offers and modified pricing and other contractual terms in connection with the sale or placement of our products and services. Our competitors may provide a greater amount of financing or better offers and terms than we do, and this may impact demand for our Gaming products and services. We cannot assure that competitive pressure will not cause us to increase the incentives that we offer to our customers or agree to modify contractual terms in ways that are unfavorable to us, which could adversely impact our results of operations, cash flows and financial condition.

We also compete to obtain space and favorable placement on casino gaming floors, and some of our product lines may compete against each other for this space. Consolidation of casino and other operators, increased competition among operators and reductions in capital expenditures by operators have significantly increased the level of competition among gaming suppliers and may do so in the future. Casino operators focus on performance, longevity, player appeal and price when making their purchasing decisions. Competitors with a larger installed base of gaming machines and more game themes than ours may have an advantage in obtaining and retaining placements in casinos. Our Shufflers also compete against hand shuffling, which remains the most competitive shuffling option for casino card games around the world.

We also face high levels of competition in the supply of products and services for newly legalized gaming jurisdictions and for openings of new or expanded casinos. Our success depends on our ability to successfully enter new markets and compete successfully for new business.

SciPlay

SciPlay, which includes social casino games and from which we derive substantially all of our SciPlay revenue, is a rapidly evolving industry with low barriers to entry. Businesses can easily launch online or on mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets. The market for our games is also characterized by rapid technological developments, frequent launches of new games and features, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences.

Successful execution of our strategy depends on our continuous ability to attract and retain players, adapt to the emergence of new mobile hardware or operating systems, expand the market for our games, maintain a technological edge and offer new capabilities to players. We also compete with social gaming companies, including those that offer social casino games such as Playtika, Playstudios, Product Madness/Big Fish Games (subsidiaries of Aristocrat), DoubleU Games Co., Ltd/ Double Down Interactive, GSN Games/Bash Gaming (subsidiaries of Scopely, Inc.), AppLovin Corporation and Huuuge Games, some of which have no connection to regulated real money gaming, and many of those companies have a base of existing players that is larger than ours. In some cases, we compete against real money gaming operators who have expanded their games to include social casino games and have in the past leveraged their land-based gaming relationship with us to license social casino game content from us. In those cases, customers of such real money gaming operators may choose to play our content as it is offered by the operator and not as it is offered by our social casino games, detrimentally impacting our results.

Some of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, local language capabilities, greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing and contingent worker solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and brand marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions or player preferences or requirements. As a result, our players may decide to stop playing our games or switch to our competitors' games.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future third-party suppliers. By doing so, these competitors may increase their ability to meet the needs of existing or prospective freelancers and players. These developments could limit our ability to obtain revenue from existing and new buyers. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition could be adversely impacted.

We offer players regular free play and frequent discounts for purchases of coins, chips or cards to extend play in connection with our social casino gaming business. We cannot assure that competitive pressure will not cause us to increase the incentives that we offer to our players, which could adversely impact our results of operations, cash flows and financial condition.

iGaming

Our iGaming business is also subject to significant competition. Our iGaming business focuses on the supply of game content to online casino operators, and there are a number of competitors in that industry, including from illegal or unregulated operators.

We cannot assure that we will be successful in offering our technology, content and services to digital gaming operators as we expect to face intense competition from our traditional competitors in the iGaming industry and a number of other domestic and foreign providers (or, in some cases, the operators themselves), some of which have substantially greater financial resources and/or experience in this area than we do. In addition, there is a risk that the authorization of the provision of gaming offerings via interactive channels in a particular jurisdiction could, under certain circumstances, adversely impact our Gaming offerings through traditional channels in such jurisdiction. Any such adverse impact would be magnified to the extent we are not involved in, and generating revenue from, the provision of iGaming products or services in such jurisdiction.

In order to stay competitive in our iGaming business, we will need to continue to create, source and market game content that attracts players and invest in new and emerging technologies. Some of our competitors may be more willing to provide internet wagering in countries where the relevant laws and regulations are unclear or not uniformly enforced, putting us at a competitive disadvantage if we do not provide services related to internet wagering in such countries.

Our success depends upon our ability to adapt to, and offer products and services that keep pace with, changing technology and evolving industry standards.

Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce new and enhanced products and services, including, but not limited to, gaming content, gaming machines, CMSs, table products and digital gaming products and services, on a timely basis or at all is a significant factor affecting our ability to remain competitive, retain existing contracts or business and expand and attract new customers and players. We cannot assure that we will achieve the necessary technological advances or have the financial resources needed to introduce new products or services on a timely basis or at all.

Rules governing new technological developments, such as developments in generative artificial intelligence ("AI"), remain unsettled, and these developments may affect aspects of our existing business model, including how we create our gaming products.

Introducing new and innovative products and services requires us to adapt and refine our manufacturing, operations and delivery capabilities to meet the needs of our product innovation. If we cannot efficiently adapt our manufacturing infrastructure to meet the needs associated with our product innovations, or if we are unable to develop products or upgrade our production capacity in a timely manner, our business could be negatively impacted. In the past, we have experienced delays in launching new products and services due to the complex or innovative technologies embedded in our products and services. Such delays can adversely impact our results of operations, cash flows and financial condition.

We invest significant resources in our R&D efforts, which may not lead to successful or commercially viable new technologies, services or products.

We have invested, and intend to make future investments of, significant resources in R&D efforts. We invest in a number of areas, including product development for game and system-based hardware, software and game content. In addition, because of the sophistication of our newer products and the resources committed to their development, they are generally more expensive to produce and, for SciPlay and iGaming technologies, to maintain. If our new services and products do not gain market acceptance or the increase in the average selling price of these new products is not proportionate to the increase in production cost, in each case as compared to our prior products, or if the average cost of production does not go down over time, whether by reason of long-term customer acceptance, or if we are unable to successfully execute on our cross-platform strategy, our ability to find greater efficiencies in the manufacturing process as we refine our production capabilities or a general decrease in the cost of the technology, our margins will suffer and could negatively impact our business, results of operations, cash flows and financial condition. We cannot assure that our investment in R&D will lead to successful new technologies or products. If a new service or product is not successful, we may not recover our development, regulatory approval or promotion costs.

Our success depends on our ability to produce new and innovative products and services that respond to customer demand and create strong and sustained player appeal.

Our success depends upon our ability to respond to dynamic customer demand by producing new and innovative products and services. The process of developing new products and services is inherently complex and uncertain. If we fail to accurately anticipate customer needs and end user preferences through the development of new products and services, we could lose business to our competitors, which would adversely affect our results of operations, cash flows and financial condition.

Our businesses develop and source game content both internally and through third-party suppliers. We also seek to secure third-party brands for incorporation into our game content. We believe that creative and appealing game content produces more revenue for our gaming machine customers and provides them with a competitive advantage, which in turn enhances our revenue and our ability to attract new business and to retain existing business. We cannot assure that we will be able to sustain the success of our existing game content or effectively develop or obtain from third parties game content or licensed brands that will be widely accepted both by our customers and players.

Our success also depends on creating products and services with strong and sustained player appeal. We are under continuous pressure to anticipate player reactions to, and acceptance of, our new products, avoid declining play levels on our leased gaming machines and continue to provide successful products that generate a high level of play. In some cases, a new game or gaming machine will only be accepted by our casino or digital gaming customers if we can demonstrate that it is likely to produce more revenue and Net win and/or has more player appeal than our existing products and services or our competitors' products and services. WAP, premium and daily fee Participation gaming machines are replaced on short notice by casino operators if they do not meet and sustain revenue and profitability expectations. Customers may cancel pending orders with us if our products are not performing to expectations at other casinos.

In addition, the social gaming landscape is rapidly evolving and is characterized by major fluctuations in the popularity of social products and platforms, such as the dramatic increase in the popularity of mobile platforms. We may be unable to develop products at a rate necessary to respond to these changes, or at all, or that anticipate the interests of social players. Likewise, our SciPlay offerings operate largely through *Facebook, Google, Apple*, *Amazon* and *Microsoft* platforms. If alternative platforms increase in popularity, we could be adversely impacted if we fail to timely create compatible versions of our products.

Competition is intense in the digital and social gaming landscape. The increased importance of digital content delivery in our industry increases the potential competition in our SciPlay and iGaming businesses, as the minimum capital needed to produce and publish a digitally delivered game, particularly a new game for mobile platforms, may be significantly less than that needed to produce and publish one that is purchased through retail distribution. As more competitors enter the market, our operating results may be negatively impacted.

Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations.

Our growth strategy might include our pursuit of strategic acquisitions. Our ability to succeed in implementing our acquisition strategy will depend to some degree upon our ability to identify and complete commercially viable acquisitions, including multiple acquisitions carried out simultaneously and in short time frames. We cannot assure that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.

We may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, including acquired assets, operations and personnel. Our recent acquisition of the remaining approximately 17% equity interest in SciPlay not already owned by us pursuant to the SciPlay Merger has required us to take certain actions to appropriately integrate into our operations in compliance with the terms of the merger agreement. In addition, the expected cost synergies or any other anticipated benefits associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. We expect to incur incremental costs and capital expenditures related to our contemplated integration activities.

Acquisition transactions may disrupt our ongoing business. The integration of acquisitions requires significant time and focus from management and may divert attention from the day-to-day operations of the combined business or delay the achievement of our strategic objectives.

We depend on our suppliers and contract manufacturers, and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lose customers.

Our operating results could be adversely affected by an interruption or cessation in the supply of these items or a serious quality assurance lapse, including as a result of the insolvency of any of our key suppliers.

Similarly, the manufacture and maintenance of our gaming machines and gaming systems are dependent upon a regular and continuous supply of raw materials and components, many of which are manufactured or produced outside of the U.S. Certain of the components we use are customized for our products. The assembly of certain of our products and other hardware is performed by third parties. Any interruption or cessation in the supply of these items or services or any material quality assurance lapse with respect thereto could materially adversely affect our ability to fulfill customer orders, results of operations, cash flows and financial condition. We may be unable to find adequate replacements for our suppliers within a reasonable time frame, on favorable commercial terms or at all. The impact of the foregoing may be magnified as we continue to seek to streamline our gaming supply chain by reducing the number of our suppliers. Further, manufacturing costs may unexpectedly increase and we may not be able to successfully recover any or all of such cost increases. Additionally, in 2021, we experienced pressures on the supply chain related to parts sourcing, which contributed to approximately $5 million of inventory obsolescence charge. Because of the use of certain shared parts in some of our gaming machines in both old and new cabinets, supply chain pressures on availability of these parts may require us to re-allocate shared parts, rendering further units obsolete if such conditions sustain for an extended period of time.

In all of our businesses, we rely upon a number of significant third-party suppliers and vendors delivering parts, equipment and services on schedule in order for us to meet our contractual commitments. Furthermore, we outsource the manufacturing of certain of our sub-assemblies to third parties in the U.S., Europe, Central America and Asia. The willingness of such third parties to provide their services to us may be affected by various factors. Changes in law or regulation in any jurisdiction in which we operate may make the provision of key services to us unlawful in such jurisdictions. To the extent that third parties are unwilling or unable to provide services to us, this may have an adverse impact on our operations, financial performance and prospects. Failure of these third parties to meet their delivery commitments could result in us being in breach of, and subsequently losing, the affected customer orders, which loss could have a material adverse effect on our results of operations, cash flows and financial condition. We rely on network and/or telecommunications services for certain of our products. For instance, any disruption to our network or telecommunications could impact our linked or networked games, which could reduce our revenue.

In our SciPlay and iGaming businesses, we often rely on third-party data center providers to, among other things, host our remote game servers. Our SciPlay and iGaming businesses could be adversely impacted by breaches of or disruptions to these third-party data centers, including through disruptions in our RMG business, potential service level penalties with respect to our customers, reputational harm, the disclosure of proprietary information or the information of our customers or the theft of our or our customers assets, and to the extent any such data center provider was unable or unwilling to continue to provide services to us.

In certain regions, we enter into agreements with local distributors for the distribution of our land-based gaming products to one or more customers. Changes to these distributor relationships, including modification or termination of our agreements or difficulties with any such distributor could prevent us from delivering products or services to our customers on a timely basis, or at all, and could negatively impact our business.

Our SciPlay business largely depends upon our relationships with key third-party platform providers, who we rely on to make our games available to players and to collect revenue, and changes in those relationships could negatively impact our SciPlay business.

In our SciPlay business, our social gaming offerings operate through *Apple*, *Google*, *Facebook* and *Amazon*, which also serve as significant online distribution platforms for our games, and some of our games are also available on the *Microsoft* platform. Substantially all of our SciPlay revenue was generated by players using those platforms.

Consequently, our expansion and prospects of our SciPlay offerings depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target player base. We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms, and which the platform providers can change unilaterally on short or without notice. Version updates, such as Apple's iOS 14.5 update in April 2021, which included changes to its AppTracking Transparency policy, now require user permission before developers can track a user across apps and websites owned by other companies or access a user's device's identifier for advertisers ("IDFA"), which has reduced the quantity and quality of data available to us. This change has particularly impacted SciPlay's strategy for the games produced by its subsidiary Alictus, with Alictus having begun preparing its games primarily for *Google's* Android platform. *Google's* planned *Google* advertising identification deprecation, expected in 2024 or thereafter, may further impact SciPlay strategy. These changes could, among other things, have a detrimental impact on our ability to conduct targeted advertising on platforms, increase the cost to obtain new users and impact the return on investment of advertising spend. The impact of these changes has been a catalyst for SciPlay to explore, and continue to engage with, traditional media, expanded relationships with social media influencers and other innovative marketing solutions. Our SciPlay business will also be adversely impacted if we are unable to continue these relationships in the future or if the terms and conditions offered by these providers are altered to our disadvantage. For instance, if any of these providers were to increase their fees, our results of operations, cash flows and financial condition would suffer. Additionally, our SciPlay business would be harmed if:

- these platform providers discontinue or limit our access to their platforms;
- governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;
- these platforms decline in popularity;
- these platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees;
- these platforms impose restrictions or make it more difficult for players to buy coins, chips and cards; or
- these platforms change how the personal information of players is made available to developers or develop their own competitive offerings.

If alternative platforms increase in popularity, we could be adversely impacted if we fail to create compatible versions of our games in a timely manner, or if we fail to establish a relationship with such alternative platforms. Likewise, if our platform providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their features that permit our players to purchase coins, chips and cards, and these events may occur again. Circumstances such as platform software updates, platform system changes or general outages may impair our players' ability to access their previously acquired coins, chips and cards and purchase additional coins, chips and cards. We attempt to work with our internal publishing and developer partners to resolve such events timely. However, if such events recur on a prolonged basis or other similar issues arise that impact players' ability to download our games, access social features or purchase coins, chips and cards, it could have a material adverse effect on our revenue, operating results and brand.

Our future results of operations may be negatively impacted by ownership changes and consolidation in the gaming industry, including by casino operators.

As repeat customers represent a substantial part of our Gaming business revenue, our business, results of operations, cash flow and financial condition could be negatively affected if our casino customers are sold to or merge with other entities. Such entities may purchase more products and services from our competitors, reduce spending on our products or cause downward pricing pressures. Consolidation among casino operators could result in order cancellations or a slowing in the replacement cycle for existing gaming machines, or could require our current customers to purchase our competitors' products, any of which could negatively impact our Gaming business.

Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance.

Our results of operations can fluctuate due to seasonal trends and other factors. Sales of our gaming machines to casinos are generally strongest in the second half of the year and slowest in the first half of the year, while revenue from our Participation gaming machines is generally highest in the spring and summer. Player activity for SciPlay is generally slower in the second and third quarters of the year, particularly during the summer months. Player activity for our iGaming business, specifically digital casino operators, is generally slower in the third quarter during the summer months and is generally higher in the fourth quarter. Certain other seasonal trends and factors that may cause our results to fluctuate include: the geographies where we operate; holiday and vacation seasons; climate and weather; economic and political conditions; timing of the release of new products; significant equipment sales or the introduction of gaming activities in new jurisdictions or to new customers; and other factors.

In light of the foregoing, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. We cannot assure that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors.

<u>**Risks Relating to our Capital Structure**</u>

Changes in, or the elimination of, our share repurchase program could have an adverse effect on the price of our common stock.

As part of our capital allocation strategy, our Board of Directors has authorized a share repurchase program under which the Company is authorized to repurchase, from time to time, through February 25, 2025, up to an aggregate amount of $750 million of our outstanding stock. Decisions regarding share repurchases are within the discretion of the Board of Directors and can be influenced by a number of factors, including the price of our common stock, general business and economic conditions and our financial condition and operating results and may be suspended or discontinued at any time. Even if fully implemented, our share repurchase program may not enhance long-term stockholder value. Changes in, or the elimination of, our share repurchase program could have an adverse effect on the price of our common stock. For more information on our share repurchase program, refer to Note 17.

Our level of indebtedness could adversely affect our results of operations, cash flows and financial condition.

We have a history of significant indebtedness. As of December 31, 2023, we had total indebtedness of $3.9 billion, net of unamortized discounts and deferred financing costs, consisting primarily of borrowings under the LNWI Credit Agreement, and Senior Notes. As of December 31, 2023, our total available liquidity was $1.2 billion, which included $740 million of undrawn availability under the LNWI Revolver.

Our level of indebtedness could affect our ability to obtain financing or refinance existing indebtedness; require us to dedicate a significant portion of our cash flow from operations to interest and principal payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes; increase our vulnerability to adverse general economic, industry or competitive developments or conditions; and limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate or in pursuing our strategic objectives. In addition, we are exposed to the risk of higher interest rates as a significant portion of our borrowings are at variable rates of interest. If interest rates continue to increase, the interest payment obligations under our non-hedged variable rate indebtedness would increase even if the amount borrowed remained the same, and our results of operations, cash flows and financial condition would be negatively impacted. All of these factors became more severe given the unfavorable economic conditions and uncertainties and decrease in discretionary spending and consumer travel as a result of rising inflation and could place us at a competitive disadvantage compared to competitors that may have less debt than we do.

We may not have sufficient cash flows from operating activities, to service all of our indebtedness and other obligations, and may be forced to take other actions to satisfy our obligations, which may not be successful.

Our ability to make payments on and to refinance our indebtedness and other obligations depends on our results of operations, cash flows and financial condition, which in turn are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and our other obligations.

We are required to make scheduled payments of principal on the term loans borrowed under our credit facilities, and our credit facilities require that a portion of our excess cash flow be applied to prepay amounts borrowed under our credit facilities. We are also required to repay the entire principal amount of our Senior Notes at their maturity (see Note 15). We have also, from time to time, repurchased or otherwise retired or refinanced our debt, through our subsidiaries or otherwise and may continue to do so in the future. Such activities, if any, will depend on prevailing market conditions, contractual restrictions and other factors, and the amounts involved may or may not be material. If we need to refinance all or part of our indebtedness at or before maturity, we cannot assure that we will be able to obtain new financing or to refinance any of our indebtedness on commercially reasonable terms or at all.

Our lenders, including the lenders participating in the LNWI Revolver under the LNWI Credit Agreement, may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under the LNWI Revolver or to obtain other financing on favorable terms or at all. Our results of operations, cash flows and financial condition would be adversely affected if we were unable to draw funds under the LNWI Revolver because of a lender default or to obtain other cost-effective financing. Any default by a lender in its obligation to fund its commitment under the LNWI Revolver (or its participation in letters of credit) could limit our liquidity to the extent of the defaulting lender's commitment. If we are unable to generate sufficient cash flow in the future to meet our commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure that any of these actions could be completed on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements. Moreover, our existing debt agreements contain, and our future debt agreements may contain, restrictive covenants that may prohibit us from adopting these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Agreements governing our indebtedness impose certain restrictions that may affect our ability to operate our business. Failure to comply with any of these restrictions could result in the acceleration of the maturity of our indebtedness and require us to make payments on our indebtedness. Were this to occur, we would not have sufficient cash to pay our accelerated indebtedness.

Agreements governing our indebtedness, including the LNWI Credit Agreement and the indentures governing our Senior Notes, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities that may adversely affect our ability to finance future operations or capital needs or to engage in new business activities. Subject to certain exceptions, our credit facilities and/or indentures restrict our ability to, among other things:

- declare dividends or redeem or repurchase capital stock;
- prepay, redeem or purchase other debt;
- incur liens;
- make loans, guarantees, acquisitions and investments;
- incur additional indebtedness;
- engage in sale and leaseback transactions;
- amend or otherwise alter debt and other material agreements;
- engage in mergers, acquisitions or asset sales;
- engage in transactions with affiliates;
- enter into arrangements that would prohibit us from granting liens or restrict our subsidiaries' ability to pay dividends, make loans or transfer assets; and
- alter the business we conduct.

In connection with the April 2022 Refinancing, we entered into the LNWI Credit Agreement. The LNWI Credit Agreement contains a covenant that is tested at the end of each fiscal quarter and requires us to not exceed a maximum Consolidated Net First Lien Leverage Ratio (as defined in the LNWI Credit Agreement) of 4.50x Consolidated EBITDA (as defined in the LNWI Credit Agreement); provided that such Consolidated Net First Lien Leverage Ratio is only tested if the aggregate revolving extensions of credit (excluding certain letters of credit) exceeds 30% of the aggregate revolving commitments under the LNWI Credit Agreement.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Accordingly, we cannot assure that we will continue to maintain liquidity sufficient to satisfy our current obligations or comply with the Consolidated Net First Lien Leverage Ratio covenant set forth in the LNWI Credit Agreement.

We also cannot assure that we will be granted waivers or amendments to the agreements governing our indebtedness if for any reason we are unable to comply with these obligations or that we will be able to refinance our debt on terms acceptable to us, or at all.

We may not have sufficient cash flows from operating activities, cash on hand and available borrowings under our credit facilities to finance required capital expenditures under new contracts and meet our other cash needs or satisfy our minimum liquidity covenant. These obligations require a significant amount of cash, which would reduce our available liquidity.

Our Gaming operations business generally requires significant upfront capital expenditures for gaming machine, software customization and implementation, systems and equipment installation and telecommunications configuration. In connection with a Gaming operations contract, our customers often obtain new gaming machines, which may require additional capital expenditures in order to fulfill the contract.

Historically, we have funded these upfront cash outflows through cash flows generated from operations, available cash on hand and borrowings under our credit facilities. Our ability to generate revenue and to continue to procure new contracts will depend on, among other things, our then present liquidity levels or our ability to obtain additional financing on commercially reasonable terms.

If we do not have adequate liquidity or are unable to obtain financing for these upfront cash outflows and other cash needs on favorable terms or at all, we may not be able to fulfill certain contracts, which could result in our losing business or restrict our ability to grow, which could have a material adverse effect on our results of operations, cash flows and financial condition. Moreover, we may not realize the return on investment that we anticipate on such contracts due to a variety of factors, including lower than anticipated retail sales or amounts wagered, higher than anticipated capital or operating expenses and unanticipated regulatory developments or litigation. We may not have adequate liquidity to pursue other aspects of our strategy, including bringing our products and services to new customers or new or underpenetrated geographies or pursuing strategic acquisitions. In the event we pursue significant acquisitions or other expansion opportunities, conduct significant repurchases of our outstanding securities, or refinance or repay existing debt, we may need to raise additional capital either through the public or private issuance of equity or debt securities or through additional borrowings under our existing financing arrangements, which sources of funds may not necessarily be available on terms acceptable to us, if at all, especially under the current unfavorable economic conditions.

Under LNW's Credit Agreement we currently have restrictions on our ability to incur indebtedness and liens, make restricted payments and investments and prepay junior indebtedness, subject to certain exceptions.

Our secondary listing of the Company's common stock on the Australian Securities Exchange could lead to price variations and other impacts on holders of our common stock.

On May 22, 2023 (AEST), our common stock was listed as CDIs on the ASX and commenced active trading under the ASX code "LNW," in addition to our existing primary listing on The Nasdaq Stock Market ("Nasdaq"). Dual listing may result in price variations between our securities listed on the different exchanges due to a number of factors, including that our common stock listed on the Nasdaq is traded in U.S. dollars and any CDIs listed on the ASX are traded in Australian Dollars, volatility in the exchange rate of the two currencies and differences between the vacation schedules, trading schedules and time zones of the two exchanges, among other factors. A decrease in the price of our securities in one market may result in a decrease in the price of our securities in the other market. Dual listing also presents us with the opportunity to raise additional funds through the issuance of CDIs, which could cause dilution to existing stockholders.

SciPlay becoming a wholly-owned subsidiary of the Company subjects us to a number of risks and uncertainties, including whether it will yield additional value for our stockholders and adversely impact our business, financial results, results of operations, cash flows or stock price.

On October 23, 2023, we acquired the remaining approximately 17% equity interest in SciPlay not already owned by us pursuant to the SciPlay Merger in an all-cash transaction for $496 million, excluding transaction fees and expenses. SciPlay becoming a wholly-owned subsidiary of the Company exposes us to a number of risks and uncertainties, including that L&W may be unable to achieve the expected operational, strategic and financial benefits of the SciPlay Merger; difficulties in retaining or motivating key management personnel of SciPlay; and exposure to potential litigation. Any of these factors could disrupt our business and could have a material adverse effect on our business, financial condition, results of operations, cash flows or stock price.

We may incur significant costs as a result of being publicly traded in the United States and Australia.

Our common stock is publicly traded in both the United States and Australia, which causes us to incur significant legal, accounting, insurance and other expenses related to compliance with applicable regulations. To meet the challenges posed by being publicly traded in the United States and Australia, our management and other key personnel devote significant time and effort on compliance initiatives. Our compliance efforts increase our legal and financial costs and could require our personnel to devote greater time to ensure compliance with the relevant rules and regulations in both jurisdictions. In addition, our failure to successfully satisfy our obligations could subject us to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Moreover, to comply with the ASX Listing Rules, we have policies and procedures that we believe are designed to successfully satisfy our obligations under the ASX Listing Rules. Failure or inability to follow these procedures and policies, or they are not sufficient to prevent non-compliance, could subject us to liability, fines and lawsuits. We intend to invest resources to comply with evolving laws, regulations and standards, which could result in increased general and administrative expenses and a diversion of management's time and attention from revenue generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory actions against us could harm our business.

Risks Relating to our Technology

Our success depends on the security and integrity of the systems and products we offer, and security breaches, including cybersecurity breaches, or other disruptions could compromise our information or the information of our customers and expose us to liability, which would cause our business and reputation to suffer.

We believe that our success depends, in large part, on providing secure products, services and systems to our customers, and on our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our products and services. Our businesses sometimes involve the storage, processing and transmission of players' proprietary, confidential and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. All of our products and services are designed with security features to prevent fraudulent activity. However, we cannot guarantee that these security features will effectively stop all fraudulent activities. Despite our security measures, our products, services and systems are vulnerable to attacks by hackers, customers, retailers, vendors or employees and could be breached due to malfeasance or other disruptions. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our players' data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our players or third-party platforms. Any of these could expose us to claims, litigation, fines and potential liability.

Our ability to prevent anomalies and monitor and ensure the quality and integrity of our products and services is periodically reviewed and enhanced, but may not be sufficient to prevent future attacks, breaches or disruptions. Similarly, we regularly assess the adequacy of our security systems, including the security of our games and software, to protect against any material loss to any of our customers and our players, as well as the integrity of our products and services to end users and the integrity of our games to players. We develop and maintain an information security program to identify and mitigate cyber risks, but the development and maintenance of this program is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, expanded use of the internet and other interactive technologies may result in increased security risks for us and our customers. We cannot assure that our business or a business we acquire will not be or has not been affected by fraudulent activities or a security breach or lapse, which could have a material adverse impact on our results of operations, cash flows and financial condition.

Online transactions may be subject to sophisticated schemes to defraud, launder money or other illegal activities. There is a risk that our products or systems may be used for those purposes by our customers' players. There is also a risk that we will be subject to fraudulent activities by our employees. In addition, our gaming machines have experienced anomalies and fraudulent manipulation in the past. Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or they may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our gaming machines or our other products and services (including our SciPlay and iGaming products and services), may give rise to claims from players or customers, may lead to claims for lost revenue and profits and related litigation by our customers and may subject us to investigation or other action by regulatory authorities, including suspension or revocation of our licenses or other disciplinary action. Additionally, in the event of the occurrence of any such issues with our products and services, substantial engineering and marketing resources may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. If our information or cybersecurity systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale. The gaming industry, specifically, has been, and could remain, a common target of cyber-attacks. We, and the gaming industry as a whole, expect to face continued attempts to gain unauthorized access to or through our information systems, including cyber-attacks by computer programmers and hackers who may develop and deploy malicious software programs to gain access to our users' information. These attacks could target our information systems as well as those of our business partners, employees, service providers, or other third parties. To date, attacks in the gaming industry have not had a material impact on our operations or financial results. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security, or the security of a business we acquire, occurs, public perception of the effectiveness of our security measures and brand, or the security measures and brand of a business we acquire, could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our security, or the security of a business we acquire, could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows and financial condition.

Our business depends on the protection of our intellectual property and proprietary information.

We believe that our success depends, in part, on protecting our intellectual property in the U.S. and in foreign countries. Our intellectual property includes certain patents, trademarks and copyrights relating to our products and services (including gaming machines, digital gaming products, table games, shufflers and accessories, and gaming systems), and proprietary or confidential information that is not subject to patent or similar protection. Our success may depend, in part, on our ability to obtain protection for the trademarks, trade dress, names, logos or symbols under which we market our products and to obtain and maintain copyright and patent protection for our proprietary technologies, designs, software and innovations. We cannot assure that we will be able to build and maintain consumer value in our trademarks, obtain patent, trademark or copyright protection or that any patent, trademark or copyright will provide us with competitive advantages. In particular, the U.S. Supreme Court recently tightened the standard for patent eligibility of software patents. Despite revised U.S. Patent and Trademark Office guidelines in 2019, similar decisions in the future may negatively impact the validity or enforceability of certain of our patents, our ability to protect our inventions, innovations and new technology and the value of our substantial patent portfolio. Under a patent cross-licensing agreement with IGT, which relates to technology that is used in substantially all of our gaming machines, we can offer games using patented game features from the patent portfolios of other members of IGT's slot game features program, and such members can likewise offer games using patented game features from our patent portfolio. This arrangement may diminish the competitive advantage our slot games may derive from our patents.

Our intellectual property protects the integrity of our games, systems, products and services. Competitors may independently develop similar or superior products, software or systems, which could negatively impact our results of operations, cash flows and financial condition. In cases where our technology or product is not protected by enforceable intellectual property rights, such independent development may result in a significant diminution in the value of such technology or product.

We also rely on trade secrets and proprietary knowledge. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored.

We are currently making, and in the future may make, claims of infringement, invalidity or enforceability against third parties. For example, with the emergence of digital gaming, we have increased enforcement against parties that infringe our intellectual property.

This enforcement could:

• cause us to incur greater costs and expenses in the protection of our intellectual property;
• potentially negatively impact our intellectual property rights;
• cause one or more of our patents, trademarks, copyrights or other intellectual property interests to be ruled or rendered unenforceable or invalid; or
• divert management's attention and our resources.

In addition, the availability of certain legal protections for intellectual property generated by new technologies, such as generative AI, is uncertain. Successful challenges to our rights in intellectual property may result in increased costs for obtaining rights or the loss of the opportunity to earn revenue from or utilize the intellectual property that is the subject of challenged rights.

We rely on the ability to use the intellectual property rights of third parties.

We rely on products, technologies and intellectual property that we license from third parties, including from our competitors, for use in our Gaming, SciPlay and iGaming businesses. Substantially all of our gaming machines and portions of our SciPlay and iGaming offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies and games in a competitive market. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.

Some of our license agreements contain minimum guaranteed royalty payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it could have a material adverse effect on our results of operations, cash flows and financial condition. Our license agreements typically contain restrictions on our ability to use or transfer the licensed rights in connection with certain strategic transactions. Certain of our license agreements grant the licensor rights to audit our use of the licensor's intellectual property. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

The regulatory review process and licensing requirements also may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and we cannot assure that such approvals will be granted or that the approval process will not result in delays or disruptions to our strategic objectives.

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our products and services could diminish our brand and reputation, subject us to liability and have disrupted and could disrupt our business and adversely impact our results.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, regulations and customer-imposed controls. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. While we have and will continue to implement information security measures and data protection safeguards, our servers and other computer systems are vulnerable to any number of threats, including viruses, ransomware, malicious software, hacking, break-ins or theft, data privacy or security breaches, third-party security breaches, employee error or malfeasance and similar events. Failures in our systems or services or unauthorized access to or tampering with our systems and databases could have a material adverse effect on our business, reputation, results of operations, cash flows and financial condition. Any failures in our computer systems or telecommunications services could affect our ability to operate our linked games or otherwise conduct business.

A meaningful portion of our SciPlay and iGaming gaming traffic is hosted by third-party data centers, such as *Amazon Web Services*, *CONTINENT 8* and *CLARANET*. Such third parties provide us with computing and storage capacity, and are under no obligation to renew the agreements related to these services with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities and we may incur significant costs and possible lengthy service interruptions in connection with doing so, potentially causing harm to our reputation. If a game is unavailable or operates more slowly than anticipated when a player attempts to access it, that player may stop playing the game and be less likely to return to the game.

Portions of our information technology infrastructure, including those operated by third parties, have and may again experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver products or services to customers and interrupt other processes. For example, in 2019, the content delivery tool *Flash* was deprecated by its manufacturer *Adobe*, resulting in player friction and disruptions in delivering our SciPlay and iGaming services to our customers. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision makers, the ability to manage our business could be disrupted and our results of operations, cash flows and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition.

Several of our products and services rely on data transferred over the internet. Access to the internet in a timely fashion is necessary to provide a satisfactory user experience to the consumers of our products. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our user experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers' ability to access our products, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

If we or a company we acquire sustains cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm, regulatory fines or punishment and other negative consequences.

Our information technology systems and infrastructure are subject to cyber-attacks from vectors, including but not limited to viruses, ransomware, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. The gaming industry, specifically, has been, and could remain, a heightened target of cyber-attacks. Threats to our information technology systems and infrastructure include:

- experienced computer programmers and hackers who are able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns or who are able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities;

- security incidents, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners; and

- third parties, such as hosted solution providers, that provide services to us, are also a source of security risk in the event of a failure of their own security systems and infrastructure.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or customers. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal, proprietary or confidential information about us, our business partners or other third parties could expose us to significant potential liability and reputational harm. We have made, and will continue to make, significant investments in the protection of our systems, networks and intellectual property. We conduct a program of continuous self-evaluation and improvement as we seek to mitigate cyber risk. However, as threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for protecting against damages resulting from cyber-attacks, it may not be sufficient to cover all possible claims, and we may suffer losses that could have a material adverse effect on our business. Our insurance coverage for protecting against damages resulting from cyber-attacks does not cover incidents which occur at companies we acquire after such cyber-attack. Any successful cyber-attack or breach of our cybersecurity measures, or those of our service providers or other third parties, could violate various privacy, data protection, data security, network and information systems security and other laws, resulting in legal and financial exposure. In addition, such an attack could cause adverse publicity and a loss of confidence in our security measures. If our information or cybersecurity systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished. As a global enterprise, we could also be negatively impacted by existing and proposed U.S. and non-U.S. laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization and data protection.

In addition, our customers may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the National Institute of Standards and Technology (NIST), which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to meet such standards.

The intellectual property rights of others may prevent us from developing new products and services, entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of our competitors or other third parties, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our prospects, results of operations, cash flows and financial condition may be adversely affected.

We cannot assure that our business activities, games, products, services and systems will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. In addition to infringement claims, third parties may allege claims of invalidity or unenforceability against us or against our licensees or manufacturers in connection with their use of our technology. A successful challenge to, or invalidation of, one of our intellectual property interests, a successful claim of infringement by a third party against us, our products or services, or one of our licensees in connection with the use of our technologies, or an unsuccessful claim of infringement made by us against a third party or its products or services could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

- be expensive and time-consuming to defend or require us to pay significant amounts in damages;

- invalidate our proprietary rights;

- cause us to cease making, licensing or using products or services that incorporate the challenged intellectual property;

- require us to redesign, reengineer or rebrand our products or services or limit our ability to bring new products and services to the market in the future;

- require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain or retain the right to use a product, process or component;

- impact the commercial viability of the products and services that are the subject of the claim during the pendency of such claim; and/or

- require us by way of injunction to remove products or services on lease or stop selling or leasing new products or services.

Failure of our technological blocking systems could result in violations of laws or regulations and have a material adverse effect on our operations, financial performance and prospects.

There is no guarantee that the technical blocks we implement and which our customers implement will be effective. These systems and controls are intended to ensure that our customers do not accept bets from end-users located in those jurisdictions where we have made a decision not to offer all or certain of our products and services. Any failure of such systems and controls may result in violations of applicable laws or regulations. Any claims in respect of any such violations could have cost, resource, and, in particular if successful, reputational implications, and implications on our ability to retain, renew or expand our portfolio of licenses, and so have a material adverse effect on our operations, financial performance and prospects.

Moreover, there is an additional, ongoing risk that the current list of jurisdictions from which our customers and the Company must block access is enlarged, as there is a possibility that regulators who grant licenses to customers and/or the Company will require the blocking of specific additional jurisdictions. Similarly, jurisdictions may update their laws or regulations in such a way as to render the supply of gaming services into that jurisdiction legally or commercially unsustainable. In all such circumstances, additional blocking activity may have a detrimental effect on our financial position.

If we are unable to successfully implement our global enterprise resource planning system conversion, it could disrupt our business or have a material adverse effect on our results of operations, cash flows and financial condition.

We are engaged in a multi-year conversion from certain legacy enterprise resource planning ("ERP") systems to our primary global ERP system. The ERP system is designed to accurately maintain our books and records and provide information on our operations to management. Our ERP system migration will continue to require significant investment of human and financial resources. There are inherent risks associated with upgrading or changing systems, including inaccurate data or reporting. The process of upgrading and standardizing our ERP system is complex, time-consuming and expensive. Although we believe we are taking appropriate action to mitigate these risks through, among other things, testing, training and staging implementations, we cannot assure that we will not experience data loss, disruptions, delays or negative business impacts from the upgrades. Any operational disruptions during the course of this process and any delays or deficiencies in the design and implementation of the new ERP system or in the performance of our legacy systems could materially and adversely affect our ability to operate our businesses. Additionally, while we have spent considerable efforts to plan and budget for the implementation of the new ERP system, changes in scope, timeline or cost could have a material adverse effect on our results of operations, cash flows and financial condition.

Risks Relating to Legal, Political or Other Regulatory Risks

We and our industries are subject to strict government regulations that may limit our existing operations, have an adverse impact on our ability to grow and affect our license eligibility or expose us to fines or other penalties.

In the U.S. and many other countries, the provision of Gaming, SciPlay and iGaming products and services is subject to extensive and evolving regulation. These regulatory requirements vary from jurisdiction to jurisdiction. Therefore, we are subject to a wide range of complex laws and regulations in the jurisdictions in which we are licensed or operate. Most jurisdictions require that we be licensed, that our key personnel and certain of our security holders be found suitable or be licensed, and that our products be reviewed and approved before placement. Licenses, approvals or findings of suitability may be revoked, suspended or conditioned. If a license, approval or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary approval, license or finding of suitability, or if it is granted and subsequently revoked, then we may be prohibited from providing our products or services for use in the particular jurisdiction. In addition, the loss of a license in one jurisdiction could trigger the loss of a license, or affect our eligibility for a license, in other jurisdictions. We may also become subject to regulation in any new jurisdictions in which we decide to operate in the future, including due to expansion of a customer's operations. Gaming authorities have levied and may levy fines against us or seize certain of our assets if we violate gaming regulations. We cannot assure that we will be able to obtain or maintain the necessary licenses or approvals or that the licensing process will not result in delays or adversely affect our operations. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we are permitted to operate and generate revenue, may limit our ability to obtain a license in other jurisdictions and may put us at a disadvantage relative to our competitors.

We cannot assure that authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings against us. We cannot assure that any instituted enforcement proceedings will be favorably resolved, or that such proceedings will not have a material adverse impact on our ability to retain and renew existing licenses or to obtain new licenses in other jurisdictions. Our reputation may also be damaged by any legal or regulatory investigation, regardless of whether or not we are ultimately accused of, or found to have committed, any violation.

Often, our games, Gaming product hardware and software and our iGaming RMG must be approved in the jurisdictions in which they are operated, and we cannot assure you that such products or services will be approved in any jurisdiction. Our networked gaming technology requires regulatory approval in gaming jurisdictions prior to the shipment or implementation of any gaming machines, products or services and, although we have received approvals from the jurisdictions in which we currently operate this technology, we cannot assure that we will receive the approvals necessary to offer it in additional gaming jurisdictions. Many of our customers are required to be licensed, and delays in approvals of our customers' operations or expansions may adversely affect our results of operations, cash flows and financial condition. In addition, current regulations in a number of jurisdictions where our customers operate, such as Macau SAR and Singapore, limit the amount of space allocated to our products or limit the amount of new product available to operators to an amount that has been pre-approved by regulators. Substantial changes in any such regulations could adversely affect demand for our products.

On April 27, 2023, the U.K. Government published a white paper (a policy paper) setting out its comprehensive package of reform proposals, with many of those proposals subject to further consultation by the U.K. Government or British Gambling Commission. On February 23, 2024, and following its consultation that launched on July 26, 2023, the U.K. Government announced that, from September 2024, it will introduce statutory maximum online slots stake limits at £5 for those aged 25 and above and £2 for those aged 18 to 24. Additionally, the U.K. Government has also issued consultations on the land-based liberalization proposals (also closed on October 4, 2023) and the statutory levy (closed on December 14, 2023), and responses are also awaited. We also await the British Gambling Commission's response on its recent closed consultations, which are expected in March 2024, and further consultations are both pending and expected. We will continue to monitor the reform proposals and their impact on our iGaming and Gaming business segments and overall business.

We and certain of our affiliates, major stockholders (generally persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities), directors, officers and key employees are subject to extensive background investigations and suitability standards in our businesses. For additional details regarding the background investigations, the risk of failure of any such individuals or entities to submit to such background investigations, the significant approval and licensing discretion of regulatory authorities, and the authority granted to these regulatory authorities, see "*Government Regulation*" in *Part I, Item 1* of this Annual Report on Form 10-K and Exhibit 99.5 "Gaming Regulations." Our failure, or the failure of any of our major stockholders, directors, officers, key employees, products or technology, to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our major stockholders, directors, officers, key employees, products or technology) to obtain or retain required licenses and approvals in other jurisdictions.

In light of these regulations and the potential impact on our business, our amended and restated articles of incorporation and amended and restated bylaws allow for the restriction of stock ownership by persons or entities who fail to comply with informational or other regulatory requirements under applicable gaming laws, who are found unsuitable to hold our stock by gaming authorities, whose stock ownership adversely affects our ability to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority or a purported transferee of a stockholder who acquires shares made invalid pursuant to our amended and restated articles of incorporation and amended and restated bylaws. The licensing procedures and background investigations of the authorities that regulate our businesses and the restriction in our amended and restated articles of incorporation and amended and restated bylaws may inhibit potential investors from becoming significant stockholders or inhibit existing stockholders from retaining or increasing their ownership.

There are instances where a state in which a Native American tribe conducts Class III gaming activities disagrees with such tribe regarding the regulation of gaming, including the regulation of gaming suppliers. In those instances, we make every effort to comply with both state and tribal regulation and fulfill our contractual obligations. However, there may be and have been situations where any such disagreement impedes or creates uncertainty with respect to our ability to supply gaming products and services to such tribal customer or otherwise negatively impacts our relationship with such customer or gaming regulators. There are additional complexities that may impact disputes or other interactions with Native American tribe customers. For example, Native American tribes generally enjoy sovereign immunity from lawsuits, similar to the sovereign immunity enjoyed by the individual states and the U.S. In addition, certain commercial agreements with Native American tribes are subject to review by regulatory authorities such as the National Indian Gaming Commission, and, among other things, any such review could require substantial modifications to any such agreement we enter into with a Native American tribe customer.

Our customers are required to comply with all applicable laws. In addition, we maintain and update a list of jurisdictions where we believe there is legal or regulatory risk associated with remote gaming and require that our customers contractually agree not to offer our games or accept wagers from end users in such jurisdictions. Despite our efforts, we cannot assure you that our customers will remain in compliance with laws or with the terms of their contracts with us or that a breach of any of the foregoing will be identified or cured in a timely manner.

We have developed and implemented an internal compliance program in an effort to ensure that we comply with legal requirements imposed in connection with our Gaming, SciPlay and iGaming activities and legal requirements generally applicable to all publicly traded companies. Refer to "*Government Regulation - General*" in *Part I, Item 1* of this Annual Report on Form 10-K, for additional details about the compliance program. We cannot assure that such steps will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine, suspension or revocation of one or more of our licenses or other penalties.

Laws and regulations relating to our SciPlay and iGaming businesses are evolving. For additional discussion regarding risks associated with the evolving regulatory landscape for digital gaming, see the risk factors captioned "*We may not be able to capitalize on the expansion of internet or other forms of digital gaming or other trends and changes in the industries in which we operate, including due to laws and regulations governing these industries*"; "*Legislative interpretation and enforcement of certain gaming activities could adversely affect financial performance and reputation*"; "*Failure of our technological blocking systems could result in violations of laws or regulations and have a material adverse effect on our operations, financial performance and prospects*"; "*Expectations of a shift to regulated digital gaming may not come to fruition*"; "*We may incur additional impairment charges*"; and "*We rely on the ability to use the intellectual property rights of third parties*"; and "*Government Regulation*" in *Part I, Item 1* of this Annual Report on Form 10-K. See Exhibit 99.5 "Gaming Regulations" for additional information regarding certain of the regulations that govern our Gaming, SciPlay and iGaming businesses.

Legislative interpretation and enforcement of certain gaming activities could adversely affect financial performance and reputation.

Some jurisdictions are seeking to regulate gaming; others are seeking to prohibit it. We generate a portion of our operating results through licensing our proprietary software technology and games to enable gaming operators to provide gaming services to customers where such services are dependent on that software and the functionality it provides. Laws and regulations relating to the supply of such services are complex, inconsistent and evolving, and we may be subject to such laws either directly through explicit service provision or indirectly insofar as we have assisted the supply to customers who are themselves subject to such laws. For example, where supply by the Company to the customer is critical to the gaming transaction, there is a risk that a regulator could take direct enforcement action against us.

Many jurisdictions have not updated their laws to address the supply of remote gaming, which by its nature may be a multi-jurisdictional activity. Moreover, the legality of such activities and related services is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agents including in relation to determining in which jurisdiction the gaming takes place and therefore which law applies and in relation to regulations being interpreted in unfavorable or unanticipated ways.

We monitor legal and regulatory developments in all of our material gaming markets and generally seek to keep abreast of legal and regulatory developments affecting our industries. However, we do not necessarily monitor, on a continuous basis, the laws and regulations in every jurisdiction where we or our customers do business and, therefore, we or our customers may operate in jurisdictions where we may be unaware of the full extent of the legal or regulatory risk.

Sometimes we are able to take the additional precautionary step of blocking wagers from jurisdictions where we are aware of material legal or regulatory risk associated with remote gaming. In addition, the Company protects itself through contractual mechanisms with our customers explicitly allowing us to suspend or terminate services if such customers offer our games or accept wagers from end users in certain jurisdictions.

Despite the monitoring we have undertaken and the other precautions we take, it is possible that, due to the above factors, such measures are not sufficient and that criminal or regulatory actions could be brought against us or our employees or directors, any or all of which could have a detrimental effect on our financial performance and reputation. Furthermore, actions brought against our customers could also have a detrimental effect on our financial performance or reputation, including if such actions prevent or delay the receipt of revenue from such customers.

We may not be able to capitalize on the expansion of internet or other forms of digital gaming or other trends and changes in the industries in which we operate, including due to laws and regulations governing these industries.

We participate in the new and evolving digital gaming industries through our SciPlay and iGaming offerings. Part of our strategy is to take advantage of the liberalization of digital gaming, both within the U.S. and internationally. These industries involve significant risks and uncertainties, including legal, business and financial risks. The success of these industries and of our digital gaming products and services may be affected by future developments in social networks, including *Facebook*, mobile platforms, regulatory developments, data privacy laws and other factors that we are unable to predict and are beyond our control. This fast-changing environment can make it difficult to plan strategically and can provide opportunities for competitors to grow their businesses at our expense. Consequently, our future results of operations, cash flows and financial condition relating to our products and services are difficult to predict and may not grow at the rates we expect, and we cannot assure that these products and services will be successful in the long term.

There are still significant forces working to limit or prohibit digital gaming in the U.S. For additional information regarding proposed laws at the federal or state level, see "*Government Regulation - iGaming*" in *Part I, Item 1* of this Annual Report on Form 10-K. The enactment of digital gaming legislation that federalizes significant aspects of the regulation of digital gaming and/or limits the forms of internet wagering that are permissible at the state or federal level could have an adverse impact on our ability to pursue our digital gaming strategy in the U.S.

Internationally, laws relating to digital gaming are evolving, particularly in Europe. For additional information, including steps taken by European governments, the European Commission dropping enforcement actions, and regulatory developments in countries outside Europe and the U.S., regarding how laws relating to digital gaming are evolving internationally, see "*Government Regulation - iGaming*" in *Part I, Item 1* of this Annual Report on Form 10-K. We cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder our interactive strategy.

Our business is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the internet, and laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission and protection of personal information and other consumer data. The scope of data privacy and security regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions. Our SciPlay and iGaming businesses are subject to evolving regulations, and the status of any particular jurisdiction may change at any time. The regulatory structure surrounding certain aspects of these businesses is currently in flux in some jurisdictions. See the risk factor captioned "*Gaming opponents persist in their efforts to curtail the expansion of legalized gaming, which, if successful, could limit the growth of our operations*" and "*Government Regulation - SciPlay*" and "*Government Regulation - iGaming*" in *Part I, Item 1* of this Annual Report on Form 10-K for additional information on evolving regulations applicable to our SciPlay and iGaming businesses.

Know-your-customer and geo-location programs and technologies supplied by third parties are an important aspect of certain internet and mobile gaming products and services because they confirm certain information with respect to players and prospective players, such as age, identity and location. Payment processing programs and technologies, typically provided by third parties, are also a necessary feature of interactive wagering products and services. These programs and technologies are costly and may have an adverse impact on our results of operations, cash flows and financial condition. Additionally, we cannot assure that products containing these programs and technologies will be available to us on commercially reasonable terms, if at all, or that they will perform accurately or otherwise in accordance with our required specifications. See the SciPlay and iGaming sections in the risk factor captioned "*We operate in highly competitive industries, and our success depends on our ability to effectively compete with numerous domestic and foreign businesses*" for additional information on risks regarding internet and mobile gaming products and services.

The provisions of our bylaws requiring exclusive forum in the Eighth Judicial District Court of Clark County, Nevada for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, will be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative or that assert any claim or counterclaim (i) brought in our name or right or on our behalf, (ii) asserting a claim for breach of any fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes ("NRS"), Chapters 78 or 92A or any provision of our articles of incorporation or our bylaws or (iv) asserting a claim governed by the internal affairs doctrine. Our bylaws further provide that, in the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada will be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada will be the sole and exclusive forum therefor. Application of the choice of forum provisions may be limited in some instances by law. Section 27 of the Exchange Act establishes exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent our bylaws restrict the courts in which claims arising under the federal securities laws may be brought, there is uncertainty as to whether a court would enforce such a provision and we note that our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Although we believe these provisions benefit us by providing increased consistency in the application of Nevada law in the types of lawsuits to which they apply, these provisions may have the effect of increasing the costs to bring a claim and limiting a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, which may discourage lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies' articles of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws.

However, the tax benefits that we intend to eventually derive could be undermined due to future changes in tax laws. In addition, the taxing authorities in the U.S. and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

Effective January 1, 2022, pursuant to the Tax Cuts and Jobs Act of 2017, our R&D expenses are required to be capitalized and amortized for U.S. tax purposes, which has delayed the ability to deduct these expenses and potentially increased the amount of cash taxes we will pay for the taxable year ended December 31, 2023. We will recover these expenses in subsequent years such that the increased cash outlay is generally expected to be temporary. In the future, the U.S. Congress may consider legislation that would defer the capitalization requirement to later years or eliminate the provision, possibly with a retroactive effect. In the meantime, we expect to continue to make additional federal tax payments based on the current tax law. The impact of this tax legislation on our cash from operations depends on the amount of R&D expenditures incurred by the Company and whether the IRS issues guidance on the legislation which differs from our current interpretation, among other things.

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IR Act"), which, among other things, introduces a 15% minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1 billion and a 1% excise tax on corporate stock buybacks. The Company was not materially impacted by this tax in 2023, nor does the Company expect to be significantly negatively impacted in future years by this tax.

Over the last several years, the Organization for Economic Cooperation and Development ("OECD") has been working on a Base Erosion and Profits Shifting project that, if implemented, would change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. In December 2021, the OECD/G20 inclusive framework on Base Erosion and Profit Shifting (the "Inclusive Framework") published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. Pillar One allows countries to reallocate a portion of residual profits earned by multinational enterprises ("MNEs"), with an annual global turnover exceeding €20 billion and a profit margin over 10%, to other market jurisdictions. Pillar Two requires MNEs with an annual global turnover exceeding €750 million to pay a global minimum tax of 15%. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. A number of countries, including the U.K., are currently proposing or have enacted legislation to implement core elements of the Pillar Two proposal by the start of 2024. On February 1, 2023, the FASB indicated that they believe the minimum tax imposed under Pillar Two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. The Company does not expect to be significantly impacted by these rules.

Gaming opponents persist in their efforts to curtail the expansion of legalized gaming, which, if successful, could limit the growth of our operations.

There is significant debate over, and opposition to, land-based and interactive RMG. We cannot assure that this opposition will not succeed in preventing the legalization of gaming in jurisdictions where it is presently prohibited, prohibiting or limiting the expansion of gaming where it is currently permitted or causing the repeal of legalized gaming in any jurisdiction. Any successful effort to curtail the expansion of, or limit or prohibit, legalized gaming could have an adverse effect on our results of operations, cash flows and financial condition.

In addition, there is significant opposition in some jurisdictions to interactive social and digital gaming, including social casino gaming. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming, social casino games specifically. These could result in a prohibition on interactive social gaming, or social casino gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We continue to devote significant attention to monitoring these developments. However, we cannot predict the likelihood, timing, scope or terms of any state, federal or foreign legislation or regulations relating to our SciPlay and iGaming businesses or the extent to which they may affect our SciPlay and iGaming businesses.

Expectations of a shift to regulated digital gaming may not come to fruition.

Our business strategy includes a gradual shift into new, regulated digital gaming markets. We expect there to be an opportunity to grow revenue by being among the first systems providers to obtain a license to operate digital gaming systems in markets where end-users historically have been reliant on unregulated digital gaming. However, there is no guarantee that end users who are currently engaging in unregulated digital gaming (in the U.S. or elsewhere) will transition away from unregulated gaming to regulated gaming in the wake of regulation, which is itself uncertain as to timing and scope and varies on a jurisdiction by jurisdiction basis. Our ability to influence end-user tastes and habits is limited, and if the introduction of regulation fails to result in a migration of end-users from unregulated gaming to regulated gaming, this may have an adverse impact on our operations, financial performance and prospects.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

We collect, process, store, use and share data, some of which contains personal information. Our businesses are therefore subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing and protection of personal information and other consumer and employee data. Such laws and regulations may be inconsistent among states, countries or between states and countries or conflict with other rules. In particular, the EU has adopted strict data privacy and security regulations. Following certain developments in the EU, including the EU's GDPR and proposed Regulation on Privacy and Electronic Communications (the "ePrivacy Regulation"), data privacy and security compliance in the EU are increasingly complex and challenging. The GDPR created new compliance obligations applicable to our business and some of our players and imposed increased financial penalties for noncompliance (including possible fines of up to four percent of global annual revenue for the preceding financial year or €20 million (whichever is higher) for the most serious violations). Compliance with the GDPR and similar regulations increases our operational costs and can impact operational efficiencies.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions. For example, the California Consumer Privacy Act ("CCPA") went into effect on January 1, 2020. This law, among other things, requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. It remains unclear how courts will interpret the CCPA. The U.S. Congress may also pass a law to preempt all or part of the CCPA. Further, California subsequently passed the California Privacy Rights Act ("CPRA"), which became effective January 1, 2023. The CPRA amends the CCPA to provide more comprehensive privacy protections to consumers and established the California Privacy Protection Agency as the primary body responsible for safeguarding digital privacy. The effects of the CCPA and CPRA may be significant, and the CCPA required us to update our policies to include CCPA-specific clauses and procedures. A number of other proposals related to data privacy or security are pending before federal, state, and foreign legislative and regulatory bodies. For example, the EU began final negotiations with the European Commission and European Parliament in 2022 regarding the adoption of the ePrivacy Regulation that would govern data privacy and the protection of personal data in electronic communications, in particular for direct marketing purposes. Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our businesses practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our businesses, financial condition and operating results.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and businesses. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our players' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us and otherwise materially and adversely affect our reputation and businesses. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our businesses, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

General Risk Factors

We have incurred, and may continue to incur, restructuring costs, the benefits of which are unpredictable and may not be achieved.

In the past, we have implemented various business improvement, strategic, optimization and restructuring initiatives in an effort to streamline our organization, leverage our resources more efficiently, and reduce our operating costs. These initiatives encompassed a combination of headcount reductions, facilities streamlining, and reductions in other operating costs. Most recently, we have incurred additional restructuring costs related to our recent strategic review, the Divestitures, our ASX listing and the SciPlay Merger. We have engaged, and may continue to engage, in similar or additional future restructuring initiatives. Because we are not able to predict with certainty when we will reorganize portions of our business, we cannot predict the extent, timing and magnitude of additional restructuring charges. We may also not realize the anticipated reduction in operating costs.

We may incur additional impairment charges.

We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of our goodwill, amortizable intangible assets or other non-amortizing assets may not be recoverable, include a decline in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which we participate. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations. COVID-19 disruptions in the first quarter of 2020 led to widespread closures of LBO shops across the U.K., global economic uncertainty and deterioration in business conditions, which resulted in our most recent goodwill impairment charge, $54 million for our U.K Gaming reporting unit during the first quarter of 2020. Based on the results of our annual goodwill impairment test as of October 1, 2023, we concluded that it is more likely than not that the fair value of each of our reporting units substantially exceeded their respective carrying values (greater than 20%) and no impairment charges were warranted. However, this could change in the future depending on prevailing conditions or adverse changes to our projections that could negatively impact the recoverability of the remaining carrying value of our goodwill and other assets for our reporting units, which might result in additional material impairment charges. For more information on the assessment and the goodwill impairment charge, see section captioned *"Critical Accounting Estimates – Goodwill – Impairment Assessment"* in *Item 7.* *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and Note 11.

Moreover, application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. We cannot predict the occurrence of impairments, and we cannot assure that we will not have to record additional impairment charges in the future.

We depend on our key employees and rely on skilled employees with creative and technical backgrounds.

We depend on the continued performance of our executive officers and key personnel. We face strong competition to recruit and retain key personnel from other top companies in our industry. If we lose the services of any of our executive officers or key personnel and cannot find suitable replacements for such persons in a timely manner, it could have an adverse impact on our business. Our ability to expand is dependent on our ability to recruit and retain talented employees in the U.S. and internationally who are capable of leading our employees to achieve our strategic objectives.

We also rely on our highly skilled, technically trained and creative employees to develop new technologies and create innovative products. Such employees, particularly game designers, engineers and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. 2021 and 2022, in particular, were marked by a labor shortage that made hiring and retaining skilled employees to support our products highly competitive.

We have adopted a hybrid work policy for our employees. Many companies, including companies that we compete with for talent, have announced plans to adopt full time remote work arrangements or more flexible hybrid work arrangements, which may impact our ability to attract and retain qualified personnel if potential or current key employees prefer these policies. In addition, as a result of our recent move to a hybrid work environment, we expect to face challenges in retention of personnel who prefer to only work from home. We cannot guarantee that we will be able to recruit or retain highly qualified personnel, including individuals in key areas such as game design, engineering and project management in the future. The loss or inability to hire highly skilled employees could result in significant disruption to our business. In addition, the training and integration of replacement personnel could be time-consuming and expensive while also causing disruption to our business and harm to our reputation in the market for highly skilled employees. A lack of skilled technical workers could delay or negatively impact our business plans, ability to compete, results of operations, cash flows and financial condition.

If we are not able to maintain adequate internal control over our financial reporting, it could adversely affect our reputation and business.

We are responsible for establishing and maintaining adequate internal control over financial reporting. If we cannot maintain and execute adequate internal control over financial reporting or when necessary implement new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we may suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis or be unable to properly report on our business and our results of operations, cash flows and financial condition. Additionally, the inherent limitations of internal controls over financial reporting may not prevent or detect all misstatements or fraud, regardless of the adequacy of those controls. We are currently undertaking an ERP system implementation in our largest business segment. In addition, the adoption of any new accounting standards may require us to add new or change existing internal controls, which may not be successful. Each of the preceding changes could materially impact our internal control over financial reporting. As of December 31, 2023, we have concluded that our internal control over financial reporting was effective based on criteria outlined in *Part II, Item 9A* *"Controls and Procedures"* of this Annual Report on Form 10-K, however, we cannot assure that material weaknesses will not be identified in the future.

Our results of operations, cash flows and financial condition could be affected by severe weather and other geological events in the locations where we or our customers, suppliers or regulators operate.

We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis, that could disrupt our operations or the operations of our customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of our facilities or our suppliers' facilities, such as *Amazon Web Services*, *Apple*, *Google*, *Facebook*, *Amazon* and *Microsoft*, may impair or delay the operation, development, provisions or delivery of our products and services. Additionally, disruptions experienced by our regulators due to natural disasters or otherwise could delay our introduction of new products or entry into new jurisdictions where regulatory approval is necessary. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our customers, suppliers, data service providers or regulators could have a material adverse effect on our results of operations, cash flows and financial condition.

We are subject to risks related to corporate and social responsibility and reputation.

Many factors influence our reputation, including the perception held by our customers, business partners and other key stakeholders. Our business faces increasing scrutiny related to ESG activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, sustainability and social responsibility. Any harm to our reputation could impact employee engagement and retention, our corporate culture and the willingness of customers and our partners to do business with us, which could have a material adverse effect on our business, results of operations and cash flows.

We could incur costs in the event of violations of, or liabilities under, environmental laws, which may adversely affect our business and our results of operations, cash flows and financial condition.

Our operations and real property are subject to U.S. and foreign environmental laws and regulations, including those relating to air emissions, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur costs, including cleanup costs, fines or penalties, and third-party claims as a result of violations of, or liabilities under, environmental laws, which could negatively impact our business and our results of operations, cash flows and financial condition. Some of our operations require environmental permits and controls to prevent or reduce environmental pollution, and these permits are subject to review, renewal and modification by issuing authorities.

Litigation and arbitration may adversely affect our business and our results of operations, cash flows and financial condition.

We are and may become subject to litigation and arbitration claims in the operation of our business, including, but not limited to, with respect to employee matters, alleged product and system malfunctions, alleged intellectual property infringement and claims relating to our contracts, licenses and strategic investments. We have incurred and may incur significant expense defending or settling any such litigation. Additionally, adverse judgments that have been and may be decided against us resulted and could result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business and our results of operations, cash flows and financial condition. For additional information regarding our litigation, see Note 20.

Failure to perform under our contracts may result in substantial monetary liquidated damages and contract termination.

Our contracts, including our Gaming contracts relating to the provision of VLTs, typically permit a counterparty to terminate the contract at any time for a material failure to perform, other specified reasons and, in many cases, for no reason at all. Upon such a termination or failure to perform, we may be required to refund fees paid to us for services performed or allow our customers to return our products to us for a full refund. In the past, we have paid or incurred liquidated damages and have been required to allow the return of VLTs for a full refund under our contracts, and material amounts of liquidated damages could be imposed on us in the future, which could, if imposed, have a material adverse effect on our business prospects, results of operations, cash flows and financial condition.

We may be liable for product defects or other claims relating to our products.

Our products could be defective, fail to perform as designed or otherwise cause harm to our customers, their equipment or their products. If any of our products are defective, we may be required to recall the products and/or repair or replace them, which could result in substantial expenses and affect our profitability. Any problem with the performance of our products, such as a false jackpot or other prize, could harm our reputation, which could result in a loss of sales to customers and/or potential customers. In addition, the occurrence of errors in, or fraudulent manipulation of, our products or software may give rise to claims by our customers or by our customers' patrons, including claims by our customers for lost revenues and related litigation that could result in significant liability. Any claims brought against us by customers may result in diversion of management's time and attention, expenditure of large amounts of cash on legal fees and payment of damages, lower demand for our products or services, or injury to our reputation. Our insurance may not sufficiently cover a judgment against us or a settlement payment and is subject to customary deductibles, limits and exclusions. In addition, a judgment against us or a settlement could make it difficult for us to obtain insurance in the coverage amounts necessary to adequately insure our businesses, or at all, and could materially increase our insurance premiums and deductibles. In addition, software bugs or malfunctions, errors in distribution or installation of our software, failure of our products to perform as approved by the appropriate regulatory bodies or other errors or malfunctions, may subject us to investigation or other action by gaming regulatory authorities, including fines.

Labor disputes and union organizing activities may have an adverse effect on our operations.

Certain of our employees are represented by unions or works councils, including employees in Europe, South America and Canada. In particular, the majority of our employees in Austria and Germany and a small number of employees in the U.S. are represented by unions or work councils. While we believe our relations with our employees are satisfactory, we cannot predict whether we will be successful in negotiating new collective bargaining agreements without any disruptions in our operations or higher labor costs.

We cannot assure that we will not encounter conflicts or strikes with any labor unions that represent our employees or union organizing activities at our non-unionized facilities. Any of the foregoing could adversely impact our results of operations, cash flows and financial condition or our customers' operations, could cause us to lose customers, or could increase our labor costs.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We have developed, implemented and maintained robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. These measures are included within our overall risk management process. As part of this process, all detected cybersecurity threats and incidents are logged and escalated to the Chief Information Security Officer ("CISO") and Chief Compliance Officer, who report to our Chief Legal Officer.

We follow a formal cybersecurity incident response policy, which provides for use of third-party service providers where circumstances dictate it is necessary. Our cybersecurity incident response policy is aligned with the standards set forth by the International Organization for Standardization ("ISO") and the National Institute of Standards and Technology ("NIST"), and it includes proactive steps to prepare for attempts to compromise our information systems. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats and to protect against, detect and respond to cybersecurity incidents, we undertake the below activities:

- closely monitor emerging data protection laws and implement changes to our processes designed to comply;
- undertake an annual risk assessment and review of our consumer facing policies, business changes and statements related to cybersecurity, or more frequently as needed;
- proactively inform our customers of substantive changes related to customer data handling;
- conduct annual customer data handling and use requirements training for all our employees and contingent workers;
- conduct annual cybersecurity management and incident training for employees and contingent workers involved in our systems and processes that handle sensitive data;
- conduct regular phishing email simulations for all employees and all contingent workers with access to corporate email systems to enhance awareness and responsiveness to such possible threats;
- through policy, practice and contract (as applicable) require employees, as well as third parties who provide services on our behalf, to treat customer information and data in accordance with local laws and regulations;
- run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies; and
- use an internal well-tested incident handling framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident.

Where circumstances dictate the use of third-party service providers, such services include regular assessments of our cybersecurity program including cyber maturity assessments and penetration tests; evaluation and approval of our critical business partners and vendors; and participating in incident response processes. As part of our cybersecurity incident response policy, we identify, evaluate and mitigate any risks posed from engaging with any third-party service provider. In 2023 we did not experience any cybersecurity incident that materially affected or was reasonably likely to materially affect our operations, business, results of operations, cash flows or financial condition.

Governance and Oversight

The Board of Directors is central to oversight of cybersecurity risks. The Board of Directors is composed of members with diverse expertise, including risk management, technology, finance and legal, and they have appropriate access to management and third parties (as deemed necessary), equipping them to oversee cybersecurity risks effectively. Day-to-day cybersecurity monitoring and oversight activities are delegated to management.

Our CISO is primarily responsible for assessing, monitoring and managing cybersecurity risks as well as overseeing employee training programs. Our CISO has served in this role since July 2019, has a Master's Degree in Information Security from the University of London, has been working in technology risk management since the early 1990s, holds Certified Information Systems Security Professional status and is a member in good standing of the Institute of Electrical and Electronics Engineers ("IEEE") and the International Information System Security Certification Consortium ("ISC2"). The CISO reports at least annually to the Board of Directors on material cyber risks, including those identified in our business and rising threats, and the current state of L&W's information security and will continue to do so on a regular basis as needed.

The CISO and his team evaluate quantitative and qualitative factors to determine if a cybersecurity threat or incident needs to be escalated to other members of management and ultimately to the Board of Directors. The factors evaluated include but are not limited to: actual or potential monetary damages, number of impacted employees or customers, nature of the records compromised, potential impact on customer relationships, public knowledge and likely effect on L&W's reputation. Depending on the severity of the impact on these factors, management, including the CISO, Chief Compliance Officer, Chief Accounting Officer ("CAO") and Chief Legal Officer, meets as part of a management committee to determine if an incident is material. In the event the management committee determines that a cybersecurity incident or threat is material, the incident or threat is elevated and reviewed with our Board of Directors. The management committee reports all incidents requiring a materiality assessment to the Chief Legal Officer, regardless of whether such committee ultimately determines a cybersecurity incident to be material.

For additional information regarding how cyber security threats could materially affect or are reasonably likely to materially affect our business strategy, results of operations or financial condition, see the risk factors captioned "*Our success depends on the security and integrity of the systems and products we offer, and security breaches, including cybersecurity breaches, or other disruptions could compromise our information or the information of our customers and expose us to liability, which would cause our business and reputation to suffer,*" "*We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our products and services could diminish our brand and reputation, subject us to liability and have disrupted and could disrupt our business and adversely impact our results,*" and "*If we or a company we acquire sustains cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm, regulatory fines or punishment and other negative consequences*" under the heading "*Risk Factors*" in *Part I, Item 1A* of this Annual Report on Form 10-K for additional information.

ITEM 2.   PROPERTIES

We occupy approximately 799,000 square feet of space in the U.S and approximately 742,000 square feet of space Internationally. We believe that these facilities are adequate for our business as presently conducted. Set forth below is an overview of the principal owned and leased real estate properties that support our corporate headquarters and Gaming, SciPlay and iGaming segments.

Location	Sq. Ft.	Supports	Tenancy
Las Vegas, Nevada	514,889	Corporate Headquarters, Gaming and iGaming	Lease/Own[1]
India (Bangalore and Chennai)	151,563	Corporate, Gaming, SciPlay and iGaming	Lease

(1) Lease 362,889 sq. ft. and own 152,000 sq. ft.

Our owned Las Vegas facilities listed above are encumbered by mortgages securing indebtedness under the LNWI Credit Agreement and Secured Notes. In addition to those listed above, we own and lease a number of additional less significant properties in the U.S. and internationally that also support our operations.

ITEM 3.   LEGAL PROCEEDINGS

For discussion of our legal proceedings, see Note 20, which is incorporated by reference into this *Item 3* of this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for our Common Stock

Our outstanding common stock is listed for trading on the Nasdaq Global Select Market under the symbol "LNW." Our common stock is also listed as CDIs for trading on the ASX under the ticker symbol "LNW."

On February 23, 2024, the closing sale price for our common stock on the Nasdaq Global Select Market was $93.65 per share, and the closing sale price for our common stock listed as CDIs on the ASX was AU$139.00 per share. There were 559 holders of record of our common stock as of February 23, 2024. This does not include the number of stockholders who hold shares of our common stock through banks, brokers or other financial institutions.

Dividend Policy

We have never paid any cash dividends on our common stock and do not presently intend to pay cash dividends on common stock in the foreseeable future. Further, under the terms of certain of our debt agreements, we are limited in our ability to pay cash dividends or make certain other restricted payments (other than stock dividends) on our common stock.

Issuer Purchases of Equity Securities

We repurchased 0.3 million shares under the share repurchase program during the three months ended December 31, 2023.

(in millions, except for price per share)

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased as Part of Publicly Announced Program	Average Price Paid per Share[1]	Total Cost of Repurchase[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program[1]
10/1/2023 - 10/31/2023	—	$ —	$ —	$ 200
11/1/2023 - 11/30/2023	—	$ —	—	$ 200
12/1/2023 - 12/31/2023	0.3	$ 84.68	25	$ 175
Total	0.3	$ 84.68	$ 25	$ 175

(1) Average price paid per share is calculated on a settlement basis and excludes excise tax. As of January 1, 2023, our share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act. Any excise tax incurred is recognized in stockholders' equity as part of the cost basis of the shares acquired. For the three months ended December 31, 2023, excise taxes totaled less than $1 million.

Stockholder Return Performance Graph

The following graph compares the cumulative total stockholder return over the five-year period ended December 31, 2023 of our then outstanding common stock, the Nasdaq Composite Index, the S&P/ASX 200 Index, an index of our peer group companies that operate in industries or lines of business similar to ours, and another of our former peer group previously selected by the Company prior to the completion of the Divestitures. The current peer group is intended to replace the former peer group. Management believes that the transition to the current peer group provides a better representation of industry performance.

Our current peer group companies consist of Aristocrat (Australian Securities Exchange: ALL), IGT (New York Stock Exchange: IGT), Everi Holdings Inc. (New York Stock Exchange: EVRI), Playtika Holding Corp. (New York Stock Exchange: PLTK), PlayAGS, Inc. (New York Stock Exchange: AGS) and Evolution AB (Stockholm Stock Exchange: EVO). Our former peer group companies consisted of Aristocrat (Australian Securities Exchange: ALL), IGT (New York Stock Exchange: IGT), Intralot, S.A. (Athens Stock Exchange: INLOT), Pollard Banknote Limited (Toronto Stock Exchange: PBL) and Everi Holdings Inc. (New York Stock Exchange: EVRI).

The companies in our peer group have been weighted based on their relative market capitalization each year. The graph assumes that $100 was invested in our then outstanding common stock, the Nasdaq Composite Index, the S&P/ASX 200 Index and the peer group indices at the beginning of the five-year period and that all dividends were reinvested. The comparisons are not intended to be indicative of future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Light and Wonder, the NASDAQ Composite Index, the S&P/ASX 200 Index, a Prior Peer Group and a Current Peer Group



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/18	12/19	12/20	12/21	12/22	12/23
Light & Wonder, Inc.	$ 100.00	$ 149.78	$ 232.05	$ 373.77	$ 327.74	$ 459.23
Nasdaq Composite	$ 100.00	$ 136.69	$ 198.10	$ 242.03	$ 163.28	$ 236.17
S&P/ASX 200	$ 100.00	$ 124.04	$ 133.19	$ 148.55	$ 133.13	$ 152.72
Prior Peer Group	$ 100.00	$ 148.94	$ 144.97	$ 211.99	$ 152.39	$ 201.57
Current Peer Group	$ 100.00	$ 212.06	$ 484.11	$ 741.72	$ 575.70	$ 688.94

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to enhance the reader's understanding of our operations and current business environment and should be read in conjunction with the description of our business (see *Part I, Item 1* of this Annual Report on Form 10-K) and our Consolidated Financial Statements and Notes (see *Part IV, Item 15* of this Annual Report on Form 10-K).

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be read in conjunction with the disclosures and information contained and referenced under "*Forward-Looking Statements*" and "*Risk Factors*" at the beginning and in *Part I, Item 1A*, respectively, of this Annual Report on Form 10-K. As used in this MD&A, the terms "we," "us," "our" and the "Company" mean L&W together with its consolidated subsidiaries. Unless otherwise noted, amounts, percentages and discussion for all periods included below reflect the results of operations and financial condition from our continuing operations, as further discussed below.

BUSINESS OVERVIEW

We are a leading cross-platform global games company with a focus on content and digital markets. Our portfolio of revenue-generating activities primarily includes supplying game content and gaming machines, CMSs and table game products and services to licensed gaming entities; providing social casino and other mobile games, including casual gaming, to retail customers; and providing a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. We also gain access to technologies and pursue global expansion through strategic acquisitions.

During 2022, we completed divestitures of the Lottery Business and Sports Betting Business and have reflected the financial results of the Divested Businesses as discontinued operations in our consolidated statements of operations for all periods presented.

Highlights and Recent Developments

In addition to our existing primary Nasdaq listing, our common stock is listed as CDIs on the ASX and commenced active trading on May 22, 2023 (AEST) under the ticker symbol "LNW." We believe this secondary listing is creating substantial benefits for L&W and its shareholders, including enhancing the Company's profile in Australia, one of the leading markets for the L&W's Gaming business, and providing the Company access to new long-term Australian institutional investors that complement our strong existing base of shareholders. As of October 18, 2023, our common stock was added to the S&P/ASX 200 Index, continuing to enhance the Company's profile with Australian investors.

On August 23, 2023, we issued $550 million in aggregate principal amount of the 2031 Unsecured Notes. The net proceeds of the 2031 Unsecured Notes offering, together with cash on hand, were used to redeem all $550 million of the 2025 Unsecured Notes and to pay accrued and unpaid interest thereon plus related premiums, fees and expenses (see Note 15 for additional information). The transaction resulted in an approximately $6 million reduction in annualized cash interest costs and extended our first major debt maturity to 2028. In January 2024, we repriced the LNWI Term Loan B, reducing our interest rate by 35 basis points and resulting in a reduction in annualized cash interest costs of approximately $8 million.

On October 23, 2023, we acquired the remaining approximately 17% equity interest in SciPlay not already owned by us pursuant to the SciPlay Merger in an all-cash transaction for $496 million, excluding transaction fees and expenses. As a result of the SciPlay Merger, SciPlay ceased to be publicly traded and became a wholly-owned subsidiary of L&W. We believe that this transaction is enabling seamless collaboration with SciPlay, adding further momentum to our already robust cross-platform strategy, and providing flexibility for use of SciPlay cash flows for investments across the enterprise, all of which are expected to increase long-term shareholder value.

On February 25, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase, from time to time through February 25, 2025, up to an aggregate amount of $750 million of shares of our outstanding common stock. Repurchases may be made at the discretion of the Transaction Committee of the Board of Directors through one or more open market transactions, privately negotiated transactions, accelerated share repurchases, issuer tender offers or other derivative contracts or instruments, or a combination of the foregoing. Since the initiation of the program on March 3, 2022 and through December 31, 2023, we returned $575 million of capital to shareholders through the repurchase of 9.4 million shares of common stock, or 77% of total program authorization.

We have a significant portion of SciPlay personnel located in Tel Aviv, Israel. In light of current circumstances in Israel, we are actively monitoring developments and are ready to redirect resources as needed to minimize impact on SciPlay operations. We do not have servers or infrastructure that are located in Israel that host our games. While we have not yet seen an impact on our business from current events, they could negatively affect the performance of the personnel in that area and have an adverse impact on our business if these events continue and/or escalate. Refer to *"Risk Factors"* under *Part I, Item 1A* in this Annual Report on Form 10-K for more information.

We closed the year strongly and delivered the 11th consecutive quarter of consolidated revenue growth and sixth consecutive quarter of double-digit revenue growth year-over-year. 2023 showcased our strong financial performance, execution on our growth strategy and transformation, and continued advancement towards our long-term financial targets. Consolidated revenue growth was driven by record performance across all of our businesses maintaining strong margins.

Trends and Uncertainties

We have a number of trends and uncertainties that have impacted and may continue to impact our business and results of operations. Such impacts have in some cases been material and could be material in the future should they continue.

Our ability to execute on our strategic initiatives. We completed our strategic review, set forth our strategy to become a leading cross-platform global games company with a focus on content and digital markets and have established a strategic roadmap to drive long-term value (more fully described in in Part I, Item 1 above). Successful execution on our strategy might present unexpected challenges and uncertainties, including actions that will result in increased restructuring charges as we incur integration and optimization expenses to execute and facilitate our strategies, and it may be impacted by economic cycle uncertainties.

Inflation and supply chain logistics. Our operating results have substantially recovered from the impacts of the COVID-19 pandemic in 2020 and 2021; however, lingering impacts on supply chains in numerous industries have caused shortages of inputs/outputs, which in turn put inflationary pressures on the economy as a whole. Inflationary pressures may have an impact on discretionary income as people allocate more of their disposable income toward higher priced necessity goods and services, which could impact our customers. These circumstances may change in the future and such changes could be material.

International operations and foreign currency. We face challenges related to expanding our footprint within international markets and the related process of obtaining regulatory approvals to provide services and products within these new and emerging markets. Our customers in the Latin America region operate in a difficult macroeconomic and political environment that has historically resulted in (a) a material reduction in revenue, (b) a reduction in the cash we have collected from these customers on previous sales and (c) charges for estimated credit losses.

Additionally, our international operations provide a significant portion of our total revenue and expenses. Many of these revenue and expenses are denominated in currencies other than the U.S. Dollar. As a result, changes in foreign exchange rates, including the recent strengthening of the U.S. Dollar, may significantly affect our results of operations.

A high level of competition, with competitor expansion. Our major competitors are expanding their product and service offerings with integrated products and solutions that compete directly with ours. For example, competition in our Gaming business segment is highly competitive and is characterized by the continuous introduction of new games, gaming machines and related technologies. Our iGaming business segment is facing challenges related to expanding our market share within new and emerging markets, while our SciPlay business segment continues to be highly competitive with low barriers to entry, rapid evolution, a fragmented market and is subject to changing technology, shifting needs and frequent introductions of new games, development platforms and services. See *Part I, Item 1* of this Annual Report on Form 10-K and *Business Segment Results* below describing competition and factors impacting each of our business segments.

Seasonality. Our results of operations fluctuate due to seasonal trends and other factors impacting all of our business segments, particularly Gaming and SciPlay businesses. See *Part I, Item 1 - Seasonality* of this Annual Report on Form 10-K.

For additional trends and uncertainties impacting our business segments, refer below to *Business Segment Results*, specifically the *Current Year Update* section for each business segment.

Reportable Segments

We report our operations in three business segments — Gaming, SciPlay and iGaming — representing our different products and services. See Notes 3 and 4 for additional information.

CONSOLIDATED RESULTS

The following presents information about our results of operations for the year ended December 31, 2023 compared to 2022. See *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the 2022 Annual Report on Form 10-K for our results of operations for the year ended December 31, 2022 as compared to 2021.

($ in millions)		Year Ended December 31,			Variance	
		2023	**2022**		**2023 vs. 2022**	
Total revenue	$	2,902	$	2,512	$	390	16 %
Total operating expenses		2,384	2,239		145	6 %
Operating income		518	273		245	90 %
Net income (loss) from continuing operations before income taxes		205	(163)		368	nm
Net income (loss) from continuing operations		180	(176)		356	nm
Net income from discontinued operations, net of tax[1]		—	3,873		(3,873)	nm
Net income attributable to L&W		163	3,675		(3,512)	nm

nm = not meaningful.

(1) The year ended December 31, 2022 includes a pre-tax gain of $4,927 million on the sale of discontinued operations (see Note 2).

Revenue



Consolidated Revenue by Business Segment
(in millions)

All lines of business within our Gaming business segment continue to experience growth and increased demand, driving $249 million or 16% Gaming revenue growth in 2023. More specifically, the increase in Gaming revenue was primarily driven by continued momentum in global Gaming machine sales, coupled with stronger performance in our U.S. and Canada premium install base, and increased demand for Table products and Systems.

SciPlay revenue increased by $106 million or 16% primarily due to increased average revenue per daily active user, social casino payer engagement and average monthly paying users. Average revenue per daily active user grew 21% in 2023, reaching a new record high of $0.94 for the year ended December 31, 2023, as a function of lower average daily active users coupled with an increase in payers.

iGaming revenue increased by $35 million or 15% primarily due to growth in both the U.S. and international markets, driven by the strength of our original content and growth in our partner network, and benefited from $6 million in certain termination fees. In October 2023, we launched our live casino operations in Michigan.

Our 2023 consolidated revenues were impacted by $9 million of unfavorable foreign currency exchange impact compared to $44 million of unfavorable impact in the prior year.

Operating Expenses

| ($ in millions) | Year Ended December 31, | | | | Variance | |
	2023		2022		2023 vs. 2022	
Operating expenses:						
Cost of services[(1)]	$	445	$	390	$ 55	14 %
Cost of products[(1)]		427		348	79	23 %
SG&A		808		717	91	13 %
R&D		228		218	10	5 %
D&A		384		420	(36)	(9)%
Restructuring and other		92		146	(54)	(37)%
Total operating expenses	$	2,384	$	2,239	$ 145	6 %

(1) Excludes D&A.

Cost of Revenue

Cost of revenue for the year ended December 31, 2023 increased as a direct result of higher revenue as described above, driven by $79 million in higher cost of product revenue primarily associated with higher gaming machine sales, while increased cost of services was primarily driven by SciPlay, which increased $31 million compared to the prior year due to revenue growth.

SG&A

SG&A increased primarily due to higher stock-based compensation expense of $49 million, which increased as a result of changes in incentive compensation mix and outperformance of targets tied to incentive compensation, higher legal expenses of $14 million driven by pending litigation matters and higher salaries and benefits of $8 million as well as partially due to various other drivers.

R&D

R&D increased primarily due to higher salaries and benefits in the SciPlay segment.

D&A

D&A decreased primarily due to fully depreciated assets and amortized intangible assets related to certain of our legacy trade names as well as past acquisitions associated with our Gaming and iGaming segments, partially offset by an impairment charge of $5 million related to SciPlay restructuring of a certain foreign studio. Accelerated amortization related to the legacy trade names totaled $29 million and $59 million for the years ended December 31, 2023 and 2022, respectively.

Restructuring and Other

The decrease in restructuring and other was primarily due to lower professional service, legal and other costs related to the strategic review and related transactions. The year ended December 31, 2023 included $15 million in costs associated with the SciPlay Merger and $7 million in professional services associated with the ASX listing. The years ended December 31, 2023 and 2022 included contingent consideration remeasurement charges of $19 million and $21 million, respectively. See Note 16 for additional details.

Other Factors Affecting Net Income Attributable to L&W

(in millions)	Year Ended December 31,		Factors Affecting Net Income Attributable to L&W
	2023	**2022**	**2023 vs. 2022**
Interest expense	$ (309)	$ (327)	The decrease in interest expense is primarily due to lower outstanding debt resulting from the redemption of certain senior notes and refinancing through the LNWI Credit Agreement completed in the second quarter of 2022.
Loss on debt financing transactions	(15)	(147)	Loss on debt financing transactions included charges of $12 million in 2023 and $90 million in 2022 associated with premiums paid to redeem certain senior notes (see Note 15).
Gain on remeasurement of debt and other	—	27	Gains are attributable to remeasurement of previously held Euro-denominated senior notes and reflect changes in the Euro vs. the U.S. Dollar foreign exchange rates.
Other income, net	11	11	No change in other income, as increased interest income was mostly offset by the impact of changes in foreign currency exchange rates.

Foreign Currency Exchange (F/X)

Our results are impacted by changes in foreign currency exchange rates used in the translation of foreign functional currencies into USD and the re-measurement of foreign currency transactions or balances. The impact of foreign currency exchange rate fluctuations represents the difference between current rates and prior-period rates applied to current activity. Our exposure to foreign currency volatility on revenue is as follows:

	Year Ended December 31,					
	2023			**2022**		
($ in millions)	**Revenue**	**% Consolidated Revenue**	**F/X Impact on Revenue**	**Revenue**	**% Consolidated Revenue**	**F/X Impact on Revenue**
Foreign Currency:						
British Pound Sterling	$ 138	5 %	$ 2	$ 125	5 %	$ (12)
Euro	198	7 %	4	178	7 %	(21)

Discontinued Operations

As described above, we completed the Divestitures in 2022, received a total of $6.5 billion in gross proceeds and recorded a pre-tax gain on sale of discontinued operations of $4.9 billion. Refer to Note 2 for further information on discontinued operations.

BUSINESS SEGMENT RESULTS

The following presents information about our business segment results of operations for the year ended December 31, 2023 compared to 2022. See *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the 2022 Annual Report on Form 10-K for our business segment results of operations for the year ended December 31, 2022 as compared to 2021.

The types of products and services from which our segments derive their revenues are further discussed in Notes 3 and 4. Certain financial information relating to our segments, including segment revenue, AEBITDA and total assets and certain financial information relating to our revenue derived from and assets located in the U.S. and other geographic areas is included in Note 3.

GAMING

Our Gaming business segment designs, develops, manufactures, markets and distributes a comprehensive portfolio of gaming content, products and services. We provide our Gaming portfolio of products and services to commercial casinos, Native American casinos, wide-area gaming operators such as LBOs, arcade and bingo operators in the U.K. and continental Europe, and government agencies and their affiliated operators.

The following table summarizes the primary business activities included in our Gaming business segment.

	Services	Products
Gaming operations	Service revenues from gaming operations are derived from WAP, premium and daily-fee Participation gaming machines and other leased gaming machines (including VLTs and ETSs) and licensing arrangements.	N/A
Gaming machine sales	N/A	Sale of new and used gaming machines, ETSs and VLTs, conversion game kits and spare parts.
Gaming systems	We provide services which include installation and support of CMSs, including ongoing hardware and software maintenance and upgrade services of customer CMSs.	We offer CMSs that help our customers improve communication with players, add excitement to the gaming floor and enhance operating efficiencies.
Table products	Revenue is generated from supplied table products (including Shufflers and other table products utilities) and services.	Sale of table products (including Shufflers) and PTG licensing (including subscription arrangements).

Gaming Operations

Our services revenue includes revenue earned from Participation games, other gaming machine services and table product service arrangements. We categorize our Participation gaming machines as (1) U.S. and Canada units and (2) International units. The following are different types of Participation games from which we derive our revenue:

- *WAP Participation games:* WAP Participation games are electronically linked gaming machines that are located across multiple casinos within both single and multiple gaming jurisdictions or across Native American gaming jurisdictions. Players across linked gaming machines contribute to and compete for system-wide progressive jackpots that are designed to increase gaming machine play for participating casinos by giving the players the opportunity to win a larger jackpot than on a non-WAP gaming machine. We are responsible for funding WAP jackpots. We create WAP games using our proprietary brands and also using licensed brands. We operate our WAP systems at commercial casinos in states throughout the U.S., where it is approved by the local regulatory bodies and in certain Native American casinos.

- *Premium and daily fee Participation games:* We offer two categories of non-WAP premium and daily fee Participation games: LAP and standalone. LAP games are gaming machines that are located within a single casino and are electronically linked to a progressive jackpot for that specific casino. Our LAP gaming machines feature games including those offered as WAP and our proprietary brands such as *ULTIMATE FIRE LINK™*, *DRAGON SPIN™*, *ULTRA HOT MEGA LINK™*, *88 FORTUNES™*, *INVADERS FROM THE PLANET MOOLAH™*, *5 TREASURES™*, *CASH SPIN™*, *DANCING DRUMS EXPLOSION™*, *GM ATLAS™*, and *DIAMOND MILLIONS™*. Our LAP products leverage both exclusive brand names and game play intellectual property, and typically offer players the chance to win multiple progressive jackpots, all of which tend to result in higher play volumes. We also provide certain standalone Participation games that are not linked to other gaming machines. Our standalone games feature titles under both licensed brands and our proprietary brands. Our standalone Participation gaming machines generally feature larger, more elaborate top-boxes and provide game play experiences not possible on a single screen game or on gaming machines that we sell.

- *Server-based gaming*: We provide wide-area gaming operators, such as LBOs, bingo halls and arcades, a comprehensive package of server-based products and services under long term contracts that typically include gaming machines, remote management of game content and management information, central computer systems, secure data communication and field support services. We are typically paid a fee based on the Net win generated by these gaming machines (subject to certain adjustments as may be specified in a particular contract, including adjustments for taxes and other fees). Our business in this category is primarily based in the U.K.

- *VLTs*: For certain customers, we provide our multi-game and single-game VLTs, which include video gaming machines, mechanical reel gaming machines and video poker games. Our VLTs may be operated as standalone units or may interface with central monitoring systems operated by government agencies. Our VLTs are typically located in places where casino-style gaming is not the only attraction, such as racetracks, bars and restaurants.

- *Class II and centrally determined systems:* We offer video and mechanical-reel gaming machines and VLTs for Class II and certain VLT jurisdictions where the game outcome is determined by a central server system that we provide. These Class II and centrally determined systems primarily operate in Native American casinos in Washington, Florida,

Alabama and Oklahoma. We receive either a fixed daily fee or a percentage of the Net win generated by the gaming machines or VLTs connected to the central determination system and a small daily fee for the central determination system.

Gaming Machine Sales

The majority of our product sales are derived from sales of gaming machines and VLTs that use a combination of advanced graphics, mechanical reels, digital music and sounds and secondary bonus games. We also sell ETSs to either meet the needs of particular locations where live tables are not allowed or as productivity-enhancing solutions for other jurisdictions.

Gaming Systems

Our comprehensive suite of technology solutions provides gaming operations of every size with a wide range of marketing, data management and analysis, accounting, player tracking, security, loyalty and other applications and tools to more effectively manage their operations. Gaming systems products include the *iVIEW*® touch screen display, which facilitates the player experience, bonus features, customer service, and employee functions. Gaming systems revenues related to core system solutions are highly dependent on new installations. Gaming system revenues are also generated through ongoing hardware and software maintenance services and upgrades.

Table Products

Our table product sales are generated primarily from the sale of products designed to enhance table game speed, productivity, profitability and security. Our product offerings include various models of Shufflers to suit specific games.

We also offer Shuffler products under month-to-month arrangements that primarily contain fixed monthly rates or to a lesser extent Participation rates. These arrangements include service of the product with back-up and replacement products available at the customer's request.

We license our PTG content to commercial, tribal and governmental casino operators typically under month-to-month arrangements based on fixed monthly rates or subscription arrangements to our PTG content library. PTGs, which are designed to enhance operators' table-game operations, include our internally developed and acquired PTGs, progressive system software, side bets, add-ons and other progressive features. Our proprietary content and features are also added to public domain games such as poker, baccarat, pai gow poker, craps and blackjack table games and to electronic platforms.

Current Year Update

We continue to see elevated demand for our Gaming products and services, with Gaming operations and Gaming machine sales performing above pre-COVID levels. The increase in Gaming revenue for the year ended December 31, 2023, as compared to the prior year, was primarily driven by strong momentum in Gaming machine sales growing 36%, coupled with growth in Table products and Systems. Gaming operations also benefited from higher average daily revenue per unit, the continued success of our cabinets and strong game content performance. While demand remains strong, we are actively monitoring any impact of inflationary pressures and macroeconomic uncertainty that may impact our operations. We are also monitoring for any potential disruptions in our supply chain, such as those due to armed conflicts or hostilities, and increase our inventory positions when deemed necessary to mitigate any expected or unexpected delays and fulfill customer orders timely.

Results of Operations and Key Performance Indicators



($ in millions, except per unit amounts)		Year Ended December 31,				Variance	
		2023		2022		2023 vs. 2022	
Revenue:							
Gaming operations	$	661	$	635	$	26	4 %
Gaming machine sales		708		522		186	36 %
Gaming systems		268		255		13	5 %
Table products		213		189		24	13 %
Total revenue	$	1,850	$	1,601	$	249	16 %
F/X impact on revenue	$	—	$	(27)	$	27	100 %
KPIs:							
U.S. and Canada units:							
Installed base at period end		31,220		30,630		590	2 %
Average daily revenue per unit[1]	$	47.86	$	45.99	$	1.87	4 %
International units[2]:							
Installed base at period end		22,327		27,126		(4,799)	(18)%
Average daily revenue per unit	$	15.14	$	13.51	$	1.63	12 %
Gaming machine sales:							
U.S. and Canada new unit shipments		18,500		16,890		1,610	10 %
International new unit shipments		19,136		9,913		9,223	93 %
Total new unit shipments		37,636		26,803		10,833	40 %
Average sales price per new unit	$	17,229	$	17,462	$	(233)	(1)%

(1) We refined U.S. and Canada units average daily revenue per unit calculation to include certain Gaming operations revenue streams that were previously excluded and have revised prior periods to align with the new calculation. The change aligns more closely with how management evaluates the operating performance and was immaterial both quantitatively and qualitatively. Revised U.S. and Canada average daily revenue per unit for the year ended December 31, 2021 was $43.57.

(2) Units exclude those related to game content licensing.

Revenue

As noted above, Gaming revenue increased in 2023 as demand for our Gaming products and services increased, and our Gaming operations and Gaming machine sales have exceeded pre-COVID levels. Increase in Gaming revenue was driven by all lines of our Gaming business year-over-year, including robust Gaming machine sales coupled with continued growth momentum in Gaming operations, which benefited from higher installed base for U.S. and Canada and higher average daily revenue per unit.

Gaming Operations

Gaming operations revenue for 2023 demonstrated continued momentum driven by strong game performance of hit franchises and premium games. Gaming operations installed base for U.S. and Canada increased from 30,630 units in 2022 to 31,220 units in 2023, along with an increase in average daily revenue per unit of $1.87, as growth in our premium games was only partially offset by reductions in our public gaming and leased core products. Average daily revenue per unit also increased for International units by $1.63. Alternatively, International ending installed base units decreased from 27,126 units in 2022 to 22,327 units in 2023, primarily due to the expected closure of certain LBOs in the U.K. along with the reduction of certain low-yielding units in Greece and Latin America. Gaming operations generated 36% and 40% of total Gaming segment revenues for 2023 and 2022, respectively.

Gaming Machine Sales

The increase in Gaming machine sales revenue was primarily driven by higher sales of replacement units globally and an increase in casino opening and expansion activity internationally, partially offset by lower average sales price per new unit mostly from a higher proportion of international lower priced unit sales.

The following table summarizes Gaming machine sales changes:

| | Year Ended December 31, | | Variance | |
	2023	2022	2023 vs. 2022	
U.S. and Canada unit shipments:				
Replacement units	17,351	14,531	2,820	19 %
Casino opening and expansion units	1,149	2,359	(1,210)	(51)%
Total unit shipments	18,500	16,890	1,610	10 %
International unit shipments:				
Replacement units	16,641	9,647	6,994	72 %
Casino opening and expansion units	2,495	266	2,229	838 %
Total unit shipments	19,136	9,913	9,223	93 %

Operating Expenses

The increase in operating expenses is primarily due to $91 million in higher cost of revenue associated with the increase in revenue as described above, coupled with $24 million in higher SG&A, partially offset by $46 million in lower D&A as a result of fully depreciated and amortized assets related to prior acquisitions and fully amortized legacy trade names during 2023. The increase in SG&A was primarily comprised of higher stock-based compensation expense of $18 million and $4 million of increased provision for bad debts, partially offset by lower legal expenses of $6 million.

AEBITDA

AEBITDA increased by $151 million or 20%, and AEBITDA margin increased by 2 percentage points to 50%. These results were primarily driven by increased revenue and a favorable revenue mix as well as margin enhancement initiatives. AEBITDA also benefited from a change in the incentive compensation mix from cash to equity awards, resulting in an $10 million benefit, as well as lower legal expenses.

SCIPLAY

SciPlay is a leading developer and publisher of digital games on mobile and web platforms. SciPlay operates primarily in the social gaming market, which is characterized by gameplay online or on mobile devices that is social, competitive and self-directed in pace and session length. SciPlay also operates in the hyper-casual space, which is characterized by simpler core loops and more repetitive gameplay than casual games. SciPlay generates a substantial portion of its revenue from in-app purchases in the form of coins, chips and cards, which players can use to play slot games, table games or bingo games. Players who install SciPlay's social games typically receive free coins, chips or cards upon the initial launch of the game and additional free coins, chips or cards at specific time intervals. Players may exhaust the coins, chips or cards that they receive for free and may choose to purchase additional coins, chips or cards in order to extend their time of game play. Once obtained, coins, chips and cards (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within SciPlay's apps. SciPlay generates additional revenue through advertising arrangements in SciPlay's hyper-casual games. Players who install SciPlay's hyper-casual games receive free, unlimited gameplay that requires viewing of periodic in-game advertisements.

SciPlay currently offers a variety of social casino games, including *Jackpot Party Casino, Gold Fish Casino, Quick Hit Slots, 88 Fortunes Slots, Monopoly Slots* and *Hot Shot Casino*. SciPlay continues to pursue its strategy of expanding into the online and mobile games market. Current casual game titles include *Bingo Showdown* and *Backgammon Live* as well as other titles in the hyper-casual space, including games such as *Candy Challenge 3D, Boss Life* and *Deep Clean Inc. 3D*. SciPlay continually develops and tests various new games. SciPlay's social casino games typically include slots-style game play and occasionally include table games-style game play, while its casual games blend solitaire-style or bingo game play with adventure game features and its hyper-casual games include many simple core loop mechanics. All of SciPlay's games are offered and played across multiple platforms, including *Apple, Google, Facebook, Amazon* and *Microsoft*. SciPlay launched a proprietary in-app purchase platform during 2023, with the goals of improving players' experience and reducing costs of revenue given the lower payment processing fees and other related expenses for in-app purchases made through the proprietary platform, as compared to the platform fee charged by third-party platforms. Currently, revenue generated via the proprietary platform is not material. In addition to original game content, SciPlay's content library includes recognizable game content across our other platforms within Gaming and iGaming. This content allows players who like playing land-based game content to enjoy some of those same titles in SciPlay's free-to-play games. SciPlay has access to a library of more than 1,500 iconic casino titles, including titles and content from third-party licensed brands such as *Monopoly* and *James Bond*. SciPlay's access to this content, coupled with years of experience developing in-house content, uniquely positions SciPlay to create compelling digital games.

Current Year Update

Throughout 2023, SciPlay deployed significant updates across a number of their portfolio games, and it expects to deploy further updates to games in future years.

2023 was another record year for total revenue and AEBITDA, and SciPlay continues to see higher player engagement compared with the pre-COVID-19 time period. SciPlay's year-over-year total revenue growth was 16%. This result is primarily attributable to the revenue generated by *Jackpot Party Casino, Quick Hit Slots*, and *Gold Fish Casino*. We believe that there is an opportunity for continued improvement of operating results in 2024 and beyond, as SciPlay continues to execute on its strategic game updates, enhanced analytics and international expansion.

Results of Operations and Key Performance Indicators



(in millions unless otherwise noted)	Year Ended December 31,				Variance	
	2023		2022		2023 vs. 2022	
Revenue:						
Mobile in-app purchases	$	681	$	584	$ 97	17 %
Web in-app purchases and other[1]		96		87	9	10 %
Total revenue	$	777	$	671	$ 106	16 %
F/X impact on revenue	$	(9)	$	(3)	$ (6)	(200)%
KPIs:						
In-App Purchases:						
Mobile Penetration[2]		89 %		90 %	(1) pp	nm
Average MAU[3]		5.7		6.0	(0.3)	(5)%
Average DAU[4]		2.2		2.3	(0.1)	(4)%
ARPDAU[5]	$	0.94	$	0.78	$ 0.16	21 %
Average MPUs[6] (in thousands)		606		572	34	6 %
AMRPPU[7]	$	104.82	$	94.58	$ 10.24	11 %
Payer Conversion Rate[8]		10.6 %		9.6 %	1.0 pp	nm

nm = not meaningful.
pp = percentage points.
(1) Other primarily represents advertising revenue, which was not material for the periods presented.
(2) Mobile penetration is defined as the percentage of business to consumer SciPlay revenue generated from mobile platforms.
(3) MAU = Monthly Active Users is a count of visitors to our sites during a month. An individual who plays multiple games or from multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting.
(4) DAU = Daily Active Users is a count of visitors to our sites during a day. An individual who plays multiple games or from multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting.
(5) ARPDAU = Average Revenue Per DAU is calculated by dividing revenue for a period by the DAU for the period by the number of days for the period.
(6) MPU = Monthly Paying Users is the number of individual users who made an in-game purchase during a particular month.
(7) AMRPPU = Average Monthly Revenue Per Paying User is calculated by dividing average monthly revenue by average MPUs for the applicable time period.
(8) Payer conversion rate is calculated by dividing average MPU for the period by the average MAU for the same period.

Revenue

Revenue increased as social casino payer engagement increased with an increase in average monthly paying users and average monthly revenue per paying user.

Mobile penetration percentage remained relatively flat and reflected how players are continuing to use mobile platforms to play SciPlay's games.

Average MAU decreased due to the turnover in users. ARPDAU increased as a function of lower average DAU coupled with an increase in payers. AMRPPU and average MPU increased as payer conversion improved due to the continued improvement of content and features resulting in increased paying player interaction.

Payer conversion rates continue to be elevated due to consistent payer interaction with the games as a result of SciPlay's focus on introducing new content, features and live events in their games.

Operating Expenses

The increase in operating expenses correlated with the above-described increase in revenue as a result of higher platform fees, resulting in $31 million in higher cost of revenue, coupled with higher stock-based compensation of $24 million, an $18 million increase in salaries and benefits (excluding stock-based compensation) related to an increase in headcount, and an impairment charge of $5 million related to the restructuring of a certain foreign studio.

AEBITDA

AEBITDA increased by $56 million and AEBITDA margin increased by 3 percentage points to 31%, primarily due to revenue growth as discussed above, partially offset by the increase in operating costs resulting from increases in salaries and benefits.

iGAMING

Our iGaming business segment provides a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. The majority of our revenue is derived from casino-style game content, including a wide variety of internally developed and branded games as well as popular third-party provider games. These games are made available to iGaming operators via content aggregation platforms, including Open Gaming System, remote gaming servers and various other platforms. We also provide our OPS, a player account management system which offers a wide range of reporting and administrative functions and tools providing operators full control over all areas of digital gaming operations. The majority of our iGaming revenue is based on a Participation model. Generally, we host the play of our game content which is integrated with the online casino operators' websites.

Current Year Update

We continue to expand our customer base and capitalize on growth in the European and North American markets by leveraging our industry leading platforms, content and solutions, as well as invest in our ability to scale our own original U.S. land-based content offering. Currently we have launched in six U.S. states, and we are positioned to enter others as additional state legislatures authorize online gaming. In October 2023, we launched our live casino operations in Michigan.

Results of Operations



Overall, iGaming revenue increased by $35 million or 15% primarily due to continuing momentum in the U.S. market, which delivered 24% year-over-year revenue growth, driven by the strength of our original content and growth in our partner network, as well as growth in international markets. U.S. revenue in the current year also benefited from $6 million in certain license termination fees. Wagers processed through our Open Gaming System increased to $82.8 billion for the year ended December 31, 2023, a 15% increase from the prior year.

Operating expenses increased in correlation with the increase in revenue. AEBITDA increased by $15 million or 19%, and AEBITDA margin increased to 35%, also primarily due to the increase in revenue described above.

RECENTLY ISSUED ACCOUNTING GUIDANCE

For a description of recently issued accounting pronouncements, see Note 1.

CRITICAL ACCOUNTING ESTIMATES

Information regarding significant accounting policies is included in Note 1 and in the relevant sections of applicable Notes. As stated in Note 1, the preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the estimates, assumptions, and judgments involved in the following accounting policies have the greatest potential impact on our consolidated financial statements:

- Business combinations;

- Revenue recognition;

- Goodwill, long-lived and other intangible assets - impairment assessment;

- Income taxes; and

- Legal contingencies.

Business Combinations

As described in Note 10, we account for business combinations in accordance with ASC 805. This standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination, with certain exceptions for contract assets and contract liabilities in accordance with ASC 606.

Determining the fair value of assets acquired and liabilities assumed requires management judgment, the utilization of independent valuation experts and often involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. Any changes in the underlying assumptions can impact the estimates of fair value by material amounts, which can in turn materially impact our results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these fair values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate D&A expense. If our estimates of the economic lives change, D&A expense could be accelerated or slowed. For example, for the acquisitions completed during 2022, if the intangible assets useful lives were extended by two years, the total annual depreciation and amortization would decrease by approximately $2 million, and if the useful lives were shortened by two years, the total annual depreciation and amortization would increase by approximately $3 million. Additionally, we record contingent acquisition consideration as a liability when applicable, the value of which is generally based on reaching certain earnings-based metrics. The related liability is recorded at fair value as of the acquisition date as part of the consideration transferred and remeasured each reporting period, with any change in fair value recorded to restructuring and other. See Note 16 for additional details.

Revenue Recognition

Our revenue recognition policies described in Note 4 require us to make significant judgments and estimates. The guidance requires that we apply judgments or estimates to determine the performance obligations, the stand-alone selling prices of our performance obligations to customers, and the timing of transfer of control of the respective performance obligations. The evaluation of each of these criteria in light of contract-specific facts and circumstances is inherently judgmental, but certain judgments could significantly affect the timing or amount of revenue recognized if we were to reach a different conclusion than we have. The critical judgments we are required to make in our assessment of contracts with customers that could significantly affect the timing or amount of revenue recognized are:

- *Contracts with multiple promised goods and services.* Because we enter into contracts with customers that involve promises to transfer multiple products and services, the determination of the distinct performance obligations in contracts with multiple promises requires significant judgment. Our total gaming systems revenue that often contains multiple promised goods and services was $268 million for the year ended December 31, 2023, or approximately 9% of consolidated revenue, a portion of which would not be recognized if we had reached a different conclusion.

- *Determination of stand-alone selling prices.* The guidance requires that we determine the stand-alone selling price for our goods and services as a basis for allocating the transaction price to the identified distinct performance obligations in our contracts with customers. Because we often bundle the selling price for multiple promised goods or services, the determination of a stand-alone selling price or the relative range may require significant judgment. Our total gaming systems revenue that could be subject to this judgment and thus allocated to distinct performance obligations differently was a portion of $268 million for the year ended December 31, 2023, or approximately 9% of consolidated revenue.

Goodwill - Impairment Assessment

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on at least an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. We determined that we have six reporting units: Gaming, U.K. Gaming, Casino Management Systems,

Table Products, SciPlay, and iGaming. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) annually on October 1 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Goodwill is reviewed for impairment using either a qualitative assessment or a quantitative one-step process. If we perform a qualitative assessment and determine that the fair value of a reporting unit more likely than not exceeds the carrying value, no further evaluation is necessary. For reporting units where we perform the quantitative test, we are required to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows and a market approach, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, we recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit's estimated fair value.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Performance of the qualitative goodwill assessment requires judgment in identifying and considering the significance of relevant key factors, events and circumstances that affect the fair value or carrying amount of the reporting units. Such events and circumstances that we have considered include macroeconomic conditions, industry specific and market considerations, and reporting unit-specific factors such as overall actual and projected financial performance, among other factors. We also considered the results from the most recent date that a fair value measurement was performed as a part of a quantitative goodwill assessment and specifically the cushion between each reporting unit's fair value and carrying value. The estimates used to calculate the fair value of a reporting unit as a part of a quantitative goodwill assessment change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment, if any, for each reporting unit.

We performed our annual goodwill impairment test as of October 1, 2023 using a quantitative test for our Table Products reporting unit and a qualitative assessment for all other reporting units. For our Table Products reporting unit, we determined that the fair value of the reporting unit substantially exceeded its carrying value (greater than 20%) and no impairment charges were warranted. Based on the results of our qualitative impairment assessment for the other reporting units, we concluded that it is more likely than not that the fair values of these reporting units substantially exceeded their respective carrying values and there were no reporting units requiring further assessment.

Long-lived Assets and Finite-lived Intangible Assets

We evaluate the recoverability of intangible assets and other long-lived assets with finite useful lives by comparing the carrying value of the asset group to the estimated undiscounted future cash flows that we expect the asset to generate if events or changes in circumstances indicate that these assets are not recoverable. Any impairment is measured as the amount by which the carrying value of the asset exceeds the estimated fair value. The fair value is determined using a discounted cash flow approach where projections of future cash flows generated by those assets are discounted using an estimated discount rate. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. We also make judgments about the remaining useful lives of intangible assets and other long-lived assets that have finite lives. While we believe our estimates of future operating results and projected cash flows are reasonable, any significant adverse changes in key assumptions (i.e., adverse change in the extent or manner in which an asset or asset group is being used or expectation that, more likely than not, an asset or asset group will be sold or otherwise disposed of before the end of its useful life) or adverse changes in economic and market conditions may cause a change in our evaluation of recoverability or our estimation of fair value and could result in an impairment charge that could be material to our financial statements.

Income Taxes

We are subject to the income tax laws of the many jurisdictions in which we operate. These tax laws are complex, and the manner in which they apply to our facts is sometimes open to interpretation. In establishing the provision for income taxes, we must make judgments about the application of these inherently complex tax laws.

Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that taxing authorities could challenge certain positions. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. We record tax benefits for uncertain tax positions based upon management's evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The tax benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Significant judgment is required in making these determinations, and adjustments to uncertain tax positions may be necessary to reflect actual taxes payable upon settlement. Adjustments related to positions impacting the effective tax rate affect the provision for income taxes. Adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

Our income tax positions and analysis are based on currently enacted tax law. Future changes in tax law could significantly impact the provision for income taxes, the amount of taxes payable, and the deferred tax asset and liability balances in future periods. Deferred tax assets generally represent tax benefits for tax deductions or credits available in future tax returns. Certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, available carry-backs and carry-forwards, reversing temporary differences and available prudent and feasible tax planning strategies.

We have recorded valuation allowances in certain jurisdictions to reduce our deferred tax assets to the amounts that are more likely than not to be realized. Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, we record or adjust the related valuation allowance in the annual period that the change in facts and circumstances occurs, along with a corresponding increase or decrease in the provision for income taxes.

Legal Contingencies

We are subject to certain legal proceedings, demands, claims and threatened litigation that arise in the normal course of our business. We review the status of each significant matter quarterly and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we record a liability and an expense for the estimated loss. If we determine that a loss is reasonably possible and the range of the loss can be reasonably estimated, then we disclose the range of the possible loss. Significant judgment is required in the determination of whether a potential loss is probable, reasonably possible, or remote and in the determination of whether a potential exposure is reasonably estimable. Our accruals are based on the best information available at the time. As additional information becomes available, we reassess the liabilities and disclosures related to our pending claims and litigation and may revise our estimates. Potential legal liabilities and the revision of estimates of legal liabilities could have a material impact on our results of operations, cash flows and financial position. For discussion of our legal proceedings, see Note 20, which is incorporated by reference into *Item 3* of this Annual Report on Form 10-K.

LIQUIDITY, CAPITAL RESOURCES AND WORKING CAPITAL

Cash and Available Liquidity

As of December 31, 2023, our principal sources of liquidity, other than cash flows provided by operating activities, were cash and cash equivalents as well as amounts available under the LNWI Revolver, discussed further in Note 15.

The following table summarizes our cash and available revolver capacity as of December 31, 2023 and 2022:

(in millions)	Cash and cash equivalents	Revolver capacity	Revolver capacity drawn or committed to letters of credit	Total
L&W total as of December 31, 2023	$ 425	$ 750	$ (10)	$ 1,165
L&W (excluding SciPlay)	$ 584	$ 750	$ (12)	$ 1,322
SciPlay	330	150	—	480
Total as of December 31, 2022	$ 914	$ 900	$ (12)	$ 1,802

Sources and Uses of Liquidity

During 2023, we drew and repaid a total of $205 million under the LNWI Revolver. As of December 31, 2023, the LNWI Revolver is undrawn and available.

Total cash held by our foreign subsidiaries was $166 million as of December 31, 2023 as compared to $142 million as of December 31, 2022. We believe that substantially all cash held outside the U.S. is free from legal encumbrances or similar restrictions that would prevent it from being available to meet our global liquidity needs.

Our Gaming operations generally require significant upfront capital expenditures, and we may need to incur additional capital expenditures in order to retain or increase market share and continue our product investments. Other capital requirements for the near term primarily include debt principal and interest payments and also include purchase obligations and supply contracts, license agreement minimum guaranteed payments and lease obligations. In January 2024, we repriced the LNWI Term Loan B, reducing our interest rate as described in Note 15. Based on prevailing interest rates at December 31, 2023, we expect to pay required principal and interest payments on our debt in 2024 totaling approximately $22 million and $299 million, respectively (inclusive of the impact of interest rate swap contracts).

In April 2023, we paid $32 million in cash taxes associated with the Divestitures. As required under our certain debt agreements, we used a portion of the proceeds received from the Divestitures to reinvest in our business through the SciPlay Merger (see Note 1 for additional details). On October 23, 2023, we paid $496 million to the holders of SciPlay Class A common stock in connection with the SciPlay Merger. Upon completion of the SciPlay Merger, SciPlay's revolving credit facility was terminated, and any SciPlay cash and cash equivalents became available for use by L&W.

Our ability to make payments on and to refinance our indebtedness and other obligations depends on our ability to generate cash in the future. We may from time to time repurchase or otherwise repay, retire or refinance our debt, through our subsidiaries or otherwise. Such activities, if any, will depend on prevailing market conditions, contractual restrictions and other factors, and the amounts involved may or may not be material. If we need to refinance all or part of our indebtedness at or before maturity, we cannot assure that we will be able to obtain new financing or to refinance any of our indebtedness on commercially reasonable terms or at all.

On February 25, 2022, our Board of Directors approved a share repurchase program under which we are authorized to repurchase, from time to time through February 25, 2025, up to an aggregate amount of $750 million of our outstanding common stock. Since the initiation of the program and through December 31, 2023, we repurchased 9.4 million shares of common stock at an aggregate cost of $575 million. During the year ended December 31, 2023, SciPlay repurchased 1.4 million shares of Class A common stock at an aggregate cost of $23 million under its former share repurchase program, which was terminated upon completion of the SciPlay Merger.

In the event we pursue significant acquisitions or other expansion opportunities, or conduct significant repurchases of our outstanding securities, we may need to raise additional capital, either through the public or private issuance of equity or debt securities or through additional borrowings under our existing or additional financing arrangements, which sources of funds may not necessarily be available on terms acceptable to us, or at all. If we do not have adequate liquidity to support these activities, we may be unable to obtain financing for these cash needs on favorable terms or at all. For additional information regarding our cash needs and related risks, see "*Risk Factors*" under *Part I, Item 1A*.

Cash Flow Summary

(in millions)	Year Ended December 31,		Variance
	2023	2022	2023 vs. 2022
Net cash provided by (used in) operating activities from:			
Continuing operations	$ 590	$ (425)	$ 1,015
Discontinued operations	—	44	(44)
Net cash provided by (used in) operating activities	590	(381)	971
Net cash (used in) provided by investing activities from:			
Continuing operations	(248)	(252)	4
Discontinued operations	(3)	6,368	(6,371)
Net cash (used in) provided by investing activities	(251)	6,116	(6,367)
Net cash used in financing activities from:			
Continuing operations	(788)	(5,460)	4,672
Discontinued operations	—	(3)	3
Net cash used in financing activities	(788)	(5,463)	4,675
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3	(6)	9
(Decrease) increase in cash, cash equivalents and restricted cash	$ (446)	$ 266	$ (712)

Cash flows from operating activities

(in millions)	Year Ended December 31, 2023	2022	Variance 2023 vs. 2022
Net income	$ 180	$ 3,697	$ (3,517)
Less: Income from discontinued operations, net of tax	—	(3,873)	3,873
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities from continuing operations	576	643	(67)
Changes in working capital accounts, excluding the effects of acquisitions	(82)	(863)	781
Changes in deferred income taxes and other	(84)	(29)	(55)
Net cash provided by (used in) operating activities from continuing operations	$ 590	$ (425)	$ 1,015

Net cash provided by operating activities from continuing operations increased in 2023 primarily due to a $234 million increase in earnings and favorable changes in working capital. The changes in our working capital accounts for the year ended December 31, 2023 were primarily driven by the following:

- $32 million in cash taxes paid during 2023 related to the Divestitures, compared to $641 million in 2022;
- $68 million unfavorable change in receivables due to timing of collections and higher billing primarily associated with strong growth in Gaming business as well as timing of collections from SciPlay platform providers;
- $29 million unfavorable change in inventory due to timing of orders and shipments as well as higher inventory purchases in order to limit supply chain impacts and support future sale levels;

Cash flows from investing activities

Net cash used in investing activities from continuing operations decreased primarily due to transactions in the prior year, including SciPlay's acquisition of Alictus Yazilim Anonim Şirketi, partially offset by the settlement of cross-currency interest rate swaps for $50 million and the sale of Class A common stock of Endeavor Group Holdings, Inc., which we received from the divestiture of the Sports Betting Business, for $48 million. We also incurred higher capital expenditures in the current year. Capital expenditures are composed of investments in systems, equipment and other assets related to contracts, property and equipment, intangible assets and software.

Net cash provided by investing activities from discontinued operations decreased primarily as a result of the receipt of $6.4 billion in gross cash proceeds, net of cash, cash equivalents and restricted cash transferred, from the Divestitures in 2022.

Cash flows from financing activities

Net cash used in financing activities decreased primarily due to the refinancing debt transactions in April 2022, in which we repaid $7.0 billion in senior notes (including redemption premium) and outstanding term loan borrowings and received $2.2 billion in proceeds from the issuance of the LNWI Term Loan B. This decrease was partially offset by costs related to the debt transactions in August 2023, in which we paid $20 million in premiums, fees and expenses for the issuance of the 2031 Unsecured Notes and redemption of the 2025 Unsecured Notes, as well as $496 million paid to the holders of SciPlay Class A common stock in connection with the SciPlay Merger. We also purchased less of our outstanding common stock under our share repurchase program during the current year. During the years ended December 31, 2023 and 2022, we purchased $171 million and $405 million, respectively, of our common stock.

Credit Agreement and Other Debt

For additional information regarding the LNWI Credit Agreement and other debt, interest rate risk and interest rate hedging instruments, see Notes 15 and 16 as well as *Part II*, *Item 7A* "*Quantitative and Qualitative Disclosures About Market Risk.*"

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any significant off-balance sheet arrangements.

ITEM 7A. DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange rates and commodity prices. The following describes our financial instruments which expose us to market risk.

Interest Rate Risk

As of December 31, 2023, the face value of long-term debt was $3.9 billion, including $2.2 billion of variable rate obligations that fluctuate based on SOFR. Assuming a constant outstanding balance for our variable-rate long-term debt and excluding the impact of interest rate swap contracts, a hypothetical 1% change in interest rates would result in interest expense changing by approximately $22 million. All of our interest rate sensitive financial instruments are held for purposes other than trading.

We have attempted to limit our exposure to interest rate risk by using interest rate swap contracts to mitigate interest rate risk associated with a portion of our variable rate debt instruments. The objective of our interest rate swap contracts, which are designated as cash flow hedges of the future interest payments, is to eliminate the variability of cash flows attributable to the SOFR component of interest expense to be paid on a portion of our variable rate debt.

In April 2022, we entered into interest rate swap contracts to hedge a portion of our interest expense associated with our variable rate debt and effectively fix the interest rate that we pay. We pay interest at a weighted-average fixed rate of 2.8320% and receive interest at a variable rate equal to one-month Chicago Mercantile Exchange Term SOFR. For the year ended December 31, 2023, the one-month Chicago Mercantile Exchange Term SOFR was 5.35%. As of December 31, 2023, the total notional amount of these interest rate swaps was $700 million, which effectively fixes $700 million of the variable rate debt described above. These hedges mature in April 2027.

For additional information regarding our long-term debt and interest rate swap contracts, see Notes 15 and 16, respectively.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and other information required by this item are included in *Part IV, Item 15* of this Annual Report on Form 10-K and are presented beginning on page 70.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The management of L&W is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of L&W; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013). Based on our assessment we concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm. Their report is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Light & Wonder, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Light & Wonder, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 27, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Las Vegas, NV
February 27, 2024

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements and Policies

Certain of our officers or directors have made elections to participate in, and are participating in, our 401(k) plan and have made, and may from time to time make, elections to have shares withheld to cover withholding taxes, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). During the year ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" as such term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct that applies to all of our officers, directors and employees (including our CEO, CFO and CAO) and have posted the Code of Business Conduct on our website at explore.investors.lnw.com/governance/governance-documents. In the event that we have any amendments to or waivers from any provision of the Code of Business Conduct applicable to our CEO, CFO or CAO, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting such information on our website at explore.investors.lnw.com/governance.

Information relating to our executive officers is included in *Part I, Item 1* of this Annual Report on Form 10-K. The other information called for by this item is incorporated by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2024, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 11.   EXECUTIVE COMPENSATION

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2024, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2024, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2024, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2024 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2024, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Light & Wonder, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Light & Wonder, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Refer to Note 4 to the financial statements

Critical Audit Matter Description

Certain of the Company's revenue contracts with customers include multiple promises (such as hardware, software, professional services, and maintenance among others). The Company is required to evaluate the components of a contract using applicable GAAP, and determine whether each promise represents a performance obligation. The evaluation of the components of a contract, including lease and non-lease components and performance obligations, can require significant judgment and could change the amount of revenue recognized in a given period.

We identified the evaluation of components for contracts with higher contract values as a critical audit matter because of the judgments and estimates management makes to evaluate such contracts and the impact of such judgments on the amount of revenue recognized in a given period. This required a high degree of auditor judgment and an increased extent of testing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing revenue contracts with higher contract values for the determination of performance obligations included the following, among others:

- We tested the effectiveness of management's controls over:

  – Preparation and review of accounting analyses.

  – Contract reviews to identify all promises and determine whether such promises are both capable of being distinct and distinct in the context of the contract such that they constitute performance obligations.

- For selected contracts, we performed the following:

  – Obtained contract documents, including master agreements, and other documents that were relevant to the contract.

  – Tested management's identification of lease and non-lease components and performance obligations by evaluating whether the promises were both capable of being distinct and distinct within the context of the contract, including reading the selected contracts and inquiring of certain of the Company's accounting and operations personnel to understand the nature of the promises and how they are delivered to the customer.

  – Sent requests to customers for confirmation of key contract terms and compared responses to management's analysis and inspected other correspondence between the customer and the Company that could be relevant to the contract. As applicable, inspected the aging of outstanding receivables or credit memos.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
February 27, 2024

We have served as the Company's auditor since 2003.

LIGHT & WONDER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Revenue:			
Services	$ 1,991	$ 1,795	$ 1,642
Products	911	717	511
Total revenue	2,902	2,512	2,153
Operating expenses:			
Cost of services(1)	445	390	365
Cost of products(1)	427	348	244
Selling, general and administrative	808	717	679
Research and development	228	218	190
Depreciation, amortization and impairments	384	420	398
Restructuring and other	92	146	167
Operating income	518	273	110
Other (expense) income:			
Interest expense	(309)	(327)	(478)
Loss on debt financing transactions	(15)	(147)	—
Gain on remeasurement of debt and other	—	27	41
Other income, net	11	11	33
Total other expense, net	(313)	(436)	(404)
Net income (loss) from continuing operations before income taxes	205	(163)	(294)
Income tax (expense) benefit	(25)	(13)	318
Net income (loss) from continuing operations	180	(176)	24
Net income from discontinued operations, net of tax(2)	—	3,873	366
Net income	180	3,697	390
Less: Net income attributable to noncontrolling interest	17	22	19
Net income attributable to L&W	$ 163	$ 3,675	$ 371
Per Share - Basic:			
Net income (loss) from continuing operations	$ 1.79	$ (2.09)	$ 0.06
Net income from discontinued operations	—	40.87	3.80
Net income attributable to L&W	$ 1.79	$ 38.78	$ 3.86
Per Share - Diluted:			
Net income (loss) from continuing operations	$ 1.75	$ (2.09)	$ 0.05
Net income from discontinued operations	—	40.87	3.72
Net income attributable to L&W	$ 1.75	$ 38.78	$ 3.77
Weighted average number of shares used in per share calculations:			
Basic shares	91	95	96
Diluted shares	93	95	98

(1) Excludes D&A.

(2) The year ended December 31, 2022 includes a pre-tax gain of $4,927 million on the sale of discontinued operations (see Note 2).

See accompanying notes to consolidated financial statements.

LIGHT & WONDER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended December 31,					
	2023		**2022**		**2021**	
Net income	$	180	$	3,697	$	390
Other comprehensive income (loss):						
Foreign currency translation gain (loss), net of tax		42		(84)		(51)
Derivative financial instruments unrealized (loss) gain, net of tax		(7)		27		14
Total other comprehensive income (loss) from continuing operations		35		(57)		(37)
Total other comprehensive loss from discontinued operations		—		—		(6)
Total comprehensive income		215		3,640		347
Less: comprehensive income attributable to noncontrolling interest		17		22		19
Comprehensive income attributable to L&W	$	198	$	3,618	$	328

See accompanying notes to consolidated financial statements.

LIGHT & WONDER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except par value)

| | As of December 31, | |
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 425	$ 914
Restricted cash	90	47
Receivables, net of allowance for credit losses of $38	506	455
Inventories	177	161
Prepaid expenses, deposits and other current assets	113	117
Total current assets	1,311	1,694
Non-current assets:		
Restricted cash	6	6
Receivables, net of allowance for credit losses of $3 and $2, respectively	37	14
Property and equipment, net	236	204
Operating lease right-of-use assets	52	49
Goodwill	2,945	2,919
Intangible assets, net	605	797
Software, net	158	145
Deferred income taxes	142	114
Other assets	60	67
Total assets	$ 5,552	$ 6,009
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 22	$ 24
Accounts payable	241	154
Accrued liabilities	404	380
Income taxes payable	29	64
Total current liabilities	696	622
Deferred income taxes	20	87
Operating lease liabilities	39	37
Other long-term liabilities	180	232
Long-term debt, excluding current portion	3,852	3,870
Total liabilities	4,787	4,848
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Common stock, par value $0.001 per share, 199 shares authorized; 116 and 115 shares issued, respectively, and 90 and 91 shares outstanding, respectively	1	1
Additional paid-in capital	1,118	1,370
Retained earnings	680	517
Treasury stock, at cost, 26 and 24 shares, respectively	(751)	(580)
Accumulated other comprehensive loss	(283)	(318)
Total L&W stockholders' equity	765	990
Noncontrolling interest	—	171
Total stockholders' equity	765	1,161
Total liabilities and stockholders' equity	$ 5,552	$ 6,009

See accompanying notes to consolidated financial statements.

LIGHT & WONDER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions)

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Loss)	Treasury Stock	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
December 31, 2020	$ 1	$ 1,268	$ (3,529)	$ (175)	$ (218)	$ 129	$ (2,524)
Vesting of RSUs, net of tax withholdings and other	—	(20)	—	—	—	—	(20)
Stock-based compensation	—	89	—	—	—	2	91
Net income	—	—	371	—	—	19	390
Other comprehensive loss	—	—	—	—	(43)	—	(43)
December 31, 2021	$ 1	$ 1,337	$ (3,158)	$ (175)	$ (261)	$ 150	$ (2,106)
Settlement of liability awards	—	43	—	—	—	—	43
Vesting of RSUs, net of tax withholdings and other	—	(35)	—	—	—	—	(35)
Purchase of treasury stock	—	—	—	(405)	—	—	(405)
Purchase of SciPlay Class A common stock	—	(35)	—	—	—	(2)	(37)
Stock-based compensation	—	60	—	—	—	1	61
Net income	—	—	3,675	—	—	22	3,697
Other comprehensive loss	—	—	—	—	(57)	—	(57)
December 31, 2022	$ 1	$ 1,370	$ 517	$ (580)	$ (318)	$ 171	$ 1,161
Settlement of liability awards	—	25	—	—	—	—	25
Vesting of RSUs, net of tax withholdings and other	—	(9)	—	—	—	—	(9)
Purchase of treasury stock	—	—	—	(171)	—	—	(171)
Purchase of SciPlay Class A common stock	—	(23)	—	—	—	—	(23)
Acquisition of SciPlay noncontrolling interest, net of tax effects	—	(300)	—	—	—	(188)	(488)
Stock-based compensation	—	55	—	—	—	—	55
Net income	—	—	163	—	—	17	180
Other comprehensive income	—	—	—	—	35	—	35
December 31, 2023	$ 1	$ 1,118	$ 680	$ (751)	$ (283)	$ —	$ 765

See accompanying notes to consolidated financial statements.

LIGHT & WONDER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 180	$ 3,697	$ 390
Less: Income from discontinued operations, net of tax	—	(3,873)	(366)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used in) operating activities from continuing operations:			
Depreciation, amortization and impairments	384	420	398
Contingent acquisition consideration fair value adjustments	16	21	(1)
Change in deferred income taxes	(84)	(29)	(342)
Stock-based compensation	118	69	113
Non-cash interest expense	10	14	24
Provision for bad debts and inventory charges	12	—	7
Loss on debt financing transactions	15	147	—
Gain on remeasurement of debt	—	(27)	(41)
Foreign currency transaction net losses, (gain) on sale of assets and other, net	21	(1)	(21)
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	(68)	(35)	19
Inventories	(29)	(65)	9
Other assets and liabilities	(10)	(40)	17
Income taxes payable, net	(40)	(649)	7
Accounts payable and accrued liabilities	65	(74)	91
Net cash provided by (used in) operating activities from continuing operations	590	(425)	304
Net cash provided by operating activities from discontinued operations	—	44	381
Net cash provided by (used in) operating activities	590	(381)	685
Cash flows from investing activities:			
Capital expenditures	(242)	(216)	(171)
Acquisitions of businesses and assets, net of cash acquired	(4)	(136)	(186)
Proceeds from settlement of cross-currency interest rate swaps	—	50	—
Proceeds from sale of investments and other, net	(2)	50	10
Net cash used in investing activities from continuing operations	(248)	(252)	(347)
Net cash (used in) provided by investing activities from discontinued operations[1]	(3)	6,368	(95)
Net cash (used in) provided by investing activities	(251)	6,116	(442)

| | Years Ended December 31, | | |
	2023	2022	2021
Cash flows from financing activities:			
Borrowings under revolving credit facilities	205	280	60
Repayments under revolving credit facilities	(205)	(280)	(595)
Proceeds from issuance of senior notes and term loans	550	2,200	—
Repayments of notes and term loans (including redemption premium)	(562)	(6,984)	—
Payments on long-term debt	(22)	(109)	(42)
Payments of debt issuance and deferred financing costs	(8)	(37)	(5)
Payments on license obligations	(31)	(35)	(46)
Payments of contingent acquisition consideration	(14)	(14)	—
Purchase of L&W common stock	(170)	(405)	—
Purchase of SciPlay's Class A common stock	(23)	(37)	—
Acquisition of SciPlay noncontrolling interest	(496)	—	—
Net redemptions of common stock under stock-based compensation plans and other	(12)	(39)	(27)
Net cash used in financing activities from continuing operations	(788)	(5,460)	(655)
Net cash used in financing activities from discontinued operations	—	(3)	(24)
Net cash used in financing activities	(788)	(5,463)	(679)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3	(6)	(6)
(Decrease) increase in cash, cash equivalents and restricted cash	(446)	266	(442)
Cash, cash equivalents and restricted cash, beginning of period	967	701	1,143
Cash, cash equivalents and restricted cash, end of period	521	967	701
Less: Cash, cash equivalents and restricted cash of discontinued operations	—	—	66
Cash, cash equivalents and restricted cash of continuing operations, end of period	$ 521	$ 967	$ 635
Supplemental cash flow information:			
Cash paid for interest	$ 306	$ 351	$ 453
Income taxes paid	147	692	38
Distributed earnings from equity investments	4	6	15
Cash paid for contingent acquisition considerations included in operating activities	17	7	—

(1) The year ended December 31, 2022 includes $6,409 million in gross cash proceeds from the sale of discontinued operations, net of cash, cash equivalents and restricted cash transferred.

See accompanying notes to consolidated financial statements.

(amounts in USD, table amounts in millions, except per share amounts)

(1) Description of the Business and Summary of Significant Accounting Policies

Description of the Business

We are a leading cross-platform global games company with a focus on content and digital markets. Our portfolio of revenue-generating activities primarily includes supplying game content and gaming machines, CMSs and table game products and services to licensed gaming entities; providing social casino and other mobile games, including casual gaming, to retail customers; and providing a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. We report our results of operations in three business segments—Gaming, SciPlay and iGaming—representing our different products and services.

On October 23, 2023, we acquired the remaining approximately 17% equity interest in SciPlay not already owned by us pursuant to a merger (the "SciPlay Merger") in an all-cash transaction of $496 million, excluding transaction fees and expenses. As a result of SciPlay Merger, SciPlay ceased to be publicly traded and became a wholly-owned subsidiary of L&W. As we controlled SciPlay prior to this transaction, the SciPlay Merger was accounted for as an equity transaction in accordance with ASC 810 – *Consolidation*, specifically ASC 810-10-45-21 through ASC 810-10-45-24 – *Changes in a Parent's Ownership Interest in a Subsidiary*. Upon completion of the SciPlay Merger, SciPlay's revolving credit facility was terminated. There were no borrowings outstanding under SciPlay's revolving credit facility at the time of termination.

We completed the sales of our former Lottery Business and Sports Betting Business during the second and third quarters of 2022, respectively. We have reflected the prior period financial results of these Divested Businesses as discontinued operations in our consolidated statements of operations. Refer to Note 2 for further information. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying consolidated financial statements include the accounts of L&W, its wholly-owned subsidiaries and those subsidiaries in which we have a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Additional accounting policy disclosures are provided within the applicable Notes.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. We place our temporary cash investments with high credit quality financial institutions. At times, such investments in U.S. accounts may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Restricted cash

We are required by gaming regulations to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players or for previously won jackpots and vary by jurisdiction. Compliance with maintaining adequate restricted cash balances and complying with appropriate investment guidelines for jackpot funding is periodically reported to gaming authorities.

Minimum guarantees under licensing agreements

We enter into long-term license agreements with third parties in which we are obligated to pay a minimum guaranteed amount of royalties, typically periodically over the life of the contract. These license agreements provide us with access to a portfolio of major brands to be used across our business segments in building our strong brand presence across multiple channels of distributions. We account for the minimum guaranteed obligations within accrued and other long-term liabilities at the onset of the license arrangement and record a corresponding licensed asset within intangible assets, net. The licensed

intangible assets related to the minimum guaranteed obligations are amortized over the term of the license agreement with the amortization expense recorded in D&A. The long-term liability related to the minimum guaranteed obligations is reduced as payments are made as required under the license agreement. We assess the recoverability of license agreements whenever events arise or circumstances change that indicate the carrying value of the licensed asset may not be recoverable. Recoverability of the licensed asset and the amount of impairment, if any, are determined using our policy for intangible assets with finite useful lives.

Amortization expense related to these licenses and recorded in D&A for the years ended December 31, 2023, 2022 and 2021 was $30 million, $34 million and $40 million, respectively.

The following are our total minimum guaranteed obligations for the periods presented:

| | As of December 31, | | | |
	2023		2022	
Current liabilities	$	31	$	27
Other long-term liabilities		53		78
Total minimum guarantee obligations	$	84	$	105
Weighted average remaining term (in years)		3		4

The following are our remaining expected future payments of minimum guarantee obligations:

| | Year Ending December 31, | | | | | | | | | | |
	2024		2025		2026		2027		2028		After 2028
Expected future payments	$	31	$	30	$	12	$	10	$	1	$ —

Other assets

We capitalize debt issuance costs associated with long-term line-of-credit arrangements and amortize such amounts ratably over the term of the arrangement as an adjustment to interest expense. Other assets also include the fair value of our interest rate swaps and other long-term deposits and investments.

We assess the recoverability of our other long-term assets whenever events arise or circumstances change that indicate the carrying value of the asset may not be recoverable.

Noncontrolling interest

Prior to the SciPlay Merger, we owned a controlling financial interest in SciPlay, approximately 82.7% of SciPlay's outstanding common stock, and consolidated SciPlay. The noncontrolling interest share of equity in SciPlay is reflected as noncontrolling interest in the accompanying consolidated balance sheet as of December 31, 2022. Upon completion of the SciPlay Merger, SciPlay became a wholly-owned subsidiary of L&W.

Advertising costs

The cost of advertising is expensed as incurred and totaled $160 million, $162 million and $124 million in 2023, 2022 and 2021, respectively.

R&D

R&D relates primarily to software product development costs incurred until technological feasibility has been established and costs that do not meet internal-use software capitalization criteria. Employee-related costs associated with product development are included in R&D. Such costs are expensed as incurred.

Other income, net

Gains or losses resulting from foreign currency transactions are included in other income, net. Other income, net for the years ended December 31, 2023, 2022 and 2021 primarily consisted of a loss of $29 million, loss of $13 million and gain of $8 million, respectively, related to foreign currency transactions as well as $34 million, $17 million and $5 million, respectively, in interest income.

Foreign currency translation and Comprehensive income

We have significant operations where the local currency is the functional currency, including our operations in the U.K., Europe, Australia and Canada. Assets and liabilities of foreign operations are translated at period-end rates of exchange and results of operations are translated at the average rates of exchange for the period. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive loss in stockholders' equity.

In addition to unrealized gains and losses from our foreign currency translation adjustments, our comprehensive income includes the effective portion of derivative financial instruments designated as hedging instruments. For periods prior to 2023, comprehensive income also included net investment non-derivative hedge of our investments in certain of our international subsidiaries and certain gains or losses associated with pension or other post-retirement benefits, including prior service costs or credits and transition assets or obligations.

New Accounting Guidance - Not Yet Adopted

The FASB issued ASU No. 2023-07, *Segment Reporting* (Topic 820) in November 2023. The new guidance improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Public entities will be required to disclose significant segment expenses and other segment items by reportable segment if they are regularly provided to the Chief Operating Decision Maker ("CODM") and included in each reported measure of segment profit or loss. Additionally, disclosure of the titles and positions of the CODM is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. The amendments in ASU No. 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. We are currently evaluating the impact of adopting this guidance; however, based on our initial assessment, we do not expect the adoption of this guidance to have a significant impact on our consolidated financial statements.

The FASB issued ASU No. 2023-09, *Income Taxes* (Topic 740) in December 2023. The new guidance enhances income tax disclosures, specifically as it pertains to the rate reconciliation, income taxes paid and certain other disclosures disaggregated by jurisdiction. The amendments in ASU No. 2023-09 are effective for all public entities for fiscal years beginning after December 15, 2024, and early adoption is permitted. We are currently evaluating the impact of adopting this guidance.

We do not expect that any other recently issued accounting guidance will have a significant effect on our consolidated financial statements.

(2) Discontinued Operations

We completed the Divestitures in 2022 and reflected the prior period financial results of the Divested Businesses as discontinued operations in our consolidated statements of operations. For the sale of our former Lottery Business completed during the second quarter of 2022, we received $5.7 billion in gross cash proceeds and recorded a pre-tax gain of $4.6 billion. For the sale of our former Sports Betting Business completed during the third quarter of 2022, we received $793 million in gross proceeds and recorded a pre-tax gain of $359 million.

The summarized results of our discontinued operations were as follows:

	Years Ended December 31,			
	2022		**2021**	
Total revenue	$	371	$	1,157
Total cost of revenue[1]		177		587
Other operating expenses[2]		182		233
Operating income		12		337
Total other income, net		9		101
Net income from discontinued operations before income taxes		21		438
Gain on sale of discontinued operations before income taxes		4,927		—
Total net income from discontinued operations before income taxes		4,948		438
Income tax expense		(1,075)		(72)
Net income from discontinued operations, net of tax included in the consolidated statement of operations	$	3,873	$	366

(1) Excludes D&A.

(2) Includes D&A of $79 million for the year ended December 31, 2021, stock-based compensation of $18 million and $24 million for the years ended December 31, 2022 and 2021, respectively, and direct transaction closing fees of $87 million for the year ended December 31, 2022. Due to the discontinued operations classification of the Divested Businesses as of the third quarter of 2021, D&A ceased and is not included for the year ended December 31, 2022.

(3) Business Segments

We report our operations in three business segments—Gaming, SciPlay and iGaming—representing our different products and services. Our Gaming business segment generally sells game content and gaming machines, VGTs, VLTs (including conversion kits and parts), leases or otherwise provides gaming content, gaming machines and server-based systems. It also sells and supports CMS-based software and hardware, licenses PTG content and supplies Shufflers and other table products utilities to commercial, tribal and governmental gaming operators. Our SciPlay business segment develops, markets and operates a portfolio of social games played on various mobile and web platforms as well as other games in the hyper-casual space. Our iGaming business segment provides a comprehensive suite of digital gaming content, distribution platforms, player account management systems, as well as various other iGaming content and services. See Note 4 for the products and services from which each reportable segment derives its revenues.

In evaluating financial performance, our CODM (defined as our Chief Executive Officer) focuses on AEBITDA as management's primary segment measure of profit or loss, which is described in footnote (2) to the below table. The accounting policies for our business segments are the same as those described in these Notes.

The following tables present our segment information:

	Year Ended December 31, 2023				
	Gaming	**SciPlay**	**iGaming**	**Unallocated and Reconciling Items[1]**	**Total**
Total revenue	$ 1,850	$ 777	$ 275	$ —	$ 2,902
AEBITDA[2]	918	243	95	(138)	$ 1,118
Reconciling items to consolidated net income from continuing operations before income taxes:					
D&A	(281)	(30)	(49)	(24)	(384)
Restructuring and other	(11)	(10)	(25)	(46)	(92)
Interest expense				(309)	(309)
Loss on debt refinancing transactions				(15)	(15)
Other income, net				5	5
Stock-based compensation				(118)	(118)
Net income from continuing operations before income taxes					$ 205
Assets as of December 31, 2023	$ 4,023	$ 473	$ 712	$ 344	$ 5,552
Capital expenditures for the year ended December 31, 2023	$ 181	$ 18	$ 30	$ 13	$ 242

(1) Includes amounts not allocated to the business segments (including corporate costs) and items to reconcile the total business segments AEBITDA to our consolidated net income from continuing operations before income taxes.

(2) AEBITDA is reconciled to net income (loss) from continuing operations before income taxes with the following adjustments: (1) depreciation and amortization expense and impairment charges (including goodwill impairments); (2) restructuring and other, which includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) major litigation; and (vi) acquisition- and disposition-related costs and other unusual items; (3) interest expense; (4) loss on debt refinancing transactions; (5) change in fair value of investments and remeasurement of debt and other; (6) other income (expense), net, including foreign currency gains or losses and earnings (loss) from equity investments; and (7) stock-based compensation. AEBITDA is presented as our primary segment measure of profit or loss.

	Year Ended December 31, 2022				
	Gaming	SciPlay	iGaming	Unallocated and Reconciling Items[1]	Total
Total revenue	$ 1,601	$ 671	$ 240	$ —	$ 2,512
AEBITDA[2]	767	187	80	(121)	$ 913
Reconciling items to consolidated net loss from continuing operations before income taxes:					
D&A	(327)	(21)	(48)	(24)	(420)
Restructuring and other	(6)	(5)	(23)	(112)	(146)
Interest expense				(327)	(327)
Loss on debt financing transactions				(147)	(147)
Gain on remeasurement of debt and other				27	27
Other income, net				6	6
Stock-based compensation				(69)	(69)
Net loss from continuing operations before income taxes					$ (163)
Assets as of December 31, 2022	$ 4,073	$ 761	$ 626	$ 549	$ 6,009
Capital expenditures for the year ended December 31, 2022	$ 151	$ 12	$ 32	$ 21	$ 216

(1) Includes amounts not allocated to the business segments (including corporate costs) and reconciling items to reconcile the total business segments AEBITDA to our consolidated net loss from continuing operations before income taxes.

(2) AEBITDA is described in footnote (2) to the first table in this Note 3.

	Year Ended December 31, 2021				
	Gaming	SciPlay	iGaming	Unallocated and Reconciling Items[1]	Total
Total revenue	$ 1,321	$ 606	$ 226	$ —	$ 2,153
AEBITDA[2]	659	186	75	(127)	$ 793
Reconciling items to consolidated net loss from continuing operations before income taxes:					
D&A	(303)	(15)	(54)	(26)	(398)
Restructuring and other	(9)	(32)	(1)	(125)	(167)
Interest expense				(478)	(478)
Gain on remeasurement of debt				41	41
Other income, net				28	28
Stock-based compensation				(113)	(113)
Net loss from continuing operations before income taxes					$ (294)
Capital expenditures for the year ended December 31, 2021	$ 123	$ 9	$ 23	$ 16	$ 171

(1) Includes amounts not allocated to the business segments (including corporate costs) and reconciling items to reconcile the total business segments AEBITDA to our consolidated net loss from continuing operations before income taxes.

(2) AEBITDA is described in footnote (2) to the first table in this Note 3.

The following tables present revenue by customer location and property and equipment by geographic location:

	Year Ended December 31,		
	2023	2022	2021
Revenue:			
U.S.	$ 1,948	$ 1,734	$ 1,551
Other	954	778	602
Total	$ 2,902	$ 2,512	$ 2,153

		As of December 31,		
		2023		**2022**
Property and equipment, net:				
U.S.	$	196	$	163
Other		40		41
Total	$	236	$	204

(4) Revenue Recognition

The following table disaggregates our revenues by type within each of our business segments:

		Revenue recognized for Year Ended December 31,				
Revenue category		**2023**		**2022**		**2021**
Gaming						
Gaming operations[1]	$	661	$	635	$	601
Gaming machine sales		708		522		360
Gaming systems		268		255		204
Table products		213		189		156
Total	$	1,850	$	1,601	$	1,321
SciPlay						
Mobile in-app purchases	$	681	$	584	$	537
Web in-app purchases and other[2]		96		87		69
Total	$	777	$	671	$	606
iGaming	$	275	$	240	$	226

(1) Gaming operations revenue for the year ended December 31, 2021 benefited from $44 million VAT recovery received from certain U.K. customers related to a 2020 U.K. court ruling associated with overcharging of VAT for gaming operators that consequently reduced our net gaming revenues related to these customers and arrangements.

(2) Other primarily represents advertising revenue, which was not material in the periods presented.

General

We evaluate the recognition of revenue and rental income based on the criteria set forth in ASC 606 or ASC 842, as appropriate. Revenue is recognized net of incentive rebates and discounts when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales taxes and all other items of a similar nature are excluded from the measurement of the transaction price, and shipping and handling activities are treated as a fulfillment of our promise to transfer the goods and are, hence, included in cost of products.

Our credit terms are predominately short term in nature. We also grant extended payment terms under certain Gaming contracts, with financing terms of more than 12 months, primarily where the sale is secured by the related equipment sold. For these contracts with customers for which the financing component is determined to be significant to the contract, and that have financing terms of more than 12 months, the contract transaction price is adjusted for the effect of a financing component (time value of money).

Any sales commissions associated with the sale or placement of our products and services are expensed as incurred, as contracts associated with sales commissions are generally completed within a one-year period.

Contracts with Customers with Multiple Promised Goods and Services

We enter into contracts with customers that include multiple promises (such as gaming machines, gaming systems hardware and software, installation, service and maintenance, warranties and maintenance bundled promises). For such contracts, the transaction price is allocated to each distinct performance obligation using an estimate of stand-alone selling price, which is generally based on observable prices or a cost plus margin approach. The establishment of stand-alone selling price requires judgment as to whether there is a sufficient quantity of items sold or substantively renewed on a stand-alone basis, and those prices demonstrate an appropriate level of concentration to conclude that a stand-alone selling price exists.

The guidance in ASC 606 requires that we apply judgments or estimates to determine both the performance obligations and the stand-alone selling prices of identified performance obligations. Contracts with multiple promised goods and services described above will often involve significant judgment in determining whether each promise is distinct or should be combined with other promises in such contracts in concluding on the distinct performance obligations for such contracts. Such judgment generally requires an assessment of the level of integration and interdependency between individual components, particularly in our gaming systems contracts with customers. Associated with these same contracts, we also apply significant judgment to determine the stand-alone selling prices of the identified performance obligations.

Gaming Operations

Gaming operations revenues are generated by providing customers access to proprietary land-based gaming equipment and content, electronic table game products and VLTs under a variety of recurring operating, service or rental contracts, for which consideration is based upon a percentage of Coin-in, a percentage of Net win, or a fixed daily/monthly fee, with variability generally resolved in the reporting period. For these contracts with customers, we generally transfer control and recognize revenue or rental income over time based on the amount we expect to receive as described and classify such revenue or rental income as services revenue. Payments from customers under these contracts are typically due on a monthly basis. Jackpot expense for our WAP services is recorded as a reduction to revenue, which decreased revenue by $17 million, $23 million, and $27 million for the years ended December 31, 2023, 2022, and 2021 respectively.

The amount of rental income revenue that is outside the scope of ASC 606 was $498 million, $466 million, and $374 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Gaming Machine Sales

These contracts with customers include the sale of gaming machines, including game content, electronic table game products and parts (including game themes and conversion kits). We transfer control and recognize revenue from the sale of gaming machines at a point in time upon delivery of gaming machines to our customers or distributors pursuant to the terms of the contract.

Gaming Systems

Gaming systems contracts with customers can include a comprehensive suite of technology solutions provided to gaming operators, including perpetual licenses to core system solutions and non-core system solutions and other applications and tools. Gaming systems products also include the *iVIEW* touch screen display, which facilitates the player experience, bonus features, customer service, employee functions and ongoing hardware and software maintenance services and upgrades.

Determination of performance obligations and timing of the transfer of control varies by contract. Generally, these contracts contain multiple promised goods and services, including the following: (i) core system software license; (ii) non-core system software license(s); (iii) professional services; (iv) system-based hardware; (v) in-game hardware products and (vi) software and hardware maintenance and product support.

Control transfers, and we recognize revenue, from the sale of perpetual gaming systems licenses and various hardware products at a point in time when the gaming system is available for use by a customer which is no earlier than the commencement of the license term, and for the hardware products, upon delivery. For contracts that include new core gaming system installations, control is not considered transferred until control of the core gaming system license is transferred as the additional promises are generally highly dependent on the core gaming system. Software and hardware maintenance and product support services are considered stand-ready obligations; therefore, control transfers and revenue is recognized over time over the term of the maintenance and support period.

Table Products

Table products revenue is generated from supplying and maintaining or selling table game products, primarily including automatic card shufflers, deck checkers, table roulette chip sorters and other land-based table gaming equipment. We transfer control and recognize revenue from the sale of table products at a point in time upon delivery to our customers or distributors pursuant to the terms of the contract. For supply and maintenance contracts, for which consideration is primarily based on a fixed monthly fee, we generally transfer control and recognize rental income over the term of the supply period and classify such rental income as service revenue. Such contracts are generally short-term in nature. We also license our proprietary table games content, for which revenue is recognized at a point in time under the licensing of intellectual property guidance as such licenses are functional licenses or over time for subscription arrangements to our proprietary table games content library.

SciPlay

SciPlay in-app purchase revenues are generated from the sale of virtual coins, chips and bingo cards ("coins, chips and cards"), which players can use to play casino-style slot games, table games and bingo games (i.e., spin in the case of slot games, bet in the case of table games and use bingo cards in the case of bingo games). SciPlay distributes its games through various global social web and mobile platforms such as *Facebook*, *Apple*, *Google, Amazon* and *Microsoft*. Control transfers, and SciPlay recognizes revenues, from player purchases of coins, chips and cards as the coins, chips and cards are consumed for game play and cannot be redeemed nor exchanged for cash. SciPlay determined through a review of play behavior that game players generally do not purchase additional coins, chips and cards until their existing coins, chips and cards balances have been substantially consumed. As SciPlay is able to track the duration between purchases of coins, chips and cards for individual game players for specific games, SciPlay is able to reliably estimate the period of time over which coins, chips and cards are consumed. Accordingly, for most games, SciPlay recognizes revenue using an item-based revenue model. Because SciPlay has control over the content and functionality of games before they are accessed by the end user, SciPlay has determined it is the principal and, as a result, revenues are recorded on a gross basis. Payment processing fees paid to platform providers (such as *Facebook*, *Apple*, *Amazon*, *Google* and *Microsoft*) are recorded within cost of services.

SciPlay also has contractual relationships with various advertising service providers for advertisements within certain games. Revenue from advertisements is recognized at a point in time when the advertisements are displayed. The transaction price is generally determined by a master contract or third-party statement of activity and based on the stated revenue share percentages. These revenues were immaterial for all periods presented.

All SciPlay revenue is classified as services revenue.

iGaming

iGaming revenue is generated from various games made available via our aggregation platforms, remote gaming servers and various other platforms, which deliver a wide spectrum of internally developed and branded games and popular third-party provided games to gaming operators. iGaming revenue is also generated from platform technology solutions, which provide gaming operators optional portals for reporting and administrative functions. We provide daily access to these platforms and are typically compensated based on variable consideration, such as a percentage of net gaming revenue, with variability generally resolved in the reporting period. All iGaming revenue is classified as services revenue.

Contract Liabilities and Other Disclosures

The following table summarizes the activity in our contract liabilities for the reporting period:

	Year Ended December 31, 2023
Contract liability balance, beginning of period[1]	$ 36
Liabilities recognized during the period	20
Amounts recognized in revenue from beginning balance	(29)
Contract liability balance, end of period[1]	$ 27

(1) Contract liabilities are included within Accrued liabilities and Other long-term liabilities in our consolidated balance sheets.

The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on our consolidated balance sheets. Other than contracts with customers with financing arrangements exceeding 12 months, revenue recognition is generally proximal to conversion to cash.

The following table summarizes our opening and closing balances in our receivables and contract assets:

	Receivables	Contract Assets[1]
End of period balance, December 31, 2022	$ 469	$ 24
End of period balance, December 31, 2023	543	24

(1) Contract assets are included primarily within Prepaid expenses, deposits and other current assets in our consolidated balance sheets.

(5) Restructuring and Other

Restructuring and other includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) major litigation; and (vi) acquisition- and disposition-related costs and other unusual items. The following table summarizes pre-tax restructuring and other costs for the periods presented:

	Year Ended December 31,					
	2023		2022		2021	
Employee severance and related	$	16	$	10	$	4
Strategic review and related[1]		40		83		97
Contingent acquisition consideration[2]		19		21		(1)
Legal and related (see Note 20)		—		8		25
Restructuring, integration and other		17		24		42
Total	$	92	$	146	$	167

(1) Includes costs associated with the SciPlay Merger, ASX listing, Divestitures (including ongoing separation activities), rebranding and related activities.
(2) Represents contingent consideration fair value adjustment (see Note 16).

(6) Basic and Diluted Net Income Attributable to L&W Per Share

Basic and diluted net income attributable to L&W per share is based upon net income attributable to L&W divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the effect of the assumed exercise of stock options and RSUs only in the periods in which such effect would have been dilutive to net income from continuing operations.

The below table presents a reconciliation of weighted average shares used in the calculation of basic and diluted earnings per share.

	Year Ended December 31,		
	2023	2022	2021
Weighted average shares for basic earnings per share	91	95	96
Stock options	—	—	1
RSUs	2	—	1
Weighted average shares for diluted earnings per share	93	95	98

Basic and diluted net income attributable to L&W per share was the same for the year ended December 31, 2022, as all common stock equivalents would have been anti-dilutive due to the net loss from continuing operations in that period. We excluded 2 million of stock options and 2 million of RSUs outstanding as of December 31, 2022 from the calculation of diluted weighted-average common shares outstanding for the year ended December 31, 2022.

(7) Receivables, Allowance for Credit Losses and Credit Quality of Receivables

Receivables

Receivables are recorded at the invoiced amount less allowance for credit losses and imputed interest, if any. For a portion of our receivables, we have provided extended payment terms with installment payment terms greater than 12 months and, in certain international jurisdictions, up to 36 months. We have a total of $46 million and $47 million in gross receivables with extended payment terms as of December 31, 2023 and 2022, respectively. Interest income, if any, is recognized ratably over the life of the receivable, and any related fees or costs to establish the receivables are charged to selling, general and administrative expense as incurred, as they are immaterial. Actual or imputed interest, if any, is determined based on current market rates at the time the receivables with extended payment terms originated and is recorded ratably over the payment period, which approximates the effective interest method. We generally impute interest income on all receivables with payment terms greater than one year that do not contain a stated interest rate. Our general policy is to recognize interest on receivables until a receivable is deemed non-performing, which we define as payments being overdue by 180 days beyond the agreed-upon terms. When a receivable is deemed to be non-performing, the item is placed on non-accrual status and interest income is recognized on a cash basis. Accrued interest, non-performing receivables and interest income were immaterial for all periods presented.

The following table summarizes the components of current and long-term receivables, net:

		As of December 31,		
		2023		**2022**
Current:				
Receivables	$	544	$	493
Allowance for credit losses		(38)		(38)
Current receivables, net		506		455
Long-term:				
Receivables		40		16
Allowance for credit losses		(3)		(2)
Long-term receivables, net		37		14
Total receivables, net	$	543	$	469

Allowance for Credit Losses

The receivables allowance for credit losses is our best estimate of the amount of expected credit losses in our existing receivables over the contractual term. We evaluate our exposure to credit loss on both a collective and individual basis. We evaluate such receivables on a geographic basis and take into account any relevant available information, which begins with historical credit loss experience and consideration of current and expected conditions and market trends (such as general economic conditions, other microeconomic and macroeconomic considerations, etc.) and reasonable and supportable forecasts that could impact the collectability of such receivables over the contractual term individually or in the aggregate. Changes in circumstances relating to these factors may result in the need to increase or decrease our allowance for credit losses in the future.

We manage our receivable portfolios using both geography and delinquency as key credit quality indicators. The following table summarizes geographical delinquencies of total receivables, net:

			As of					
	December 31, 2023		**Balances over 90 days past due**		**December 31, 2022**		**Balances over 90 days past due**	
Receivables:								
U.S. and Canada	$	344	$	13	$	297	$	5
International		240		50		212		34
Total receivables		584		63		509		39
Receivables allowance:								
U.S. and Canada		(17)		(3)		(18)		(5)
International		(24)		(12)		(22)		(22)
Total receivables allowance		(41)		(15)		(40)		(27)
Receivables, net	$	543	$	48	$	469	$	12

Account balances are charged against the allowances after all internal and external collection efforts have been exhausted and the potential for recovery is considered remote.

The activity in our allowance for receivable credit losses for the years ended December 31, 2023 and 2022 is as follows:

			2023				2022	
	Total		**U.S. and Canada**		**International**		**Total**	
Beginning allowance for credit losses	$	(40)	$	(18)	$	(22)	$	(54)
Provision		(5)		—		(5)		(2)
Charge-offs and recoveries		4		1		3		16
Allowance for credit losses as of December 31	$	(41)	$	(17)	$	(24)	$	(40)

At December 31, 2023, 9% of our total receivables, net, were past due by over 90 days compared to 3% at December 31, 2022.

Credit Quality of Receivables

In our Gaming machine sales business, we file UCC-1 financing statements domestically in order to retain a security interest in the gaming machines that underlie a significant portion of our domestic receivables until the receivable balance is fully paid. However, the value of the gaming machines, if repossessed, may be less than the balance of the outstanding receivable. For international customers, depending on the country and our historic collection experience with the customer, we may obtain pledge agreements, bills of exchange, guarantees, post-dated checks or other forms of security agreements designed to enhance our ability to collect the receivables, although a majority of our international receivables do not have these features. In our Gaming operations business, because we own the Participation gaming machines that are leased or otherwise provided to the customer, in a bankruptcy the customer has to generally either accept or reject the lease or other agreement and, if rejected, our gaming machines are returned to us. Our receivables related to revenue earned on Participation gaming machines and all other revenue sources are typically unsecured claims.

Due to the significance of our gaming machines to the ongoing operations of our casino customers, we may be designated as a key vendor in any bankruptcy filing by a casino customer, which can enhance our position above other creditors in the bankruptcy. Due to our successful collection experience and our continuing relationship with casino customers and their businesses, it is infrequent that we repossess gaming machines from a customer in partial settlement of outstanding receivable balances. In those unusual instances where repossession occurs to mitigate our exposure on the related receivable, the repossessed gaming machines are subsequently resold in the used gaming machine market; however, we may not fully recover the receivable from this re-sale.

We have certain concentrations of outstanding receivables in international locations that impact our assessment of the credit quality of our receivables. We monitor the macroeconomic and political environment in each of these locations in our assessment of the credit quality of our receivables. The international customers with significant concentrations (generally deemed to be exceeding 10%) of our receivables with terms longer than one year are in the Latin America region ("LATAM") and are primarily comprised of Mexico, Peru and Argentina. The following table summarizes our LATAM receivables:

	As of December 31, 2023		Current		Balances over 90 days past due
Receivables	$	59	$	43	$ 16
Allowance for credit losses		(17)		(10)	(7)
Receivables, net	$	42	$	33	$ 9

We continuously review receivables and, as information concerning credit quality and/or overall economic environment arises, reassess our expectations of future losses and record an incremental reserve if warranted at that time. Our current allowance for credit losses represents our current expectation of credit losses; however, future expectations could change as international unrest or other macro-economic factors impact the financial stability of our customers.

The fair value of receivables is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of December 31, 2023 and 2022, the fair value of receivables, net, approximated the carrying value due to contractual terms of receivables generally being less than 24 months.

(8) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out or weighted moving average method. Our inventory primarily consists of gaming machines and table products for sale and related parts. We determine the lower of cost or net realizable value of our inventory based on estimates of potentially excess and obsolete inventories after considering historical and forecasted demand and average selling prices. Our policy is to continuously review and assess the value of our inventory. We continuously monitor demand, assess our internal outlook and rationalize our product roadmap, all of which could result in recording adjustments to the valuation of inventory.

Inventories consisted of the following:

	As of December 31,			
	2023		2022	
Parts and work-in-process	$	113	$	124
Finished goods		64		37
Total inventories	$	177	$	161

Parts and work-in-process include parts for gaming machines and our finished goods inventory primarily consist of gaming machines for sale.

We recorded inventory valuation charges (recorded in Cost of products) of $14 million, $5 million and $12 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(9) Property and Equipment, net

Property and equipment are stated at cost, and when placed into service, are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Item	Estimated Life in Years
Gaming equipment	1 - 5
Machinery and equipment	3 - 15
Transportation equipment	3 - 8
Furniture and fixtures	5 - 10
Buildings and improvements	15 - 40

Costs incurred for equipment associated with specific Gaming contracts not yet placed into service are classified as construction in progress and are not depreciated until placed into service. Leasehold improvements are amortized over the lesser of the term of the corresponding lease or their useful life.

We periodically review the estimated useful lives of our fixed assets and assess the recoverability of long-lived assets (or asset groups) whenever events or changes in circumstances indicate that the carrying value of such an asset (or asset groups) may not be recoverable.

Property and equipment, net consisted of the following:

	As of December 31,	
	2023	2022
Land	$ 6	$ 6
Buildings and leasehold improvements	59	56
Gaming machinery and equipment	718	685
Furniture and fixtures	26	25
Construction in progress	7	9
Other property and equipment	94	88
Less: accumulated depreciation	(674)	(665)
Total property and equipment, net	$ 236	$ 204

Depreciation expense is excluded from Cost of services, Cost of products and Other operating expenses and is separately presented within D&A.

	Year Ended December 31,		
	2023	2022	2021
Depreciation expense	$ 117	$ 111	$ 120

(10) Acquisitions

We account for business combinations in accordance with ASC 805, which requires us to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination, with certain exceptions for contract assets and contract liabilities in accordance with ASC 606. Certain provisions of this standard prescribe, among other things, the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration) and the exclusion of transaction- and acquisition-related costs from acquisition accounting. If the assets acquired do not meet the definition of a business under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets rather than a business combination. In an asset acquisition, we allocate the cost of the group of assets acquired to the individual assets acquired or liabilities assumed based on the relative fair values of net identifiable assets acquired, and no goodwill is recorded.

2022 Acquisitions

In March 2022, SciPlay acquired 80% of all issued and outstanding share capital of privately held Alictus Yazilim Anonim Şirketi ("Alictus"), a Turkey-based hyper-casual game studio for approximately $108 million cash consideration, net of cash acquired. The remaining 20% will be acquired ratably for potential additional consideration payable annually based upon the achievement of specified revenue and earnings targets by Alictus during each of the five years following the acquisition date. Any future payments associated with the acquisition of the remaining 20% will represent a redeemable non-controlling interest, with a minimum payout of $0 million and a maximum payout of $200 million. The Alictus acquisition expands SciPlay's business in the casual gaming market, growing its game pipeline and diversifying its revenue streams as it advances its strategy to be a diversified global game developer. Alictus has been included in our SciPlay business segment.

In April 2022, we acquired Playzido Limited ("Playzido"), a dynamic content creation platform provider and game supplier, which is expected to accelerate the pace at which we can partner with game studios and operators to expand our iGaming content offering. Playzido has been included in our iGaming business segment.

In October 2022, we acquired substantially all of the assets of House Advantage, LLC ("House Advantage"), a leading loyalty and marketing software and technology provider, which expands our Gaming systems offering with enhanced loyalty capabilities. House Advantage has been included in our Gaming business segment and was accounted for as an asset acquisition.

The following table summarizes an aggregate disclosure related to acquisitions completed during the year ended December 31, 2022:

Total consideration	Cash paid, net of cash acquired[1]	Contingent consideration/ Redeemable non-controlling interest[2]	Allocation of purchase price to Intangible assets, net[3]	Weighted average useful life of acquired intangible assets	Excess purchase price allocated to Goodwill[4]
$ 171	$ 133	$ 25	$ 64	6 Years	$ 101

(1) Exclusive of $6 million acquired in short term investments.

(2) Fair values were determined using an income approach primarily based on reaching certain revenue and earnings-based metrics, with discount rates ranging between 2% and 16% and a maximum payout of up to $213 million.

(3) Intangible assets primarily consist of intellectual property, consisting of games technology and content platforms, and trade names. For those acquired in business combinations, the fair value of these intangible assets was determined using an income approach method and level 3 inputs in the hierarchy as established by ASC 820. The discount rates used in the valuation analyses ranged between 16% and 18%. Royalty rates used for the trade names as well as acquired game content and related technology ranged between 1% and 3% and 20% and 21%, respectively.

(4) The factors contributing to the recognition of acquisition goodwill are based on game portfolio and platform diversification, expected synergies, assembled workforce and other strategic benefits. None of the resultant goodwill is expected to be deductible for income tax purposes.

2021 Acquisitions

Acquisitions Related to Continuing Operations

In July 2021, SciPlay acquired privately held Koukoi Games Oy ("Koukoi"), a developer and operator of casual mobile games. Koukoi has been included in our SciPlay business segment, and the purchase was accounted for as an asset acquisition.

In August 2021, we acquired privately held Lightning Box Games ("Lightning Box"), an iGaming content studio. Lightning Box has been included in our iGaming business segment.

In October 2021, we signed a definitive agreement to acquire Automated Cashless Systems, Inc.'s ("ACS") table game solution PLAYON™ ("PlayOn™"), a cashless product line that provides players with a debit solution at live table games. PlayOn was re-named to "Access To On Demand Money" ("ATOM™") and is included in our Gaming business segment.

In November 2021, we acquired Authentic Gaming, a premium provider of live casino solutions, which has been included in our iGaming business segment.

In December 2021, we acquired ELK Studios, a leading European games developer, which has been included in our iGaming business segment.

Acquisitions Related to Discontinued Operations

In May 2021, we acquired SportCast Pty, Limited ("SportCast"), a privately held sports-betting content and player engagement technology and platform supplier, which was included in the Sports Betting Business.

In September 2021, we acquired Sideplay Entertainment, a digital "e-instant" content studio, which was included in the Lottery Business.

The following table summarizes an aggregate disclosure related to acquisitions completed during the year ended December 31, 2021:

	Total consideration		Cash paid, net of cash acquired		Contingent consideration[1]		Allocation of purchase price to Intangible assets, net[2]		Weighted average useful life of acquired intangible assets	Excess purchase price allocated to Goodwill[3]	
Acquisitions related to continuing operations	$	252	$	186	$	45	$	52	6.4 Years	$	191
Acquisitions related to discontinued operations[4]		106		18		25		35	6 Years		77
Aggregate total	$	358	$	204	$	70	$	87		$	268

(1) Contingent acquisition consideration values are primarily based on reaching certain earnings-based metrics and were determined by fair value and included in the consideration transferred. The fair value was primarily determined using an income approach method and level 3 inputs in the hierarchy as established by ASC 820.

(2) Intangible assets primarily consist of technology-based and customer relationship intangible assets. The fair value of these intangible assets was determined using an income approach method and level 3 inputs in the hierarchy as established by ASC 820. The discount rates and royalty rates used in the valuation analyses ranged between 15% and 29% and 1% and 52%, respectively.

(3) The factors contributing to the recognition of acquisition goodwill are based on customer offering diversification, expected synergies, assembled workforce and other strategic benefits. None of the resultant goodwill is expected to be deductible for income tax purposes.

(4) The SportCast acquisition's total consideration transferred included a $63 million increase in fair value of the option agreement to acquire SportCast, which resulted in a $63 million gain recorded in Net income from discontinued operations, net of tax, in our consolidated statements of operations for the year ended December 31, 2021. The fair value of the option was determined using an income approach method and level 3 inputs in the hierarchy as established by ASC 820. The discount rate used in the valuation analyses was 15%.

The revenue and earnings associated with all of the above acquisitions were not significant to our consolidated financial statements.

(11) Intangible Assets, net and Goodwill

Intangible Assets, net

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of two to fifteen years with no estimated residual values, which materially approximates the expected pattern of use. Factors considered when assigning useful lives include legal, regulatory and contractual provisions, product obsolescence, demand, competition and other economic factors. The following tables present certain information regarding our intangible assets as of December 31, 2023 and 2022.

	As of December 31,										
	2023						2022				
	Gross Carrying Value		Accumulated Amortization		Net Balance		Gross Carrying Value		Accumulated Amortization		Net Balance
Amortizable intangible assets:											
Customer relationships	$	904	$	(567)	$	337	$	902	$	(503)	$ 399
Intellectual property		947		(771)		176		948		(714)	234
Licenses		290		(217)		73		371		(273)	98
Brand names		129		(120)		9		129		(108)	21
Trade names		163		(157)		6		162		(122)	40
Patents and other		11		(7)		4		12		(7)	5
Total intangible assets	$	2,444	$	(1,839)	$	605	$	2,524	$	(1,727)	$ 797

The following reflects intangible amortization expense included within D&A:

	Year Ended December 31,		
	2023	2022	2021
Amortization expense[1]	$ 199	$ 239	$ 197

(1) The year ended December 31, 2023 includes an intangible assets non-cash impairment charge of $4 million related to SciPlay restructuring of a certain foreign studio.

Estimated intangible asset amortization expense for the year ending December 31, 2024 and each of the subsequent four years:

	Year Ending December 31,				
	2024	2025	2026	2027	2028
Amortization expense	$ 148	$ 117	$ 105	$ 97	$ 71

During the fourth quarter of 2021 and as a result of corporate-wide rebranding, we determined that useful lives for certain of our finite-lived and previously indefinite-lived trade names in our Gaming business segment warranted a change. We first performed an impairment assessment, which indicated that carrying values of these trade names were not impaired. The change in useful life determination was treated as a change in estimate with a $109 million carrying value of these legacy trade names being amortized on a straight-line basis beginning in the fourth quarter of 2021 over twenty months, which materially approximated the expected pattern of use. The incremental expense of this change for the years ended December 31, 2023, 2022 and 2021 was $29 million, $59 million and $10 million, respectively, and recorded in D&A.

We assess the recoverability of long-lived assets and intangible assets with finite useful lives whenever events arise or circumstances change that indicate the carrying value of an asset may not be recoverable. Recoverability of long-lived assets (or asset groups) to be held and used is measured by a comparison of the carrying value of the asset (or asset group) to the expected net future undiscounted cash flows to be generated by that asset (or asset group). Any impairment of other long-lived assets and intangible assets with finite lives is measured by the amount by which the carrying value of the asset exceeds the fair market value of the asset.

Goodwill

The table below reconciles the change in the carrying value of goodwill, by business segment, for the period from December 31, 2021 to December 31, 2023.

	Gaming[1]	SciPlay	iGaming	Totals
Balance as of December 31, 2021	$ 2,405	$ 126	$ 361	$ 2,892
Acquired goodwill	—	93	8	101
Foreign currency adjustments	(32)	(6)	(36)	(74)
Balance as of December 31, 2022	2,373	213	333	2,919
Foreign currency adjustments	15	(3)	14	26
Balance as of December 31, 2023	$ 2,388	$ 210	$ 347	$ 2,945

(1) Accumulated goodwill impairment charges for the Gaming segment as of December 31, 2023 were $989 million.

Goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed of acquired companies. We test goodwill for impairment annually as of October 1 of each fiscal year or more frequently if events arise or circumstances change that indicate that it is "more likely than not" that the fair value of a reporting unit is less than its carrying value.

We evaluate goodwill at the reporting unit level by comparing the carrying value of each reporting unit to its fair value using a quantitative impairment test or qualitative assessment, as deemed appropriate. Under the qualitative assessment option, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, which is commonly referred to as "Step 0." If it is determined that it is not more likely than not that the fair value is less than the carrying value, goodwill is not considered impaired. For reporting units where we perform the quantitative test, we are required to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows and a market approach, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit's fair value determined based on the quantitative test, not to exceed the total amount of goodwill allocated to that reporting unit.

We review our operating segments in accordance with ASC 350 to determine reporting units within our operating segments based on the availability of discrete financial information that is regularly reviewed by segment management. We determined that we have six reporting units: Gaming, U.K. Gaming, Casino Management Systems, Table Products, SciPlay, and iGaming. For business segment information, see Note 3.

Our annual goodwill impairment tests as of October 1, 2023 indicated it was more likely than not that the fair values of each of our reporting units that have goodwill exceeded their respective carrying values.

(12) Software, net

We capitalize direct costs used in the development of internal-use software. Amounts capitalized are amortized over a period of two to ten years on a straight-line basis.

We purchase, license and incur costs to develop external use software to be used in the products we sell, lease or market to customers. Costs incurred in creating software are expensed when incurred as R&D until technological feasibility has been established, after which costs are capitalized up to the date the software is available for general release to customers. Generally, the software we develop reaches technological feasibility when a working model of the software is available. We capitalize the payments made for software that we purchase or license for use in our products that has previously met the technological feasibility criteria prior to our purchase or license. Amortization of capitalized software costs is recorded over the estimated economic life, which is typically two to ten years.

For our new game themes, we have determined that such products generally reach technological feasibility when internal testing is complete and the product is ready to be submitted to gaming regulators for approval. We incur and capitalize regulatory approval costs for our game themes after technological feasibility is achieved. Amortization of regulatory approval costs is recorded over the estimated economic life, which is typically two to four years.

Software, net consisted of the following:

| | As of December 31, | |
	2023	2022
Software	$ 1,083	$ 1,064
Accumulated amortization	(925)	(919)
Software, net	$ 158	$ 145

In the years ended December 31, 2023 and 2022, we capitalized $85 million and $76 million, respectively, of development expenditures.

The following reflects amortization of software included within D&A:

| | Year Ended December 31, | | |
	2023	2022	2021
Amortization expense	$ 68	$ 70	$ 81

(13) Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,	
	2023	2022
Compensation and benefits[1]	$ 139	$ 113
Accrued interest	35	44
Accrued licenses	31	27
Legal matters	12	11
Contract liabilities (including customer advances, deposits and funds held on behalf of customers)	25	32
Taxes, other than income	10	11
Operating lease liabilities	19	17
Contingent acquisition consideration liabilities	39	34
Other	94	91
Total	$ 404	$ 380

(1) Includes $67 million and $24 million in liability-classified equity awards as of December 31, 2023 and 2022, respectively.

(14) Leases and Other Commitments

Leases

Our operating leases primarily consist of real estate leases such as offices, warehouses, and research and development facilities. Our leases have remaining lease terms ranging from one to nine years, some of which include options to extend the leases for up to three years or to terminate the leases within one year. Our finance leases are immaterial.

Our total operating lease expense was $23 million, $22 million and $21 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total amount of variable and short-term lease payments was immaterial for all periods presented.

Supplemental balance sheet and cash flow information related to operating leases is as follows:

	As of December 31,	
	2023	2022
Operating lease right-of-use assets	$ 52	$ 49
Accrued liabilities	19	17
Operating lease liabilities	39	37
Total operating lease liabilities	$ 58	$ 54
Weighted average remaining lease term, years	4	4
Weighted average discount rate	6 %	5 %

	Year Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 22	$ 20	$ 19
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	$ 16	$ 17	$ 15

Lease liability maturities:

	2024	2025	2026	2027	2028	Thereafter	Less Imputed Interest	Total
Operating leases	$ 19	$ 18	$ 14	$ 7	$ 4	$ 2	$ (6)	$ 58

As of December 31, 2023, we did not have material additional operating leases that have not yet commenced.

Other Commitments

U.S. 401(k) plan

We have a 401(k) plan for U.S.-based employees. Those employees who participate in our 401(k) plan are eligible to receive matching contributions from us for the first 6% of participant contributions (as defined in the plan document). Contribution expense for the years ended December 31, 2023, 2022 and 2021 amounted to $9 million, $8 million and $6 million, respectively.

(15) Long-Term Debt

Outstanding Debt

The following table reflects our outstanding debt:

| | | | | As of December 31, | | | |
| | | | | 2023 | | | 2022 |
	Final Maturity	Rate(s)	Face Value	Unamortized debt discount/ premium and deferred financing costs, net	Book Value	Book Value
Senior Secured Credit Facilities:						
LNWI Revolver	2027	variable	$ —	$ —	$ —	$ —
LNWI Term Loan B	2029	variable	2,167	(26)	2,141	2,159
LNWI Senior Notes:						
2025 Unsecured Notes	2025	8.625%	—	—	—	545
2028 Unsecured Notes	2028	7.000%	700	(6)	694	693
2029 Unsecured Notes	2029	7.250%	500	(5)	495	495
2031 Unsecured Notes	2031	7.500%	550	(7)	543	—
Other	—	—	1	—	1	2
Total long-term debt outstanding			$ 3,918	$ (44)	$ 3,874	$ 3,894
Less: current portion of long-term debt					(22)	(24)
Long-term debt, excluding current portion					$ 3,852	$ 3,870
Fair value of debt[1]			$ 3,968			

(1) Fair value of our fixed rate and variable interest rate debt is classified within Level 2 in the fair value hierarchy and has been calculated based on the quoted market prices of our securities.

The following reflects the principal amount of debt payments due over the next five years and beyond as of December 31, 2023:

Due	Total Principal Due	Series of Debt	Principal Due per Series of Debt
2024	$ 22	Term Loan B	$ 22
2025	22	Term Loan B	22
2026	23	Term Loan B	22
		Other	1
2027	22	Term Loan B	22
		Drawn Revolving Credit Facility	—
2028	722	Term Loan B	22
		2028 Unsecured Notes	700
2029 and beyond	3,107	Term Loan B	2,057
		2029 Unsecured Notes	500
		2031 Unsecured Notes	550
Unamortized discount and deferred financing costs	(44)		
Total debt book value as of December 31, 2023	$ 3,874		

Credit Agreement

L&W and certain of its subsidiaries are party to the LNWI Credit Agreement. This credit agreement includes (a) the LNWI Revolver, a revolving credit facility of $750 million that matures April 14, 2027, with up to $350 million available for issuances of letters of credit and (b) the LNWI Term Loan B, a term loan facility with an initial aggregate principal amount of $2.2 billion that matures April 14, 2029.

The LNWI Term Loan B amortizes in equal quarterly installments in an amount equal to 1.00% per annum of the stated principal amount thereof, with the remaining balance due at final maturity. LNWI may voluntarily prepay all or any portion of outstanding amounts under the LNWI Credit Agreement at any time, without premium or penalty, subject to redeployment costs in the case of a prepayment of Adjusted Term SOFR Rate (as defined in the LNWI Credit Agreement) loans on a day that is not the last day of the relevant interest period.

The interest rate for the Term Loan B was either (i) Adjusted Term SOFR Rate (as defined in the LNWI Credit Agreement), which includes a credit spread adjustment ranging from 10 to 25 basis points, plus 3.00% per annum or (ii) a base rate plus 2.00% per annum. The interest rate for revolver borrowings is either (i) Adjusted Term SOFR Rate (or an alternative benchmark rate for non-US dollar borrowings) plus 2.00% per annum or (ii) a base rate plus 1.00% per annum, with one 0.25% per annum step-up and one 0.25% per annum step-down based on LNWI's Consolidated Net First Lien Leverage Ratio (as defined in the LNWI Credit Agreement) at the end of future fiscal quarters. LNWI is required to pay commitment fees to revolving lenders on the actual daily unused portion of the revolving commitments at a rate of 0.30% per annum through maturity, subject to a step-down to 0.25% per annum or a step-up to 0.35% per annum based upon the achievement of certain Consolidated Net First Lien Leverage Ratios.

On January 16, 2024, we amended the LNWI Credit Agreement and reduced the applicable margin on the LNWI Term Loan B. Following the amendment, the interest rate for the Term Loan B is either (i) Adjusted Term SOFR Rate (as defined in the LNWI Credit Agreement) plus 2.75% per annum or (ii) a base rate plus 1.75% per annum.

2028, 2029 and 2031 Unsecured Notes

On August 23, 2023, LNWI issued $550 million in aggregate principal amount of its 2031 Unsecured Notes. The net proceeds of the 2031 Unsecured Notes offering, together with cash on hand, were used to redeem all $550 million of the 2025 Unsecured Notes and to pay accrued and unpaid interest thereon plus related premiums, fees and expenses.

On November 26, 2019, LNWI issued $700 million in aggregate principal amount of its 2028 Unsecured Notes and $500 million in aggregate principal amount of its 2029 Unsecured Notes. We used the net proceeds of the 2028 Unsecured Notes and the 2029 Unsecured Notes, together with cash on hand and borrowings under the revolving credit facility, to redeem $1.4 billion in previously outstanding notes and pay accrued and unpaid interest thereon plus related premiums, fees, and costs, which redemption was completed on December 12, 2019, and to pay related fees and expenses of the offering.

The following table sets forth the date of the indenture, redemption prices and dates and ranking, guarantees and collateral for each of our outstanding series of notes:

Series of Notes	Indenture Date	Redeemable at Make Whole Price Prior To[1]	Ranking, Guarantees and Collateral
2028 Unsecured Notes	November 26, 2019	May 15, 2023	Senior Unsecured
2029 Unsecured Notes	November 26, 2019	November 15, 2024	Senior Unsecured
2031 Unsecured Notes	August 23, 2023	September 1, 2026	Senior Unsecured

(1) Refers to the date prior to which such series of notes may be redeemed at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of redemption plus a "make whole" premium. On or after such date, such notes may be redeemed at the prices specified in the indenture governing such notes.

Ranking, Guarantees and Collateral

Borrowings under the LNWI Credit Agreement are senior secured obligations of LNWI, rank equally to all of LNWI's existing and future senior debt and rank senior to all of LNWI's existing and future senior subordinated debt, if any. The Unsecured Notes are senior unsecured obligations of LNWI, rank equally to all of LNWI's existing and future senior debt and rank senior to all of LNWI's existing and future senior subordinated debt, if any.

Borrowings under the LNWI Credit Agreement and the Senior Notes are guaranteed by us and each of our current and future direct and indirect wholly-owned domestic subsidiaries (other than LNWI and certain immaterial subsidiaries), subject to certain customary exceptions as set forth in the LNWI Credit Agreement and the indentures governing such notes. Borrowings under the LNWI Credit Agreement and the Senior Notes are structurally subordinated to all of the liabilities of our Non-Guarantor Subsidiaries.

The obligations under the LNWI Credit Agreement are secured by a first priority lien on (1) substantially all the property and assets (real and personal, tangible and intangible) of LNWI and the other guarantors, and (2) 100% of the capital stock (or other equity interests) of the direct domestic subsidiaries of L&W, LNWI and the guarantors and 65% of the capital stock (or other equity interests) of the direct foreign subsidiaries of L&W, LNWI and the guarantors, in each case, subject to certain customary exceptions.

Restrictive Covenants

The credit facilities are subject to customary affirmative and negative covenants as well as a financial covenant. The financial covenant in the LNWI Credit Agreement is solely for the benefit of the revolving facility, is tested at the end of each fiscal quarter if the outstanding borrowings (excluding up to $5 million of undrawn letters of credit and any cash collateralized letters of credit) under the revolving facility exceed 30% of the commitments under the revolving facility, and requires that L&W and its Restricted Subsidiaries not be in excess of a maximum Consolidated Net First Lien Leverage Ratio of 4.50:1.00.

Failure to comply with any of the covenants in these agreements could result in a default under these agreements and under other agreements containing cross-default provisions. Such a default would permit lenders to accelerate the maturity of the debt under these agreements and other agreements containing cross-default provisions and, in the case of the LNWI Credit Agreement, to foreclose upon any collateral securing such debt.

We were in compliance with the financial covenants under our debt agreements as of December 31, 2023.

Debt Issuance Costs and Loss on Debt Financing Transactions

We capitalize debt issuance costs associated with long-term financing arrangements and amortize the deferred debt issuance costs over the term of the arrangement using the effective interest method. The capitalized debt issuance costs associated with long-term debt financing, other than line-of-credit arrangements, are presented as a direct reduction from the carrying value of long-term debt, consistent with the treatment of unamortized debt discount. In connection with the new credit agreement in April 2022, we capitalized $44 million in financing costs, $33 million of which were presented as a reduction to long-term debt and $11 million were related to our revolving facility and included in other assets on our consolidated balance sheets. In connection with the issuance of the 2031 Unsecured Notes, we capitalized $8 million in financing costs presented as a reduction to long-term debt.

The following are components of the loss on debt financing transactions resulting from debt extinguishment and modification accounting:

	Years Ended December 31,		
	2023	2022	2021
Repayment of principal balance at premium	$ 12	$ 90	$ —
Unamortized debt discount and deferred financing costs, net	3	57	—
Total loss on debt financing transactions	$ 15	$ 147	$ —

(16) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset and liability in an orderly transaction between market participants at the measurement date. We estimate the fair value of our assets and liabilities when required using an established three-level hierarchy in accordance with ASC 820.

The fair value of our financial assets and liabilities is determined by reference to market data and other valuation techniques as appropriate. We believe the fair value of our financial instruments, which are principally cash and cash equivalents, restricted cash, receivables, other current assets, accounts payable and accrued liabilities, approximates their recorded values. Our assets and liabilities measured at fair value on a recurring basis are described below.

Derivative Financial Instruments

As of and for the year ended December 31, 2023, we held the following derivative instruments that were accounted for pursuant to ASC 815:

Interest Rate Swap Contracts

We use interest rate swap contracts as described below to manage exposure to interest rate fluctuations by reducing the uncertainty of future cash flows on a portion of our variable rate debt.

In April 2022, we entered into interest rate swap contracts to hedge a portion of our interest expense associated with our variable rate debt to effectively fix the interest rate that we pay. These interest rate swap contracts were designated as cash flow hedges under ASC 815. We pay interest at a weighted-average fixed rate of 2.8320% and receive interest at a variable rate equal to one-month Chicago Mercantile Exchange Term SOFR. The total notional amount of these interest rate swaps was $700 million as of December 31, 2023. These hedges mature in April 2027. We also previously had interest rate swap contracts that matured in February 2022.

Our hedges are highly effective in offsetting changes in our future expected cash flows due to the fluctuation in the variable rates associated with our variable rate debt. We qualitatively monitor the effectiveness of these hedges on a quarterly basis. As a result of the effective matching of the critical terms on our variable rate interest expense being hedged to the hedging instruments being used, we expect these hedges to remain highly effective.

All gains and losses from these hedges are recorded in other comprehensive income (loss) until the future underlying payment transactions occur. Any realized gains or losses resulting from the hedges are recognized (together with the hedged transaction) as interest expense. We estimate the fair value of our interest rate swap contracts by discounting the future cash flows of both the fixed rate and variable rate interest payments based on market yield curves. The inputs used to measure the fair value of our interest rate swap contracts are categorized as Level 2 in the fair value hierarchy as established by ASC 820.

The following table shows the gain and interest expense on our interest rate swap contracts:

| | Year Ended December 31, | | |
	2023	2022	2021
(Loss) gain recorded in accumulated other comprehensive loss, net of tax	$ (7)	$ 27	$ 14
Interest income (expense) recorded related to interest rate swap contracts	15	(7)	(19)

We do not expect to reclassify material amounts from accumulated other comprehensive loss to interest expense in the next twelve months.

The following table shows the effect of interest rate swap contracts designated as cash flow hedges on interest expense in the consolidated statements of operations:

| | Year Ended December 31, | | |
	2023	2022	2021
Total interest expense which reflects the effects of cash flow hedges	$ (309)	$ (327)	$ (478)
Hedged item	(20)	(17)	(20)
Derivative designated as hedging instrument	35	10	1

The following table shows the fair value of our hedges:

| | | As of December 31, | |
	Balance Sheet Line Item	2023	2022
Interest rate swaps[1]	Other assets	$ 20	$ 30

(1) The inputs used to measure the fair value of our interest rate swap contracts are categorized as Level 2 in the fair value hierarchy.

Contingent Acquisition Consideration Liabilities

In connection with our acquisitions, we have recorded certain contingent consideration liabilities (including redeemable non-controlling interest), of which the values are primarily based on reaching certain earnings-based metrics. The related liabilities were recorded at fair value on their respective acquisition dates as a part of the consideration transferred and are remeasured each reporting period (other than for redeemable non-controlling interest, which is measured based on its redemption value). The inputs used to measure the fair value of our liabilities are categorized as Level 3 in the fair value hierarchy.

The table below reconciles the change in the contingent acquisition consideration liabilities (including deferred purchase price) for the period from December 31, 2022 to December 31, 2023.

	Total	Included in Accrued Liabilities	Included in Other Long-Term Liabilities
Balance as of December 31, 2022	$ 79	$ 34	$ 45
Payments	(35)		
Fair value adjustments[1]	19		
Other adjustments[2]	(4)		
Balance as of December 31, 2023	$ 59	$ 39	$ 20

(1) Amount included in Restructuring and other (see Note 5).

(2) Primarily represents extinguishment of $3 million in redeemable non-controlling interest liability associated with SciPlay's acquisition of Alictus Yazilim Anonim Şirketi in 2022, as specified financial targets for the first year were not met. The charge was recorded in other income, net in our consolidated statements of operations.

(17) Stockholders' Equity

The following reflects total stock-based compensation expense recognized under all programs:

	Year Ended December 31,		
	2023	2022	2021
Related to L&W stock options	$ —	$ 1	$ 31
Related to L&W RSUs	89	56	75
Related to SciPlay RSUs[1]	29	12	7
Total[2]	$ 118	$ 69	$ 113

(1) Stock-based compensation expense related to SciPlay RSUs was for awards granted prior to the SciPlay Merger. Upon completion of the SciPlay Merger, these RSUs were converted to awards denominated in L&W shares, as discussed below within *SciPlay Long-Term Incentive Plan and Modification*.

(2) The years ended December 31, 2023, 2022 and 2021 include $63 million, $24 million and $34 million, respectively, classified as liability awards.

The following table sets forth the change in the number of shares of common stock outstanding during the fiscal years ended December 31, 2023 and 2022:

	December 31,	
	2023	2022
Shares outstanding as of beginning of period	91	97
Shares issued as part of equity-based compensation plans and the employee stock purchase plan ("ESPP"), net of shares surrendered	1	1
Shares repurchased into treasury stock	(2)	(7)
Shares outstanding as of end of period	90	91

L&W Stock-Based and Other Incentive Compensation

Pursuant to our incentive stock plans, we offer stock-based compensation in the form of stock options and RSUs to employees and our non-employee directors. The terms of such stock option and RSU awards, including the vesting schedule of such awards, are determined at our discretion and subject to the terms of the applicable equity-based compensation plan. We also offer an ESPP, which allows for a total of up to 2 million shares of common stock to be purchased by eligible employees under offerings made each January 1 and July 1. Employees participate through payroll deductions up to a maximum of 15% of eligible compensation. The term of each offering period is six months, and shares are purchased on the last day of the offering period at a 15% discount to the stock's market value. For offering periods in 2023, 2022 and 2021, we issued approximately 38,000, 50,000 and 40,000 shares of common stock, respectively, at average prices of $63.85, $44.08 and $60.09 per share, respectively.

Options granted over the last several years have generally become exercisable in four equal installments beginning on the first anniversary of the date of grant or when certain performance targets are determined to have been met, in all cases, with a maximum term of ten years. RSUs typically vest in three or four equal installments beginning on the first anniversary of the date of grant or when certain performance targets are determined to have been met.

We recognize expense for stock-based compensation plans based on the estimated grant date fair value of the related awards in accordance with ASC 718. Stock options are granted with exercise prices that are not less than the fair market value of our common stock on the date of grant. We periodically grant certain stock-based awards that are contingent upon L&W or certain of our subsidiaries achieving certain pre-determined financial performance targets. Upon determining that the performance target is probable, the fair value of the award is recognized over the service period. Determining the probability of achieving a performance target requires estimates and judgment.

As of December 31, 2023, we had approximately 27 million shares of common stock authorized for awards under the 2003 Incentive Compensation Plan, as amended and restated (the "2003 Plan") (plus available shares from a pre-existing equity-based compensation plan). As of December 31, 2023, we had approximately 4 million shares reserved under the 2003 Plan for future grants of equity awards and less than 0.1 million shares available under a pre-existing plan.

Stock Options

A summary of the changes in stock options outstanding under our equity-based compensation plans during 2023 is presented below:

	Number of Options	Weighted Average Remaining Contract Term (Years)	Weighted Average Exercise Price (per share)	Aggregate Intrinsic Value
Options outstanding as of December 31, 2022	1.8	3.5	$ 34.40	$ 45
Granted	—	—	$ —	$ —
Exercised	(0.3)	—	$ 31.81	$ 14
Cancelled	—	—	$ —	$ —
Options outstanding as of December 31, 2023	1.5	3.1	$ 34.98	$ 72
Options exercisable as of December 31, 2023	1.5	3.0	$ 34.85	$ 72
Options expected to vest as of December 31, 2023	—	7.2	$ 54.56	$ —

No stock options were granted during the period ended December 31, 2023. The weighted-average grant date fair value of options granted during 2022 and 2021 was $57.67 and $74.16, respectively. The aggregate intrinsic value of the options exercised during the years ended December 31, 2023, 2022 and 2021 was approximately $14 million, $3 million and $7 million, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used in the model are outlined in the following table:

	2022	2021
Assumptions:		
Expected volatility	71 %	74 %
Risk-free interest rate	3.01 %	0.96 %
Dividend yield	—	—
Expected life (in years)	6	6

The computation of the expected volatility is based on historical daily stock prices over a period commensurate with the expected life of the option. Expected life is based on annual historical employee exercise behavior of option grants with similar vesting periods and option expiration dates. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities of comparable terms. We do not anticipate paying dividends in the foreseeable future.

At December 31, 2023, unrecognized stock-based compensation expense relating to unvested stock options was not material. During the year ended December 31, 2023, we received $11 million in cash from the exercise of stock options.

Restricted Stock Units

A summary of the changes in RSUs outstanding under our equity-based compensation plans during 2023 is presented below:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested RSUs as of December 31, 2022	1.7	$ 46.66
Granted	1.2	$ 59.10
SciPlay Converted RSUs	0.6	$ 54.57
Vested	(1.0)	$ 45.00
Cancelled	(0.2)	$ 50.38
Unvested RSUs as of December 31, 2023	2.3	$ 55.53

The weighted-average grant date fair value of RSUs granted during 2023 and 2022 was $59.10 and $56.88, respectively. The fair value of each RSU grant is based on the market value of our common stock at the time of grant. At December 31, 2023, we had $80 million of unrecognized stock-based compensation expense relating to all unvested RSUs amortized over a weighted-average period of approximately two years. The fair value at vesting date of RSUs vested during the years ended December 31, 2023, 2022 and 2021 was $62 million, $118 million and $88 million, respectively.

SciPlay Long-Term Incentive Plan and Modification

In 2019, we adopted the SciPlay Long-Term Incentive Plan ("SciPlay LTIP"). The SciPlay LTIP authorized the issuance of up to 6.5 million shares of SciPlay's Class A common stock to be granted in connection with awards of incentive and nonqualified stock options, restricted stock, RSUs, stock appreciation rights and performance-based awards.

In connection with the SciPlay Merger, all of the outstanding RSUs and performance-based RSUs previously granted to SciPlay employees were converted to awards denominated in shares of L&W common stock. The share conversion was calculated using a ratio in which the numerator is the $22.95 per share of merger consideration paid to holders of SciPlay Class A common stock and the denominator is the average of the volume-weighted averages of the L&W common stock prices on each of the ten consecutive trading days ending on (and including) the trading day that was two trading days prior to the date of the merger agreement. Approximately 2.0 million time-based and performance-based SciPlay RSUs with an average grant price of $16.39 per share of SciPlay Class A common stock were converted in the SciPlay Merger as described above. These awards were converted into approximately 0.6 million L&W awards, resulting in total modified compensation cost of $35 million, which will continue to be expensed over the life of the awards. As of December 31, 2023, $27 million is expected to be expensed over the remaining service period of the affected awards, a weighted average of 1.3 years.

Share Repurchase Program

On February 25, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase, from time to time through February 25, 2025, up to an aggregate amount of $750 million of shares of our outstanding common stock. Repurchases may be made at the discretion of the Transaction Committee of the Board of Directors through one or more open market transactions, privately negotiated transactions, accelerated share repurchases, issuer tender offers or other derivative contracts or instruments, or a combination of the foregoing. During the year ended December 31, 2023, we repurchased 2.4 million shares of common stock under the program at an aggregate cost of $171 million (including excise tax).

During the year ended December 31, 2023 and prior to the SciPlay Merger and termination of the SciPlay share repurchase program, SciPlay repurchased 1.4 million shares of Class A common stock at an aggregate cost of $23 million.

(18) Accumulated Other Comprehensive Loss

The accumulated balances for each classification of other comprehensive loss are presented below:

	Foreign Currency Items	Derivative Financial Instruments[1]	Unrecognized pension benefit costs, net of taxes[2]	Accumulated Other Comprehensive Loss
Balance at January 1, 2021	$ (171)	$ (17)	$ (30)	$ (218)
Change during period	(74)	14	17	(43)
Reclassified into operations	—	—	—	—
Balance at December 31, 2021	$ (245)	$ (3)	$ (13)	$ (261)
Change during period	(158)	27	—	(131)
Reclassified into operations[3]	61	—	13	74
Balance at December 31, 2022	$ (342)	$ 24	$ —	$ (318)
Change during period	42	(7)	—	35
Reclassified into operations	—	—	—	—
Balance at December 31, 2023	$ (300)	$ 17	$ —	$ (283)

(1) The change during the period is net of income taxes of $2 million, $7 million and $15 million in 2023, 2022 and 2021, respectively.

(2) The change during the period is net of income taxes of $3 million and $5 million in 2022 and 2021, respectively.

(3) Reclassifications are due to the sales of discontinued operations (see Note 2).

(19) Income Taxes

Income taxes are determined using the liability method of accounting for income taxes, under which deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. If, based upon all available evidence, both positive and negative, it is more likely than not that such DTAs will not be realized, a valuation allowance is recorded.

Management assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing DTAs in each taxpaying jurisdiction. On the basis of this evaluation, as of December 31, 2023, a valuation allowance of $65 million has been recorded to recognize only the portion of the DTAs that are more likely than not to be realized; however, the amount of the DTAs considered realizable could be adjusted if estimates of future taxable income during the carry forward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

We apply a recognition threshold and measurement attribute related to uncertain tax positions taken or expected to be taken on our tax returns. We recognize a tax benefit for financial reporting of an uncertain income tax position when it has a greater than 50% likelihood of being sustained upon examination by the taxing authorities. We measure the tax benefit of an uncertain tax position based on the largest benefit that has a greater than 50% likelihood of being ultimately realized including evaluation of settlements.

The components of net income (loss) from continuing operations before income taxes are as follows:

	Year Ended December 31,		
	2023	2022	2021
United States	$ 92	$ (191)	$ (309)
Foreign	113	28	15
Net income (loss) from continuing operations before income tax expense	$ 205	$ (163)	$ (294)

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,					
	2023		2022		2021	
Current						
U.S. Federal	$	53	$	3	$	(58)
U.S. State		6		1		1
Foreign		50		38		10
Total		109		42		(47)
Deferred						
U.S. Federal		(61)		3		(222)
U.S. State		(15)		1		(46)
Foreign		(8)		(33)		(3)
Total		(84)		(29)		(271)
Total income tax expense (benefit)	$	25	$	13	$	(318)

The reconciliation of the U.S. federal statutory tax rate to the actual tax rate is as follows:

	Year Ended December 31,		
	2023	2022	2021
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State tax expense	1.8 %	(0.9)%	1.5 %
Foreign earnings at rates different than U.S. federal rate	3.4 %	0.8 %	(1.3)%
Foreign withholding taxes	3.1 %	(1.7)%	(1.6)%
Valuation allowance adjustments	3.4 %	6.3 %	86.3 %
Permanent items	(1.7)%	0.7 %	(1.4)%
Earnings from consolidated subsidiaries	— %	(4.3)%	0.9 %
Tax benefits from intraperiod tax allocation to discontinued operations	— %	(29.8)%	— %
Tax credits	(4.7)%	1.6 %	2.4 %
Impact of internal planning and restructuring	(6.4)%	— %	— %
Impact of Divestitures	(6.9)%	— %	— %
Other	(0.9)%	(1.7)%	0.6 %
Effective income tax rate	12.1 %	(8.0)%	108.4 %

Our 2023 and 2022 effective tax rates were impacted by the effect of worldwide tax rates on foreign earnings, offset by internal planning and restructuring as well as the impact of the Divestitures. Our 2022 effective tax rate was impacted by not benefiting from year-to-date losses in continuing operations in accordance with the intraperiod tax expense (benefit) allocation rules as generally prescribed under ASC 740-20. Our 2021 effective tax rate was impacted by changes in global valuation allowances totaling $(253) million against net DTAs in various jurisdictions.

The Divestitures generated $674 million of net cash taxes, after usage of tax attributes. Of this amount, $641 million was paid in the year ended December 31, 2022 and the remainder was paid in the year ended December 31, 2023.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred income tax balances are established using the enacted statutory tax rates and are adjusted for changes in such rates in the period of change.

| | As of December 31, | |
	2023	**2022**
Deferred tax assets:		
Reserves and other accrued expenses	$ 65	$ 87
Net operating loss carry forwards	82	77
Capitalized research and development expenditures	61	32
Interest limitation carry forwards	32	21
Stock compensation	33	21
Property and equipment	14	17
Differences in financial reporting and tax basis for:		
Other	32	18
Less: Valuation allowance	(65)	(68)
Realizable deferred tax assets	254	205
Deferred tax liabilities:		
Differences in financial reporting and tax basis for:		
Identifiable intangible assets	(87)	(131)
Property and equipment	(25)	(26)
Other	(20)	(21)
Total deferred tax liabilities	(132)	(178)
Net deferred tax asset on balance sheet	$ 122	$ 27

At December 31, 2023, we had the following NOL, interest limitation, R&D credit and state tax credit carry forwards:

| | December 31, 2023 | | |
	Federal	**State**	**Foreign**
NOL carry forwards	$ —	$ 555	$ 264
Interest limitation carry forwards	40	65	72
R&D and state credit carry forwards	1	2	—

The state and foreign NOL carry forwards can be carried forward for periods that vary from three years to indefinitely. State tax credits expire through 2031. The interest limitation carry forwards can be carried forward indefinitely in all applicable jurisdictions.

At December 31, 2023 and 2022, we had the following valuation allowances:

| | December 31, | |
	2023	**2022**
Federal	$ 5	$ 10
State	14	26
Foreign	46	32

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that DTLs are not recorded for undistributed earnings of foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Tax Cuts and Jobs Act of 2017 ("Tax Act") required the Company to compute a tax on previously undistributed earnings and profits of its foreign subsidiaries upon transition from a worldwide tax system to a territorial tax system during the year ended December 31, 2017. The repatriation of such amounts in the future should generally be exempt from income taxes in the U.S. (as a result of the Tax Act) and in those jurisdictions that have a similar territorial system of taxation. Substantially all of our current year foreign cash flows are not intended to be indefinitely reinvested offshore, and therefore the tax effects of repatriation (including applicable withholding taxes) of such cash flows are provided for in our financial reporting.

Unrecognized Tax Benefits

The total amount of unrecognized tax benefits ("UTBs") as of December 31, 2023 was $72 million. Of this amount, $72 million, if recognized, would be included in our Consolidated Statements of Operations and have an impact on our effective tax rate. We expect to recognize approximately $10 million of tax benefits before December 31, 2024 due to expiration of statute of limitations on tax positions.

We recognize interest and penalties for unrecognized tax benefits in income tax expense. The amounts recognized for interest and penalties during the years ended December 31, 2023, 2022 and 2021 were not material.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are generally not subject to examination for periods prior to December 31, 2019; however, as we utilize our NOLs, prior periods can be subject to examination. There are no ongoing material U.S. federal, state, local or non-U.S. examinations by tax authorities.

The Company had the following activity for unrecognized tax benefits:

| | Year Ended December 31, | | |
	2023	2022	2021
Balance at beginning of period	$ 73	$ 29	$ 30
Tax positions related to current year additions	2	43	—
Additions for tax positions of prior years	1	1	—
Tax positions related to prior year reductions	(4)	—	(1)
Balance at end of period	$ 72	$ 73	$ 29

(20) Litigation

We are involved in various legal proceedings, including those discussed below. We record an accrual for legal contingencies when it is both probable that a liability has been incurred and the amount or range of the loss can be reasonably estimated (although, as discussed below, there may be an exposure to loss in excess of the accrued liability). We evaluate our accruals for legal contingencies at least quarterly and, as appropriate, establish new accruals or adjust existing accruals to reflect (1) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments, (2) the advice and analyses of counsel and (3) the assumptions and judgment of management. Legal costs associated with our legal proceedings are expensed as incurred. We had accrued liabilities of $12 million and $11 million for all of our legal matters that were contingencies as of December 31, 2023 and 2022, respectively.

Substantially all of our legal contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss involves a series of complex judgments about future events. Consequently, the ultimate outcomes of our legal contingencies could result in losses in excess of amounts we have accrued. We may be unable to estimate a range of possible losses for some matters pending against us or our subsidiaries, even when the amount of damages claimed against us or our subsidiaries is stated because, among other things: (1) the claimed amount may be exaggerated or unsupported; (2) the claim may be based on a novel legal theory or involve a large number of parties; (3) there may be uncertainty as to the likelihood of a class being certified or the ultimate size of the class; (4) there may be uncertainty as to the outcome of pending appeals or motions; (5) the matter may not have progressed sufficiently through discovery or there may be significant factual or legal issues to be resolved or developed; and/or (6) there may be uncertainty as to the enforceability of legal judgments and outcomes in certain jurisdictions. Other matters have progressed sufficiently that we are able to estimate a range of possible loss. For those legal contingencies disclosed below, and those related to the previously disclosed settlement agreement entered into in February 2015 with SNAI S.p.a. ("SNAI"), as to which a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, and for which we are able to estimate a range of possible loss, the current estimated range is up to approximately $13 million in excess of the accrued liabilities (if any) related to those legal contingencies. This aggregate range represents management's estimate of additional possible loss in excess of the accrued liabilities (if any) with respect to these matters based on currently available information, including any damages claimed by the plaintiffs, and is subject to significant judgment and a variety of assumptions and inherent uncertainties. For example, at the time of making an estimate, management may have only preliminary, incomplete, or inaccurate information about the facts underlying a claim; its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties, regulators, indemnitors or co-defendants, may prove to be wrong; and the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that management had not accounted for in its estimate because it had considered that outcome to be remote. Furthermore, as noted above, the aggregate range does not include any matters for which we are not able to estimate a range of possible loss. Accordingly, the estimated aggregate range of possible loss does not represent our maximum loss exposure. Any such losses could have a material adverse impact on our results of operations, cash flows or financial condition. The legal proceedings underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate.

Colombia Litigation

Our subsidiary, LNWI, owned a minority interest in Wintech de Colombia S.A., or Wintech (now liquidated), which formerly operated the Colombian national lottery under a contract with Empresa Colombiana de Recursos para la Salud, S.A. (together with its successors, "Ecosalud"), an agency of the Colombian government. The contract provided for a penalty against Wintech, LNWI and the other shareholders of Wintech of up to $5 million if certain levels of lottery sales were not achieved. In addition, LNWI delivered to Ecosalud a $4 million surety bond as a further guarantee of performance under the contract. Wintech started the instant lottery in Colombia but, due to difficulties beyond its control, including, among other factors, social and political unrest in Colombia, frequently interrupted telephone service and power outages, and competition from another lottery being operated in a province of Colombia that we believe was in violation of Wintech's exclusive license from Ecosalud, the projected sales level was not met for the year ended June 30, 1993.

In 1993, Ecosalud issued a resolution declaring that the contract was in default. In 1994, Ecosalud issued a liquidation resolution asserting claims for compensation and damages against Wintech, LNWI and other shareholders of Wintech for, among other things, realization of the full amount of the penalty, plus interest, and the amount of the bond. LNWI filed separate actions opposing each resolution with the Tribunal Contencioso of Cundinamarca in Colombia (the "Tribunal"), which upheld both resolutions. LNWI appealed each decision to the Council of State. In May 2012, the Council of State upheld the contract default resolution, which decision was notified to us in August 2012. In October 2013, the Council of State upheld the liquidation resolution, which decision was notified to us in December 2013.

In July 1996, Ecosalud filed a lawsuit against LNWI in the U.S. District Court for the Northern District of Georgia asserting many of the same claims asserted in the Colombia proceedings, including breach of contract, and seeking damages. In March 1997, the District Court dismissed Ecosalud's claims. Ecosalud appealed the decision to the U.S. Court of Appeals for the Eleventh Circuit. The Court of Appeals affirmed the District Court's decision in 1998.

In June 1999, Ecosalud filed a collection proceeding against LNWI to enforce the liquidation resolution and recover the claimed damages. In May 2013, the Tribunal denied LNWI's merit defenses to the collection proceeding and issued an order of payment of approximately 90 billion Colombian pesos, or approximately $30 million, plus default interest (potentially accrued since 1994 at a 12% statutory interest rate). LNWI filed an appeal to the Council of State, and on December 10, 2020, the Council of State issued a ruling affirming the Tribunal's decision. On December 16, 2020, LNWI filed a motion for clarification of the Council of State's ruling, which was denied on April 15, 2021. On April 22, 2021, LNWI filed a motion for reconsideration relating to that decision, which the Council of State denied on February 21, 2022. On May 24, 2022, the case was transferred from the Council of State to the Tribunal for further proceedings. On August 18, 2022, LNWI filed a constitutional challenge to the Council of State's December 10, 2020 decision with that court, which was denied on October 7, 2022. On December 7, 2022, LNWI filed an appeal with the Council of State from the denial of the constitutional challenge, which was denied on May 24, 2023. On June 28, 2023, the Columbian Constitutional Court received the record of the constitutional appeal for further consideration, and on September 26, 2023, that court selected LNWI's constitutional appeal for further consideration.

LNWI believes it has various defenses, including on the merits, against Ecosalud's claims. Although we believe these claims will not result in a material adverse effect on our consolidated results of operations, cash flows or financial position, it is not feasible to predict the final outcome, and we cannot assure that these claims will not ultimately be resolved adversely to us or result in material liability.

SNAI Litigation

On April 16, 2012, certain VLTs operated by SNAI in Italy and supplied by Barcrest Group Limited ("Barcrest") erroneously printed what appeared to be winning jackpot and other tickets with a face amount in excess of €400.0 million. SNAI has stated, and system data confirms, that no jackpots were actually won on that day. The terminals were deactivated by the Italian regulatory authority. Following the incident, we understand that the Italian regulatory authority revoked the certification of the version of the gaming system that Barcrest provided to SNAI and fined SNAI €1.5 million, but determined to not revoke SNAI's concession to operate VLTs in Italy.

In October 2012, SNAI filed a lawsuit in the Court of First Instance of Rome in Italy against Barcrest and The Global Draw Limited ("Global Draw"), our subsidiary which acquired Barcrest from IGT-UK Group Limited, a subsidiary of IGT, claiming liability arising out of the April 2012 incident and asserting claims based on theories of breach of contract and tort. The lawsuit sought to terminate SNAI's agreement with Barcrest and damages arising from the deactivation of the terminals, including among other things, lost profits, expenses and costs, potential awards to players who have sought to enforce what appeared to be winning jackpot and other tickets, compensation for lost profits sought by managers of the gaming locations where SNAI VLTs supplied by Barcrest were installed, damages to commercial reputation and any future damages arising from SNAI's potential loss of its concession or inability to obtain a new concession.

In February 2015, we entered into a settlement agreement with SNAI that provides, among other things, for us to make a €25.0 million upfront payment to SNAI, which payment was made in February 2015, and to indemnify SNAI against certain potential future losses. In connection with the settlement, the parties' pending claims in the Court of First Instance of Rome were dismissed on February 19, 2015. To date, we have paid €9.4 million to SNAI pursuant to our indemnification obligations.

TCS John Huxley Matter

On March 15, 2019, TCS John Huxley America, Inc., TCS John Huxley Europe Ltd., TCS John Huxley Asia Ltd., and Taiwan Fulgent Enterprise Co., Ltd. brought a civil action in the United States District Court for the Northern District of Illinois against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. In the complaint, the plaintiffs assert federal antitrust claims arising from the defendants' procurement of particular U.S. and South African patents. The plaintiffs allege that the defendants used those patents to create an allegedly illegal monopoly in the market for automatic card shufflers sold to regulated casinos in the United States. On April 10, 2019, the defendants filed a motion to dismiss the plaintiffs' complaint with prejudice. On April 25, 2019, the district court denied the defendants' motion to dismiss without prejudice pursuant to the court's local rules, after the plaintiffs advised that they intended to file an amended complaint. The plaintiffs filed their amended complaint on May 3, 2019, and on May 22, 2019, the defendants filed a motion to dismiss the plaintiffs' amended complaint with prejudice. On March 20, 2020, the district court denied the defendants' motion to dismiss the plaintiffs' amended complaint, and defendants filed an answer to the plaintiffs' amended complaint on June 19, 2020. On June 3, 2020, the trial court granted the defendants' request to bifurcate proceedings in the case, with discovery to occur first into the statute of limitations and release defenses asserted by the defendants in their motion to dismiss, before proceeding into broader discovery. The trial court set a September 18, 2020, deadline for the parties to complete discovery relating to the statute of limitations and release defenses. On October 28, 2020, the court issued an order extending until January 15, 2021 the deadline for the parties to complete discovery relating to the statute of limitations defense. On February 9, 2021, the defendants filed a motion for summary judgment on their statute of limitations defense, addressing whether plaintiffs had actual knowledge of their claims prior to the start of the limitations period. The district court denied that motion for summary judgment on September 20, 2021. On January 13, 2023, the district court entered an order requiring, among other things, that the plaintiffs make a formal written settlement demand by January 20, 2023, that the defendants respond to that demand in writing by January 27, 2023, and that the parties file a status report by January 31, 2023 confirming that they have complied with the district court's order. On January 31, 2023, the parties filed a joint status report confirming that they have complied with the district court's order to make and respond to a formal written demand. Discovery closed on June 1, 2023. On June 30, 2023, the defendants filed a motion for summary judgment, which is pending. Due to the complexity of the plaintiffs' claims, and the unpredictability of the outcome of the proceedings in the district court, or any appeal therefrom, we are unable at this time to estimate a range of reasonably possible losses, or any amount within such a range, above the amount we have recorded for this matter, which is the minimum amount of reasonably possible loss.

Tonkawa Tribe Matter

On September 3, 2020, the Tonkawa Tribe of Indians of Oklahoma d/b/a Tonkawa Enterprises filed a putative class action complaint in the United States District Court for the District of Nevada against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. On October 5, 2020, the plaintiff filed a first amended complaint to add Cow Creek Band of Umpqua Tribe of Indians and the Umpqua Indian Development Corp., d/b/a Seven Feathers Casino as a plaintiff. On October 26, 2020, the plaintiffs filed a second amended complaint. In the complaint, the plaintiffs assert federal antitrust claims arising from the defendants' procurement of particular U.S. patents. The plaintiffs allege that the defendants used those patents to create an allegedly illegal monopoly in the market for card shufflers sold or leased to regulated casinos in the United States. The plaintiffs seek to represent a putative class of all regulated United States casinos directly leasing or purchasing card shufflers from the defendants on or after April 1, 2009. The complaint seeks unspecified money damages, the award of plaintiff's costs of suit, including reasonable attorneys' fees and expert fees, and the award of pre-judgment and post-judgment interest. On November 19, 2020, the defendants filed a motion to dismiss plaintiffs' second amended complaint or, in the alternative, to compel arbitration of plaintiffs' claims. On November 20, 2020, Plaintiffs filed a motion for partial summary judgment, seeking a finding that defendants are collaterally estopped from re-litigating issues litigated in the 2018 litigation versus Shuffle Tech International Corp., Aces Up Gaming, and Poydras-Talrick Holdings. On August 27, 2021, the Nevada district court entered an order transferring the lawsuit to the United States District Court for the Northern District of Illinois. On May 19, 2022, the Illinois district court granted defendants' motion to compel arbitration of plaintiffs' individual claims; stayed all proceedings in the lawsuit pending resolution of the arbitral process; and accordingly dismissed all pending motions without prejudice as moot. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the lawsuit are without merit, and intend to vigorously defend against them.

Giuliano and Rancho's Club Casino Matter

On September 4, 2020, Alfred T. Giuliano, as liquidation trustee for RIH Acquisition NJ, LLC d/b/a The Atlantic Club Casino Hotel filed a putative class action complaint in the United States District Court for the Northern District of Illinois against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. In the complaint, the plaintiffs assert federal antitrust claims arising from the defendants' procurement of particular U.S. patents. The plaintiffs allege that the defendants used those patents to create an allegedly illegal monopoly in the market for automatic card shufflers sold or leased in the United States. The plaintiffs seek to represent a putative class of all persons and entities that directly purchased or leased automatic card shufflers within the United States from the Defendants, or any predecessor, subsidiary, or affiliate thereof, at any time between April 1, 2009, and the present. The complaint seeks unspecified money damages, which the complaint asks the court to treble, the award of plaintiff's costs of suit, including attorneys' fees, and the award of pre-judgment and post-judgment interest. On September 8, 2020, Rancho's Club Casino, Inc., d/b/a Magnolia House Casino filed a putative class action complaint in the United States District Court for the Northern District of Illinois against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. In the complaint, the plaintiff asserts federal antitrust claims arising from the defendants' procurement of particular U.S. patents. The plaintiff alleges that the defendants used those patents to create an allegedly illegal monopoly in the market for automatic card shufflers sold or leased in the United States. The plaintiff seeks to represent a putative class of all persons and entities that directly purchased or leased automatic card shufflers within the United States from the defendants, or any predecessor, subsidiary, or affiliate thereof, at any time between April 1, 2009, and the present. The complaint seeks unspecified money damages, which the complaint asks the court to treble, the award of plaintiff's costs of suit, including attorneys' fees, and the award of pre-judgment and post-judgment interest.

On October 29, 2020, the trial court consolidated the Giuliano and Rancho's Club Casino matters. On October 30, 2020, the plaintiffs in the consolidated action filed a first amended consolidated complaint. On November 9, 2020, the defendants filed a motion to dismiss the plaintiffs' first amended consolidated complaint, and also filed a motion to compel arbitration of plaintiff Alfred T. Giuliano's individual claims. On May 19, 2022, the Illinois district court granted defendants' motion to compel arbitration; stayed all proceedings in the lawsuit pending resolution of the arbitral process; and accordingly dismissed all pending motions without prejudice. On May 31, 2022, defendants filed a motion to lift the stay of the lawsuit for the limited purpose of amending the court's May 19, 2022 order to confirm that plaintiff Alfred T. Giuliano must proceed to arbitration on an individual basis rather than a class-wide basis. On June 10, 2022, plaintiff Alfred T. Giuliano filed a notice of voluntary dismissal without prejudice, and the court therefore denied as moot defendants' motion to lift the stay in an order entered on March 28, 2023. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the consolidated lawsuit are without merit, and intend to vigorously defend against them.

In re Automatic Card Shufflers Litigation Matter

On April 2, 2021, Casino Queen, Inc. and Casino Queen Marquette, Inc. filed a putative class action complaint in the United States District Court for the Northern District of Illinois against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. In the complaint, the plaintiffs assert federal antitrust claims arising from the defendants' procurement of particular U.S. patents. The plaintiffs allege that the defendants used those patents to create an allegedly illegal monopoly in the market for automatic card shufflers sold or leased in the United States. The plaintiffs seek to represent a putative class of all persons and entities that directly purchased or leased automatic card shufflers within the United States from the defendants, or any predecessor, subsidiary, or affiliate thereof, at any time between April 1, 2009, and the present. The complaint seeks unspecified money damages, which the complaint asks the court to treble, the award of plaintiffs' costs of suit, including attorneys' fees, and the award of pre-judgment and post-judgment interest. On June 11, 2021, the defendants filed a motion to dismiss plaintiffs' complaint, which the court denied on May 19, 2022. Discovery closed on December 1, 2023. On February 16, 2024, the defendants filed a motion for summary judgment, which is pending. Also on February 16, 2024, plaintiffs filed a motion for partial summary judgment and a motion for class certification, which are pending. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the lawsuit are without merit, and intend to vigorously defend against them.

Mohawk Gaming Enterprises Matter

On November 9, 2020, Mohawk Gaming Enterprises LLC, d/b/a Akwesasne Mohawk Casino Resort, filed a demand for a putative class arbitration before the American Arbitration Association against L&W, Bally Technologies, Inc. and LNW Gaming, Inc., f/k/a Bally Gaming, Inc. ("Respondents"). In the complaint, the claimant asserts federal antitrust claims arising from the respondents' procurement of particular U.S. patents. The claimant alleges that the respondents used those patents to create an allegedly illegal monopoly in the market for automatic card shufflers sold or leased in the United States. The claimant seeks to represent a putative class of all persons and entities that directly purchased or leased automatic card shufflers within the United States from the respondents, or any predecessor, subsidiary, or affiliate thereof, at any time between April 1, 2009, and the present. The complaint seeks unspecified money damages, which the complaint asks the arbitration panel to treble, and the award of claimant's costs of suit, including attorneys' fees. Respondents filed their answering statement on December 9, 2020. On October 29, 2021, the claimant filed a memorandum in support of class arbitration, which Respondents opposed on December 3, 2021. On February 8, 2022, the Arbitrator issued a clause construction award, finding that the arbitration could proceed on behalf of a class or classes. On February 11, 2022, Respondents filed a petition to vacate the award in the New York Supreme Court. The Court denied Respondents' petition on August 9, 2022, and on August 16, 2022, Respondents appealed to the New York Appellate Division, First Department, which denied Respondents' appeal on June 22, 2023. On April 15, 2022, Respondents filed a motion to dismiss the claimant's complaint, which the Arbitrator denied on July 26, 2022. Discovery closed on December 1, 2023. On February 16, 2024, the respondents filed a motion for summary judgment, which is pending. Also on February 16, 2024, claimant filed a motion for partial summary judgment and a motion for class certification, which are pending. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Boorn Matter

On September 15, 2022, plaintiff Hannelore Boorn filed a putative class action against L&W, SciPlay Corporation, and Appchi Media Ltd. in the Fayette Circuit Court of the Commonwealth of Kentucky. In her complaint, plaintiff sought to represent a putative class of all persons in Kentucky who, within the past five years, purchased and allegedly lost $5.00 or more worth of virtual coins, in a 24-hour period, playing SciPlay's online social casino games. The complaint asserted claims for alleged violations of Kentucky's "recovery of gambling losses" statute and for unjust enrichment, and sought unspecified money damages, the award of reasonable attorneys' fees and costs, pre- and post-judgment interest, and injunctive and/or other declaratory relief. On October 18, 2022, defendants removed the action to the United States District Court for the Eastern District of Kentucky. On October 26, 2022, plaintiff filed a notice voluntarily dismissing the lawsuit without prejudice. On October 27, 2022, the district court entered an order dismissing the lawsuit. On November 17, 2022, claimant Hannelore Boorn filed an arbitration demand against respondents L&W, SciPlay Corporation, and Appchi Media Ltd. before the American Arbitration Association, pursuant to which she seeks declaratory judgments that (1) SciPlay's online social casino games constitute gambling under Kentucky law, and (2) SciPlay's terms of service are void under Kentucky law. On January 12, 2023, respondents filed their answering statement to plaintiff's arbitration demand. On February 2, 2024, claimant filed a dispositive motion seeking a ruling that SciPlay's terms of service are void under Kentucky law and that claimant's claims are not arbitrable. On February 2, 2024, respondents filed a motion for summary disposition seeking dismissal of claimant's claims. Both motions are pending.We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Allah Beautiful Matter

On December 19, 2022, claimant Prince Imanifest Allah Beautiful filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The demand asserts claims for alleged violations of New Jersey's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by New Jersey players of SciPlay's online social casino games other than the claimant. On March 7, 2023, respondent filed its answering statement to claimant's arbitration demand. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Sprinkle Matter

On December 12, 2022, claimant Matthew Sprinkle filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The demand asserts claims for alleged violations of Ohio's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by Ohio players of SciPlay's online social casino games other than the claimant. On March 7, 2023, respondent filed its answering statement to claimant's arbitration demand. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Sornberger Matter

On March 8, 2023, plaintiff Andrea Sornberger filed a complaint against SciPlay Corporation and SciPlay Games, LLC in the Circuit Court of the Franklin County, Alabama. The complaint asserts claims for alleged violations of Alabama anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by Alabama players of SciPlay's online social casino games other than the plaintiff, the award of interests and costs, and injunctive and other relief. On April 12, 2023, defendants removed the action to the United States District Court for the Northern District of Alabama. On August 24, 2023, plaintiff voluntarily dismissed her complaint without prejudice, and re-filed it in the Circuit Court of Franklin County, Alabama. On September 27, 2023, defendants removed the re-filed action to the United States District Court for the Northern District of Alabama. On October 26, 2023, plaintiff filed a motion to remand the action to the Circuit Court of Franklin County, Alabama, which is pending. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the lawsuit are without merit, and intend to vigorously defend against them.

Roberts Matter

On July 25, 2023, claimant Donovan Roberts filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The demand asserts claims for alleged violations of Kentucky's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by Kentucky players of SciPlay's online social casino games other than the claimant. On October 6, 2023, respondent filed its answering statement to claimant's arbitration demand. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Ebersole Matter

On July 25, 2023, claimant Christopher Ebersole filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The demand asserts claims for alleged violations of Ohio's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by Ohio players of SciPlay's online social casino games other than the claimant. On October 12, 2023, respondent filed its answering statement to claimant's arbitration demand. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Murnaghan Matter

On July 25, 2023, claimant Hope Murnaghan filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The demand asserts claims for alleged violations of Massachusetts' anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by Massachusetts players of SciPlay's online social casino games other than the claimant. On October 12, 2023, respondent filed its answering statement to claimant's arbitration demand. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Ewing Matter

On November 31, 2023, plaintiff Lauren Ewing filed a lawsuit against SciPlay Corporation and SciPlay Games LLC in the Circuit Court for the 14th Judicial District of Tennessee. The complaint asserts claims for alleged violations of Tennessee's anti-gambling statutes and seeks unspecified money damages, including recover of monies allegedly lost by Tennessee players of SciPlay's online social casino games. On December 15, 2023, defendants removed the action to the United States District Court for the Eastern District of Tennessee. On January 12, 2024, plaintiff filed a motion to remand the action to the Circuit Court for the 14th Judicial District of Tennessee, which is pending. On January 22, 2024, defendants filed a motion to dismiss plaintiff's complaint and a motion to compel arbitration of plaintiff's claims, which are pending. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the lawsuit are without merit, and intend to vigorously defend against them.

LIGHT & WONDER, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
Years Ended December 31, 2023, 2022 and 2021
(in millions)

Allowance for credit losses	Balance at beginning of period		Additions	Deductions[1]		Balance at end of period	
Year Ended December 31, 2023	$	40	5	(4)	$		41
Year Ended December 31, 2022	$	54	2	(16)	$		40
Year Ended December 31, 2021	$	81	(2)	(25)	$		54

(1) Amounts written off, net of recovery, and related impact of foreign currency exchange.

Tax-related valuation allowance	Balance at beginning of period		Additions / (deductions)	Balance at end of period	
Year Ended December 31, 2023	$	68	(3)	$	65
Year Ended December 31, 2022	$	60	8	$	68
Year Ended December 31, 2021	$	298	(238)	$	60

3. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of January 30, 2013, entered into by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), SG California Merger Sub, Inc. and WMS Industries Inc. (incorporated by reference to Exhibit 2.1 to Scientific Games Corporation's Current Report on Form 8-K filed on February 5, 2013).
2.2	Agreement and Plan of Merger, dated as of August 1, 2014, by and among the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), Scientific Games Nevada, Inc. and Bally Technologies, Inc. (incorporated by reference to Exhibit 2.1 to Scientific Games Corporation's Current Report on Form 8-K filed on August 4, 2014).
2.3	Arrangement Agreement, dated as of September 20, 2017, among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Bally Gaming And Systems UK Limited and NYX Gaming Group Limited (incorporated by reference to Exhibit 2.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on September 21, 2017).
2.4	First Amendment to Arrangement Agreement, dated as of November 21, 2017, among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Bally Gaming And Systems UK Limited and NYX Gaming Group Limited (incorporated by reference to Exhibit 2.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on November 27, 2017).
2.5	Agreement and Plan of Merger, dated as of September 18, 2017, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and SG Nevada Merger Company, a Nevada corporation and a wholly-owned subsidiary of Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) (incorporated by reference to Exhibit 2.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on September 18, 2017).
2.6	Agreement and Plan of Merger, dated August 8, 2023, by and among Light & Wonder, Inc., Bern Merger Sub, Inc. and SciPlay Corporation (incorporated by reference to Exhibit 2.1 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on August 8, 2023).*
3.1(a)	Restated Articles of Incorporation of Light & Wonder, Inc., filed with the Secretary of State of the State of Nevada on August 5, 2022 (incorporated by reference to Exhibit 3.1(a) to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
3.1(b)	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock of Light & Wonder, Inc., filed with the Secretary of State of the State of Nevada on August 5, 2022 (incorporated by reference to Exhibit 3.1(b) to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022).
3.2	Second Amended and Restated Bylaws of Light & Wonder, Inc., effective as of April 28, 2022 (incorporated by reference to Exhibit 3.2 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on April 29, 2022).
3.3	Third Amended and Restated Bylaws of Light & Wonder, Inc., effective as of August 3, 2023 (incorporated by reference to Exhibit 3.2 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).
3.4	Certificate of Withdrawal of Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of the State of Nevada on August 8, 2023 (incorporated by reference to Exhibit 3.3 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).
4.1	Amended and Restated Rights Agreement, dated as of January 10, 2018, between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and American Stock Transfer & Trust Company, LLC which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) as Exhibit A, the Form of Right Certificate as Exhibit B, the Summary of Rights to Purchase Shares of Preferred Stock of Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) as Exhibit C and a the Form of Consent to Jurisdiction as Exhibit D (incorporated by reference to Exhibit 4.3 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on January 10, 2018).

Exhibit Number	Description
4.2	Amendment to Amended and Restated Rights Agreement, dated as of June 16, 2020, to the Amended and Restated Rights Agreement, dated as of January 10, 2018, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on June 19, 2020).
4.3	Indenture, dated as of November 26, 2019, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on November 26, 2019).
4.4	Supplemental Indenture, dated as of January 23, 2020, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.) as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), NYX Digital Gaming (USA), LLC and the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.47 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the year ended December 31, 2019).
4.5	Supplemental Indenture, dated as of January 5, 2021, by and among Scientific Games International, Inc., (as predecessor to Light & Wonder International, Inc.) as issuer, SGI Lottery LLC and the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.43 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the year ended December 31, 2020).
4.6	Indenture, dated as of November 26, 2019, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.2 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on November 26, 2019).
4.7	Supplemental Indenture, dated as of January 23, 2020, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.) as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), NYX Digital Gaming (USA), LLC and the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.49 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the year ended December 31, 2019).
4.8	Supplemental Indenture, dated as of January 5, 2021, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, SGI Lottery LLC and the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.46 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the year ended December 31, 2020).
4.9	Supplemental Indenture, dated as of August 19, 2021, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), Scientific Games, Inc. and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.6 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).
4.10	Supplemental Indenture, dated as of August 19, 2021, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), Scientific Games, Inc. and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.7 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).

Exhibit Number	Description
4.11	Supplemental Indenture, dated as of September 30, 2021, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.6 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on October 1, 2021).
4.12	Supplemental Indenture, dated as of September 30, 2021, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.7 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on October 1, 2021).
4.13	Supplemental Indenture, dated as of October 19, 2021, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028. (incorporated by reference to Exhibit 4.68 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
4.14	Supplemental Indenture, dated as of October 19, 2021, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.69 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the fiscal year ended December 31, 2021).
4.15	Supplemental Indenture, dated as of April 27, 2022, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, L&W Merger Sub, Inc. and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.1 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).
4.16	Supplemental Indenture, dated as of April 27, 2022, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, L&W Merger Sub, Inc. and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.2 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).
4.17	Indenture, dated as of August 23, 2023, among Light and Wonder International, Inc., as issuer, Light & Wonder, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the 7.500% Senior Unsecured Notes due 2031 (incorporated by reference to Exhibit 4.1 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on August 23, 2023).
4.18	Supplemental Indenture, dated as of December 22, 2023, by and among Light & Wonder International, Inc., as issuer, SciPlay Corporation, SciPlay Games, LLC and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.000% Senior Unsecured Notes due 2028 (incorporated by reference to Exhibit 4.1 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on December 22, 2023).
4.19	Supplemental Indenture, dated as of December 22, 2023, by and among Light & Wonder International, Inc., as issuer, SciPlay Corporation, SciPlay Games, LLC and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of November 26, 2019, as amended and supplemented, relating to the 7.250% Senior Unsecured Notes due 2029 (incorporated by reference to Exhibit 4.2 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on December 22, 2023).
4.20	Supplemental Indenture, dated as of December 22, 2023, by and among Light & Wonder International, Inc., as issuer, SciPlay Corporation, SciPlay Games, LLC and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to the Indenture, dated as of August 23, 2023, as amended and supplemented, relating to the 7.500% Senior Unsecured Notes due 2031 (incorporated by reference to Exhibit 4.3 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on December 22, 2023).

Exhibit Number	Description
4.21	Description of Securities.(†)
10.1	Credit Agreement, dated as of April 14, 2022, by and among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as the borrower, Light & Wonder, Inc., as a guarantor, the several banks and other financial institutions or entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, issuing lender and swingline lender (incorporated by reference to Exhibit 10.1 to Light & Wonder, Inc.'s Current Report on Form 8-K filed on April 15, 2022).
10.2	Amendment No. 1, dated as of January 16, 2024, among Light and Wonder International, Inc., as the borrower, Light & Wonder, Inc., as holdings, the several banks and other financial institutions or entities from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, issuing lender and swingline lender, which amended the Credit Agreement, dated as of April 14, 2022 (incorporated by reference to Exhibit 10.1 to Light & Wonder, Inc.'s Current Report on Form 8-K filed January 16, 2024).
10.3	Escrow Credit Agreement, dated as of October 1, 2014, among SGMS Escrow Corp., the several lenders from time to time parties thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on October 7, 2014).
10.4	Guarantee and Collateral Agreement, dated as of October 18, 2013, by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), the guarantor parties named therein and Bank of America, N.A. as collateral agent (incorporated by reference to Exhibit 10.2 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on October 18, 2013).
10.5	Collateral Agreement, dated as of November 21, 2014, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), as issuer, Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as collateral agent, related to the 7.000% Senior Secured Notes due 2022 (incorporated by reference to Exhibit 10.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on November 26, 2014).
10.6	Amendment No. 1, dated as of February 14, 2017, among Scientific Games International, Inc. (as predecessor to Light & Wonder International, Inc.), Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and the other guarantors party thereto and Deutsche Bank Trust Company Americas, as collateral agent, relating to the Collateral Agreement, dated as of November 21, 2014 (incorporated by reference to Exhibit 10.2 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on February 14, 2017).
10.7	Share Purchase Agreement, dated as of April 26, 2011, by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Global Draw Limited, IGT-UK Group Limited, Cyberview International, Inc. and International Game Technology (incorporated by reference to Exhibit 10.1 to Scientific Games Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011).
10.8	Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) Amended and Restated 2003 Incentive Compensation Plan (Amended and Restated as of June 9, 2021) (incorporated by reference to Exhibit 10.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on June 11, 2021).**
10.9	1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Annual Report on Form 10-K for the fiscal year ended October 31, 1997).**
10.10	Asia-Pacific Business Incentive Compensation Program (incorporated by reference to Exhibit 10.4 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on December 3, 2010).**
10.11	Omnibus Amendment of Compensation and Benefit Plans, effective January 10, 2018, to amend the Plans, as defined therein, to reflect the merger of Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), a Delaware corporation ("Parent") into SG Nevada Merger Company, a Nevada corporation and a wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 10.3 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 2018).**

Exhibit Number	Description
10.12	Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) Change in Control Protection Plan, adopted as of August 25, 2020 (incorporated by reference to Exhibit 10.1 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on August 25, 2020).**
10.13	Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) Amended and Restated 2016 Employee Stock Purchase Plan (Amended and Restated as of June 9, 2021) (incorporated by reference to Exhibit 10.2 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Current Report on Form 8-K filed on June 11, 2021).**
10.14	Employment Agreement, dated as of August 2, 2021 (effective as of September 1, 2021), by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and James Sottile (incorporated by reference to Exhibit 10.3 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).**
10.15	Employment Agreement, dated as of July 6, 2019 (effective as of March 1, 2020), by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Matthew Wilson (incorporated by reference to Exhibit 10.4 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).**
10.16	Amendment to Employment Agreement, dated as of March 24, 2020 (effective as of April 5, 2020), by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Matthew Wilson (incorporated by reference to Exhibit 10.5 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020).**
10.17	Amendment to Employment Agreement, dated as of June 30, 2020 (effective as of July 1, 2020), by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Matthew Wilson (incorporated by reference to Exhibit 10.9 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).**
10.18	Amendment to Employment Agreement, dated as of July 24, 2020, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Matthew Wilson (incorporated by reference to Exhibit 10.6 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).**
10.19	Amended and Restated Employment Agreement, dated as of October 15, 2021, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Constance P. James (incorporated by reference to Exhibit 10.3 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).*
10.20	Retention Letter, dated as of September 7, 2022, by and between Light & Wonder, Inc. and Constance P. James (incorporated by reference to Exhibit 10.3 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).*
10.21	Amendment to Employment Agreement, dated as of November 14, 2022 (effective as of October 10, 2022), by and between Light & Wonder, Inc. and Matthew Wilson (incorporated by reference to Exhibit 10.35 to Light & Wonder, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022).**
10.22	Amended and Restated Consulting Agreement, dated as of October 1, 2020, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Jamie Odell (incorporated by reference to Exhibit 10.15 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).**
10.23	Amended and Restated Consulting Agreement, dated as of December 5, 2023, by and between Light & Wonder, Inc. and Jamie Odell.**(†)
10.24	Amended and Restated Consulting Agreement, dated as of October 1, 2020, by and between Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) and Antonia Korsanos (incorporated by reference to Exhibit 10.11 to Scientific Games Corporation's (as predecessor to Light & Wonder, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2020).**
10.25	Amended and Restated Consulting Agreement, dated as of December 5, 2023, by and between Light & Wonder, Inc. and Antonia Korsanos.**(†)

Exhibit Number	Description
10.26	Amended and Restated Employment Agreement, dated as of October 10, 2022, by and between Light & Wonder, Inc. and Siobhan Lane (incorporated by reference to Exhibit 10.38 to Light & Wonder, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022).**
10.27	Employment Agreement, effective as of August 25, 2023, by and between Light & Wonder, Inc. and Vanja Kalabic (incorporated by reference to Exhibit 10.1 to Light & Wonder, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023).**
10.28	Employment Agreement, effective as of December 13, 2023, by and between Light & Wonder, Inc. and Oliver Chow.**(†)
21	List of Subsidiaries.(†)
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.(†)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. (†)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. (†)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***
97.1	Light & Wonder, Inc. Incentive Compensation Recovery Policy.**(†)
99.1	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan (Amended and Restated June 12, 2019), for awards granted in 2021 or later.**(†)
99.2	Terms and Conditions of Equity Awards to Non-Employee Directors under the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan (Amended and Restated June 12, 2019).**(†)
99.3	Terms and Conditions of Equity Awards to Consultants under the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan (Amended and Restated June 12, 2019).**(†)
99.4	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan, for awards granted prior to 2021.**(†)
99.5	Gaming Regulations.(†)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Light & Wonder agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request, subject to Light & Wonder's right to request confidential treatment of any requested schedule or exhibit.

**Management contracts and compensation plans and arrangements in which directors and/or executive officers are eligible to participate.

*** Furnished herewith.

(†) Filed herewith.

The agreements and other documents filed as exhibits to this Annual Report on Form 10-K are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 27, 2024   LIGHT & WONDER, INC.

/s/ Oliver Chow

By: Oliver Chow,
Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 27, 2024.

Signature	Title
/s/ Matthew R. Wilson Matthew R. Wilson	President and Chief Executive Officer and Director (principal executive officer)
/s/ Oliver Chow Oliver Chow	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Vanja Kalabic Vanja Kalabic	Senior Vice President and Chief Accounting Officer (principal accounting officer)
/s/ Jamie R. Odell Jamie R. Odell	Executive Chair of the Board of Directors and Director
/s/ Antonia Korsanos Antonia Korsanos	Executive Vice Chair of the Board of Directors and Director
/s/ Michael Marchetti Michael Marchetti	Director
/s/ Hamish McLennan Hamish McLennan	Director
/s/ Stephen Morro Stephen Morro	Director
/s/ Michael J. Regan Michael J. Regan	Director
/s/ Virginia E. Shanks Virginia E. Shanks	Director
/s/ Timothy Throsby Timothy Throsby	Director
/s/ Maria T. Vullo Maria T. Vullo	Director
/s/ Kneeland C. Youngblood Kneeland C. Youngblood	Director

STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Jamie R. Odell
Executive Chair of the Board of Light & Wonder, Inc.
Director since 2020
Former CEO of Aristocrat Leisure Limited

Matthew R. Wilson
President and Chief Executive Officer of Light & Wonder, Inc.
Director since 2022

Antonia Korsanos
Executive Vice Chair of the Board of Light & Wonder, Inc.
Director since 2020
Former CFO of Aristocrat Leisure Limited

Michael Marchetti
Director since 2024
Chief Financial Officer of Age of Learning, Inc.

Hamish R. McLennan
Director since 2020
Chair of Compensation Committee
Chairman of REA Group Limited; Chairman of ARN Limited

Stephen Morro
Director since 2022
Chair of Compliance Committee
Former COO of International Game Technology PLC

Michael J. Regan
Director since 2006
Chair of Audit Committee
Former Vice Chairman & Chief Administrative Officer of KPMG LLP

Virginia E. Shanks
Director since 2021
Former Executive Vice President and Chief Administrative Officer of Pinnacle Entertainment, Inc.

Timothy Throsby
Director since 2020
Former President of Barclays Corporation & International and Chief Executive of Barclays Corporate and Investment Bank

Maria T. Vullo
Director since 2019
Chief Executive Officer of Vullo Advisory Services, PLLC

Kneeland C. Youngblood
Director since 2018
Chair of Nominating and Corporate Governance Committee
Founding Partner, Chairman and CEO of Pharos Capital Group, LLC

CORPORATE HEADQUARTERS
Light & Wonder, Inc.
6601 Bermuda Road
Las Vegas, Nevada 89119
(702) 897-7150

STOCKHOLDER INFORMATION

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Las Vegas, Nevada

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
1st Floor
Brooklyn, New York 11219
(800) 468-9716 or (718) 921-8124
www.equiniti.com
e-mail: admin43@equiniti.com

Computershare Investor Services Pty Limited
PO Box 103 Abbotsford
Victoria 3067 Australia
(within Australia) 1300 731 056
(international) +61 3 9415 5361
www.computershare.com/au
e-mail:gtuau@computershare.com/au